Exhibit 15.1

SWEDISH ANNUAL REPORT

FOR 2015 IN ENGLISH

(ADJUSTED VERSION)

CONTENTS

The business

Ericsson in brief	1

Letter from the CEO	2

This is Ericsson	4

Profit improvement	6

Business structure	7

Global presence 24/7	9

The IPR portfolio	10

Market transformation	11

The strategic direction	13

Core business	15

Targeted areas	20

The people	26

Sustainability and Corporate Responsibility	28

Letter from the Chairman	30

Results

Board of Directors’ report	31

Report of independent registered public accounting firm	44

Consolidated financial statements	45

Notes to the consolidated financial statements	52

Management’s report on internal control over financial reporting	91

Risk factors	92

Forward-looking statements	100

Corporate Governance

Corporate Governance report 2015	102

Remuneration report	129

Shareholders

Ericsson and the Capital markets	133

Share information	136

Other information

Five-year summary	140

Glossary	141

Financial terminology	142

Shareholder information	143

Signatures	145

Ericsson Annual Report on Form 20-F 2015

THE BUSINESS – ERICSSON IN BRIEF

ERICSSON IN BRIEF

Share of the world’s mobile traffic carried over Ericsson networks

40 PERCENT

Ericsson has been at the forefront of communications technology over the past 140 years, despite ever-changing conditions and major technological disruptions. Over the past 15 years, and reflecting the ongoing transformation of the communications technology and services market, the business has evolved from being hardware-centric to becoming increasingly software- and services-centric, and today close to 70% of sales derive from software and services. The Company mission is to lead this transformation through mobility.

Ericsson has its headquarters in Stockholm, Sweden. The Ericsson share is listed on Nasdaq Stockholm, Sweden, and NASDAQ New York.

Ericsson Annual Report on Form 20-F 2015

THE BUSINESS – Letter from the CEO

TOWARDS THE NETWORKED SOCIETY

Dear reader

We are living in a truly remarkable time. The pace of change in society, in our industry and within Ericsson has never been faster. The transformation to the Networked Society, where anything that benefits from being connected will be connected, is pushed forward at speed with 5G, Internet of Things (IoT) and cloud as the key drivers.

Our ambition is to lead the market transformation to secure that we continue to be relevant to existing and new customers as the new ICT market evolves. Our core strategy remains unchanged and builds on a combination of excelling in our current core business and to establish leadership in targeted growth areas, combined with best-in-class margins and strong operating cash flow. In doing so, we will be able to create shareholder value at the same time as we generate value for our customers, employees and for society at large.

With this introduction, let me continue by giving you some examples of strategic events in 2015 that reflect our ambitions and strategic direction.

Transforming the user experience

The year started with the Consumer Electronics Show (CES) in Las Vegas in January. Among the things that we showcased at CES, was how the Networked Society will redefine entertainment. We also demonstrated how connectivity transforms the driving experience and how industries and cities can benefit from a society where everything that can be connected will be connected. As an industry first we launched the LTE License Assisted Access that increases mobile data speeds on smart phones and other devices by using the combination of licensed and unlicensed frequency bands.

Strengthening our offerings

Mobile World Congress (MWC) in Barcelona in February–March is the event where the entire global mobile industry comes together every year. MWC is an important platform for us to bring new products, services and solutions to market. In 2015 we had seven important launches, including the Ericsson HDS 8000 (Hyperscale Datacenter System) and the new Ericsson Radio System. HDS 8000 is the first product in the world to include Intel Rack Scale Architecture and is a result of a long-term relationship between Intel and Ericsson. Ericsson Radio System is a completely new approach to building radio networks. I believe these recent launches clearly strengthen our offering and pave the way for the strategic direction.

Company transformation

Ericsson has a structured talent planning process and runs leadership programs at all levels, which is crucial in securing Ericsson’s leading position. In June, when we gathered 250 top managers to our annual two day Leadership Summit, we focused on strategy and leadership. This also includes talent management or how to attract the best, to develop the best, and to establish a high-performing organization of engaged employees.

Reflecting the transformation, almost 15,000 employees joined Ericsson and close to 17,000 employees left the Company in 2015.

Responsible leadership

In September I was part of a historic event, when world leaders from 193 countries gathered in New York City at the United Nations General Assembly to adopt 17 Sustainable Development Goals, with the ambition to end poverty, protect the planet and ensure prosperity for all by 2030. At Ericsson, I am proud that my whole Global Leadership Team has adopted a goal and my personal goal is number 17, “Partnerships for the goals”. At Ericsson, sustainability and corporate responsibility are part of our business and one of the pillars in our strategy. We continue to lead the industry in working with providing solutions to sustainable development challenges, while integrating responsible business practices into our process to ensure we are a trusted partner to our stakeholders. We are committed to continuous improvements against the triple bottom line principles of responsible financial and environmental performance and socio- economic development, and to being a responsible and relevant driver of positive change in the networked society.

This includes activities such as connecting the unconnected as well as scaling up access to education, reducing energy and carbon dioxide emissions, and contributing to sustainable urbanization, financial inclusion, gender equality, peace-building and humanitarian response.

Ericsson Annual Report on Form 20-F 2015

Filling the gaps

The overall ambitions of our partnering and M&A activities are to expand market footprint, strengthen competitive assets, fill portfolio gaps, and, above all, strengthen the ability to create value and to accelerate profitable growth. After an intensive 2014, with important acquisitions and partnerships primarily within targeted growth areas, we made fewer, but still important, acquisitions in 2015. One of these acquisitions was Envivio, announced in September, which extends Ericsson’s position in the TV and Media market. The acquisition of Envivio was presented at the annual high profile media and entertainment conference IBC in Amsterdam, where we also announced the commercial availability of Ericsson MediaFirst and showcased new innovative transformation solutions for the TV and media market.

Transforming our way of working

At Ericsson we are not only transforming the business, but also our way of working, and partnerships are part of this development. Prior to our annual Capital Markets Day in November, when we give an update on strategic progress, I was very excited to announce the strategic partnership with Cisco. The partnership will combine the best of both companies: routing, data center, networking, cloud, mobility, management and control, and global services capabilities. Together with Cisco, a leader in IP-networking, we will offer end-to-end leadership across network architectures for 5G, cloud and IP, and the Internet of Things. extending our addressable market.

Generating value from our technology leadership

In December, we announced that Ericsson and Apple had agreed a seven-year global patent license agreement. Our IPR strategy has been successful and over the past five years we have more than tripled our IPR licensing revenues and we now have agreements with the majority of the global handset suppliers. Ericsson’s IPR strategy is based on generating value from our investments in R&D. During 2015, we invested SEK 35 billion in R&D, which adds up to a total investment of SEK 169 billion over the past five years. Our technology leadership is demonstrated by more than 39,000 granted patents, one of the strongest patent portfolios in the industry.

Strategic focus in 2016

In 2015, Ericsson reported sales of SEK 247 billion, an increase of 8%, with an operating margin, excluding restructuring charges, of 11%. All three reporting business segments showed growth. As the result of a strong cash-flow from operating activities in Q4, we delivered a full-year cash flow of SEK 21 billion, which exceeded the cash conversion target of more than 70%. Our global cost and efficiency program is progressing according to plan and operating expenses for the second half of 2015 declined by almost 10% compared to the second half of 2014.

Our performance remains top priority in 2016. There is room for further improvement, and to safeguard the process to generate further value, our focus in 2016 is:

1. Core business – While market conditions are challenging in certain parts of the world, we continue our work to capture business opportunities as more markets shift to 4G. At the same time, we will work to extend our technology leadership also in the emerging 5G market.

2. Targeted growth areas – After a period of investments we now also need to improve earnings. This will involve a stronger focus on software sales and recurring business.

3. Cost and efficiency – We are confident in our ability to reach the SEK 9 billion target in net annual savings during 2017 through the global cost and efficiency program. We are closely monitoring the market and business developments and we will take action to remain competitive across the entire business.

The long-term fundamentals in the industry remain attractive and I look forward to another exciting year heading Ericsson with full focus on transformation, performance and value generation.

Hans Vestberg

President and CEO

Ericsson Annual Report on Form 20-F 2015

THIS IS ERICSSON

Ericsson’s ability to transform its core business and its ambition to enter into new and adjacent markets are key to generating customer and shareholder value.

Ericsson is a global company with customers in more than 180 countries. During 140 years, Ericsson has delivered customer value by continuously evolving its business portfolio through its core assets – technology and services, global scale and skills. This, in combination with its business expertise, has resulted in a profound technology and services leadership. Ericsson believes that the Company’s technological and financial capability to adapt and the will to change are major competitive strengths.

In 2015, approximately two thirds of Ericsson’s business was related to services and software, compared with less than 50% ten years ago. This change reflects the ongoing transformation from a hardware-centric business to one where the share of the software and services business continues to increase. However, competitive hardware also remains an important performance differentiator. The number of product platforms has been significantly reduced over time, while the scope has extended from mainly mobile infrastructure and related services to include IP Networks and Cloud, OSS and BSS, TV and Media and Industry and Society. The workforce is also going through a transformation, reflecting the Company’s business and competence shift. In 2015 almost 15,000 employees joined Ericsson and close to 17,000 employees left the Company, resulting in a net reduction of 1,774 employees to 116,281.

In 2015, Ericsson discontinued its Modem business segment, and thus reported three business segments: Networks, Global Services and Support Solutions, each of which is responsible for an income statement and for the development and maintenance of its specific portfolio.1) The Company has ten geographical regions, and one region Other, which vary in size and where the maturity of the operators and the markets differ. Over the past five years, the North American region has become the largest as regards share of total Group sales, followed by North East Asia. It is important for Ericsson to find a beneficial mix between the different business segments and regions in order to secure a good balance between growth and profitability.

1)	Unless stated or implied otherwise, the financial information presented in this Annual Report excludes Modems.

Ericsson Annual Report on Form 20-F 2015

ERICSSON REPORTING STRUCTURE

Networks

Networks represented 50% of net sales in 2015 (51% in 2014). The segment delivers products and solutions that are needed for mobile and fixed communication, several generations of radio networks, IP and transmission networks, core networks and cloud. The main business driver in 2015 was mobile broadband network deployments. The major business models have so far been based on network coverage and network capacity expansions and upgrades with a revenue mix consisting of hardware and software. Despite a decreasing share of total revenue, hardware remains a core element of the strategy, representing some two thirds of sales in the segment. Gross margins are affected by the business mix between sales of network coverage build-outs, upgrades and network expansions. Network coverage build-out, which is mainly hardware related, is to a large extent done on site, while upgrades and expansions usually involve software and are often delivered remotely. A majority of the Company’s Research and Development (R&D) investments are made within Networks. In terms of share of segment sales, the North American region is the largest, followed by North East Asia.

Major competitors include Huawei, Nokia/Alcatel-Lucent and ZTE.

Global Services

Global Services represented 44% of net sales in 2015 (43% in 2014). The segment delivers network rollout services and professional services (i.e., managed services, consulting and systems integration (CSI), customer support as well as network design and optimization services). Main business drivers in 2015 were professional services, mainly systems integration and managed services. Through a service delivery organization of approximately 66,000 services professionals and four Global Services Centers, which offer a universal approach to managed services, Ericsson deploys, operates and evolves networks and related support systems. The Company provides managed services to networks that serve more than 1 billion subscribers in approximately 100 countries. These networks are typically multi-vendor, multi-technology environments, with typically more than half of the equipment deriving from non-Ericsson equipment. The product mix in Global Services is divided between network rollout services and professional services, of which 2/3 are recurring revenues. Network rollout is a low margin business. During 2015, modernization projects have come to completion, and Ericsson has made progress in its efforts to improve the profitability of network rollout services and industrialize the business. In terms of share of segment sales, the North American region is the largest, followed by the Mediterranean and Western and Central European regions. R&D investments are limited and network rollout services of extensive networks are working-capital intensive.

Major competitors include Accenture, Huawei, IBM, and Nokia/Alcatel-Lucent.

Support Solutions

Support Solutions represented 6% of net sales in 2015 (6% in 2014). The portfolio of Support Solutions is designed around measurable performance improvements in an operator’s business processes, with software that is scalable, configurable and that provides end-to-end capabilities. The business segment develops and delivers software-based solutions for OSS and BSS, TV and media solutions, as well as solutions and services for the emerging m-commerce ecosystem. A major key business driver in 2015 was OSS and BSS which reported good growth. Sales are dominated by software, and the North American region is the largest in the segment. The business is R&D-intensive, with limited working capital. Ericsson is executing on recent acquisitions, while transforming the business model from one based on a revenue intake from traditional telecom software licenses to one that emphasizes recurring software sales based on subscription-based software offerings combined with value packages.

Major competitors include Amdocs, Huawei, IBM and Oracle.

Ericsson Annual Report on Form 20-F 2015

PROFIT IMPROVEMENT

The financial plan consists of three major building blocks that drive the yearly incremental profit improvements, namely efficiency improvements, monetizing footprint and building success in targeted areas.

Efficiency improvements

The global cost and efficiency program was launched in November 2014 and includes reaching annual net savings of SEK 9 billion with full-year effect during 2017, compared to 2014. The program is progressing according to plan, with planned restructuring costs for 2015–2017 in the range of SEK 3.5–4.5 billion. The scope of the structural efficiency measures involves service delivery, supply, R&D, SG&A (Selling, General and Administrative expenses) as well as common functions. Savings in the service delivery and supply functions are mainly related to cost of sales, while savings related to operating expenses include R&D, SG&A and common functions. Major elements in the profit improvement plan includes service delivery related activities such as centralization, automation and standardization, and production related activities such as improved supply chain efficiency, as well as outsourcing and site consolidation.

Monetize footprint

Ericsson’s strong position in both mobile infrastructure and telecom services has resulted in a large installed global base to build on, which Ericsson aims to monetize. In the core business of Radio, Core and Transmission, coverage projects, mainly driven by LTE roll out, continue to drive sales. The coverage phase is capital intensive and has lower-than-average margin. However, when the network is up and running, increased data traffic drives the demand for capacity expansions and quality improvements. This generates capacity sales with higher margins and less capital employed. In managed services, the Company continues to monetize on the strong global footprint, with more than 300 contracts running.

Build success in targeted areas

The third building block for improved profitability is represented by the objective to succeed and establish leadership in targeted growth areas. The share of the targeted areas of group net sales is expected to increase from the 18% reported in 2015. The company expects that approximately half of the sales growth up to 2020 will originate from the targeted areas. Ericsson believes that such growth would have a positive impact on Group operating margin as well as positive effects on earnings across all three reported segments, as sales from targeted areas include a higher portion of software and professional services business.

Ericsson Annual Report on Form 20-F 2015

BUSINESS STRUCTURE

Ericsson Annual Report on Form 20-F 2015

BUSINESS STRUCTURE, CONTINUED

Ericsson Annual Report on Form 20-F 2015

GLOBAL PRESENCE 24/7

Ericsson is a global company, with customers in more than 180 countries. The Company has been present in many countries, such as China, Brazil and India, for more than 100 years. The go-to-market organization is based in 10 geographical regions and one region Other.

North America, 7%

Mobile broadband investments were slow as operators focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. Investments stabilized during the second half of the year, driven by data traffic growth. ICT transformation, TV and Media and Professional Services developed favorably.

Share of group revenues: 24%

Mediterranean, 1%

Sales increased somewhat, driven by Managed Services. Investments in mobile broadband were driven by the transition from 3G to 4G and improvement of the quality and capacity of the network.

Share of group revenues: 10%

Latin America, –5%

Sales decreased YoY mainly due to lower activities in Brazil. Operator investments increased in local currency, but not enough to compensate for the depreciation towards the US dollar and currency restrictions in many parts of the region. Professional Services sales increased mainly in OSS and BSS.

Share of group revenues: 9%

Western and Central Europe, 0%

Investments in mobile broadband were driven by the transition from 3G to 4G and capacity enhancements. At the same time, some important projects peaked. Sales were stable with a shift towards Professional Services and Support Solutions, as operators focus on network optimization, efficiency and new functionality.

Share of group revenues: 8%

Northern Europe and Central Asia, -14%

Sales declined, primarily due to lower mobile broadband investments in Russia with sales of SEK 4.7 (6.7) billion. However, sales stabilized in the second half of the year, but at a lower level compared to the same period last year. Professional Services sales increased, driven by Managed Services and ICT transformation projects in the Nordics. TV and Media and OSS and BSS developed favorably, driving sales growth in Support Solutions.

Share of group revenues: 4%

North East Asia, 2%

Sales growth was driven by 4G deployments in Mainland China, partly offset by lower operator investments in Japan. Professional Services showed growth, supported by the acquisition of Sunrise Technologies.

Share of group revenues: 11%

Middle East, 7%

Sales increased, primarily in Global Services. In the first half of the year, Network sales growth was mainly driven by some major mobile broadband projects, which were completed in the second half of the year.

Share of group revenues: 9%

Sub-Saharan Africa, 18%

Sales increased across all segments, driven by strong consumer demand for mobile broadband, despite a challenging regulatory environment and recent macro-economic development. Operators’ focus on network quality and efficiency drove Professional Services sales growth.

Share of group revenues: 4%

India, 74%

Sales growth was driven by increased operator investments in mobile broadband infrastructure and Professional Services. Increased focus on network quality and cost optimization continued to drive strong sales growth for Managed Services. Support Solutions sales showed significant growth, driven by OSS and BSS.

Share of group revenues: 5%

South East Asia and Oceania, 21%

Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focused on efficiency and network optimization. TV and Media showed a positive development during the year.

Share of group revenues: 8%

Other, 33%

Sales increased, driven by the Apple global patent license agreement and currency, as a majority of the IPR contracts are in US dollars. Broadcast services showed good growth. IPR licensing revenues amounted to SEK 14.4 (9.9) billion.

Share of group revenues: 8%

The percentage represents sales growth 2015, year over year

Ericsson Annual Report on Form 20-F 2015

THE IPR PORTFOLIO

Ericsson has one of the largest patent portfolios in the industry. The Company continues to expand its IPR licensing business into new products and industries to share technology and capture growth by using its technology know-how and its R&D investments.

Ericsson’s IPR (Intellectual Property Rights) portfolio includes both patents and technology know-how. Patent licensing includes giving access to patents for different technology standards, while technology licensing provides specifications for proprietary technologies such as different interfaces. The Company is a net receiver of royalties, and the royalty-based IPR licensing business is a key element of its growth strategy. As a result of the work of 23,700 R&D engineers and with more than 39,000 patents being granted (and thousands more pending), the Company has one of the broadest and most useful patent portfolios in mobile communication. The IPR portfolio illustrates the value of Ericsson’s technology know-how and R&D – the IPR portfolio contributes to a fair return on Ericsson’s R&D investments through fair, reasonable and non-discriminatory (FRAND) licensing. Over the past five years, annual R&D investments have been around SEK 32–36 billion and revenues from the IPR licensing business were SEK 14.4 (9.9) billion in 2015. IPR licensing margins are above Company average and hence have an accretive impact on profitability.

Expanding the customer base beyond telecom

Ericsson’s ambition in relation to IPR licensing is to encourage innovation, strengthen Ericsson’s position at the heart of the ever-broadening digital economy, and ensure a fair return on our R&D investment in all areas. A major portion of the revenues currently stems from handset manufacturers, but through continued digitalization and the developing IoT (the Internet of Things), the number of new licensees in consumer electronics and industry verticals is expected to increase. An increasing number of things benefit from being connected, and the value of wireless connectivity differs greatly depending on the device, its capability and use. By 2021, the number of connected devices is expected to grow to 28 billion (excluding passive sensors and radio frequency ID tags). Ericsson aims to expand its patent licensing to establish a licensing program for the IoT to give access to the Company’s technology also in this area. This will cover products beyond handsets in new industries, ensuring that standard-essential patents are licensed and that licensing terms are adapted to reflect the use, capability and importance of the essential wireless technology for the device in question.

Reflecting the value of connectivity for IoT

Ericsson’s initiative regarding licensing for IoT aims for connected devices to be efficiently covered by necessary patent licenses with flat per-unit licensing fees that reflect the value of the connectivity technology for the device. This initiative, introduced in 2015, is in line with the Company’s long-standing view that owners of essential patents should be compensated in proportion to their technological contribution to the product and that patent licensing should adequately and fairly reward innovative companies that develop and share technologies that enable standards. These standards lower barriers to market entry and, through interoperability and high-performance, enable large markets for digital products and services.

Innovative IPR portfolio

Ericsson’s licensing supports development of open standards, guarantees choice and enables decreased costs of technology for consumers. The Company believes that this approach benefits consumers, partners and competitors.

For Ericsson, there is value in the IPR portfolio in securing cross-licensing agreements. These agreements are signed with other major IPR holders, thus ensuring freedom for Ericsson to operate. Ericsson believes that this approach enables Ericsson to commercialize and obtain a fair return on the IPR portfolio when others are using the Company’s technology. The IPR licencing business is a direct return on the R&D-investments made.

Ericsson Annual Report on Form 20-F 2015

MARKET TRANSFORMATION

The market transformation is driven by 5G, cloud and IoT (Internet of Things) in combination with changing user behavior and consumer demands. Operators respond by differentiating their services and assuming different roles in the evolving ICT market.

OPERATOR AND INDUSTRY ROLES

Networked Society drives segmentation

Ericsson’s vision is a Networked Society where everything that benefits from being connected will be connected. During the transformation to the Networked Society clear customer segmentation is taking place as operators assume different roles in the transforming information and communications technology (ICT) market, and Ericsson is adapting its business accordingly.

The Company has identified three emerging and strategic operator segments where connectivity is, and will continue to be, the foundation of business:

•	Network developer

•	Service enabler

•	Service creator

Network developer: Broadband experience

Network developers address user demand through network evolution, performance and efficiency. They concentrate on the broadband experience through Internet connectivity and communication services. They must ensure that their networks remain a relevant and vital part of their users’ everyday experience and deliver added value in new and unique ways.

For these customers, network performance and transformation are key. The network developers use external service platforms, such as Google, to address the increased demand for applications and services, while their own ambitions are focused on high-quality connectivity, cost-efficiency and operating the network as a utility service with a good return on capital investment.

Ericsson Annual Report on Form 20-F 2015

Service enabler: Control and management of operations

Service enablers focus on establishing systems and platforms that enable new enterprise practices such as IT cloud services and business processes, as well as services to enrich the consumer experience. Service enablers provide functionality on capable platforms that are easy for other industries to integrate into their respective business processes. For applications and services they use external service producers such as Spotify. Service enablers are capitalizing on mobile broadband growth by introducing new pricing and revenue models such as targeted offerings based on usage patterns, capacity, service bundles, multi-device plans and real-time features.

Service creator: New services

The ambition of service creators is to create intelligent networks to allow for the creation of new services. In addition to network performance and consumer experience, these operators take the lead in providing new innovative services. Service creators are active participants in the establishment of new ecosystems in adjacent markets, such as utilities, transport and public safety, as well as media, finance and health. Their strategic focus is broader than that of the other two roles since, in addition to connectivity and customer experience, they have the assets required to expand business in applications and services and to increase the share of profits from other industries. Still, they would not compromise on the IT systems part, such as the OSS and BSS platforms, to orchestrate the traffic flows.

The market transformation impacts investments in networks

The vast majority of operators are currently represented by network developers (approximately 40%) and service enablers (approximately 40%), but these only represent a small share of the total network investments. Service creators consume the largest share of current investments, with investments also in the development of new businesses in media and entertainment, cloud and IT services, machine-to-machine (M2M) communications and enterprise offerings, as well as in specific industry solutions.

ERICSSON’S OFFERING

Network developer

Ericsson addresses the demands with solutions for high-performance network architecture including mobile infrastructure, software-defined networking (SDN) technologies, network functions virtualization (NFV) and indoor connectivity.

Service enabler

Ericsson addresses demands for a high-performing network, billing, customer care and service assurance with its OSS and BSS platforms and professional services offering. These offerings cater to needs for control and management of operations and the identification of new revenue streams. Included in Ericsson’s offerings are also the Network-enabled Cloud, network functions virtualization (NFV) and software-defined networking technologies that enable common management and orchestration across network resources and cloud applications.

Service creator

Ericsson offers intelligent nodes and platforms, and tools to transform the platforms, including service capabilities that fit the demands of service creators and enable them to expand their business. Ericsson also addresses service creator needs by providing technology that brings cloud capabilities into the network, with the flexibility and elasticity needed to deploy software applications wherever and whenever they are needed. Offerings include Media Play-out, Smart Meter Managers and IoT Security.

Ericsson Annual Report on Form 20-F 2015

THE STRATEGIC DIRECTION

Ericsson strives to lead industry transformation through mobility. The ability to implement the strategy, through the Company’s core assets, is key to staying at the forefront of the market. The result of its endeavours will be reflected in future earnings with the ambition to improve shareholder value.

ERICSSON’S NETWORKED SOCIETY STRATEGY

Ericsson’s ambition is to grow faster than the market. Growth is expected to be achieved primarily through organic growth in combination with bolt-on acquisitions and partnerships. The strategy is to excel in core business, establish leadership in targeted areas and expand business in new areas. The strategy implies that the Company needs to stay focused on progress both in the present and in the future at the same time, while remaining true to its core values of professionalism, respect and perseverance. Successful implementation of the strategy depends on the Company’s ability to use its current assets, namely technology and services leadership and its global scale and skills, also in targeted growth areas.

Excel in core business

Ericsson’s two core business areas are “Radio, Core and Transmission” and “Telecom Services”.

Radio, Core and Transmission addresses the network equipment market with a vast portfolio of offerings based on industry standards. To enable value creation, the network is, and will continue to be, based on a high-performance common infrastructure that offers seamless connectivity and that delivers relevant services and content. Ericsson’s sales are generated by addressing operator CAPEX (capital expenditures) through software and network infrastructure offerings.

Ericsson Annual Report on Form 20-F 2015

Telecom Services addresses a fragmented market with a broad range of service capabilities comprising managed services, design and optimization, consulting and systems integration, network rollout and customer support. Services such as network rollout and customer support are highly dependent on the network infrastructure business, while other services such as managed services are more independent. Ericsson’s sales in Telecom Services are generated by addressing operator OPEX (operating expenditures) through its professional services offerings, but revenues are also partly generated by addressing CAPEX through network rollout.

Establish leadership in targeted areas

Ericsson aims to address demands and needs in the transforming ICT market through mobility. The technology and service leadership in the core business and its global scale and skills therefore form a platform from which Ericsson can evolve and expand into targeted areas to capture growth.

Ericsson has selected targeted areas based on that they:

•	are adjacent to the core business

•	address markets that are expected to grow faster than the core business

•	have a significant share of software and professional services

•	have a larger share of recurring revenues.

The targeted areas are IP Networks, Cloud, OSS and BSS, TV and Media as well as Industry and Society. Industry and Society includes expanding market exposure to new customers by re-using products, solutions and service skills and having direct commitments with customers in three selected industry verticals – utilities, transport and public safety. In 2015 the targeted areas grew according to plan and represented approximately 18% of Group sales.

Expand business in new areas

In order to stay at the forefront, the long-term strategy also includes expanding into new areas – with the ambition to develop these into value creative businesses with cutting-edge offerings that are competitive and profitable. Thus, Ericsson selectively invests in, explores and expands in new areas and may also discontinue business.

Ericsson Annual Report on Form 20-F 2015

CORE BUSINESS

In its core business areas, Ericsson is a market leader, with the strategy to excel, to improve earnings and to continue to lead and innovate. The Company’s ability to move into new areas and markets is reflected in its current market position and global scale.

RADIO, CORE AND TRANSMISSION

High-quality hardware and software based functionality

In its core business area of Radio, Core and Transmission, Ericsson supports its customers in the new ICT landscape by using the advantages of technology leadership, a position which has resulted in a competitive portfolio of radio networks, core networks and backhaul solutions. Strategic focus areas include to grow current market (mainly driven by 4G), to increase market share (by performance leadership), to extend into new markets (by indoor coverage) and to prepare for next market (5G).

Profitability in Radio, Core and Transmission depends partly on scale and the sustainability of market leadership. The Company aims to gradually increase software sales as the core business evolves, and believes that this – in combination with continuous operational efficiency improvements and a focus on commercial excellence, operational efficiency and cost control – will affect profitability development.

The combination of high-performance, high-quality hardware and software-based functionality as well as service offerings, is Ericsson’s main competitive advantage in radio and core. This capability enables Ericsson to compete in terms of quality and value, which is often reflected in a price premium. The Company believes that with a performance-driven approach it can meet operator expectations for speed, quality, personalization, simplicity and fast response time. In transmission, the increasing complexity of current and future networks requires flexible and well-integrated microwave nodes, and Ericsson’s cost-efficient and scalable solutions have been developed to meet the capacity requirements demanded by the increased mobile broadband and video traffic.

Increased data usage as a major market driver

The network equipment market includes both core business and targeted areas. Key segments in the market include Core, IP, Transport and Radio. By 2021, Ericsson estimates that the number of mobile subscriptions will increase to 9.1 billion, and that 7.7 billion of these will be mobile broadband subscriptions.

Ericsson Annual Report on Form 20-F 2015

Mobile networks were initially designed primarily to serve voice traffic, but data has decisively overtaken voice and SMS as the primary driver of network traffic. Competition is intense, and operators need to monetize the increased usage of data. This is done through data-centric subscriptions, opening up network capabilities and monetizing content and apps and introducing new services, e.g., Wi-Fi calling and VoLTE. As data usage increases, app coverage will drive demand for continuous investments in the networks, and app coverage could ultimately be used to judge the performance of a mobile operator’s network. Speed, agility and efficiency, and the ability to differentiate their services through the network are some of the other capabilities demanded by operators.

Multi-band, multi-layer and multi-standard environments, coverage needs and traffic growth continue to drive investments in radio. The market mix change implies that growth is shifting to new markets and use cases such as Internet of Things (IoT), indoor coverage and broadband access.

With world population coverage by LTE technology being 40 percent in 2014, there is still a significant share to be covered over the next few years.

One network – many uses

The next generation standard, 5G, is an evolution of the LTE networks, but with new frequencies, technologies and strengthened capabilities to support a broad range of services driven by industry transformation, digitization, IoT and new industrial applications to name but a few. 5G will evolve to be a sustainable, flexible and operationally scalable network for multiple industries and use cases. Efficient usage of 5G requires a common network platform and dynamic, automated and secure network slices to allow for tailored mobile access to multiple industries and applications – many with different types of requirements. Some applications require high bandwidth with low latency, while others require capability to capture data from a vast number of devices. The 5G network will offer connectivity to an ever-expanding number of devices, while simultaneously maximizing the broadband user experience both indoors and outdoors and also in challenging network conditions. Ericsson is at the forefront of the market and expects 5G in commercial mobile networks by 2020. Limited trials are already ongoing.

Microwave backhaul in 5G

5G will have an impact on the transport network since it needs to provide very high data rates (tens of Gigabits per second) with very low latency (few milliseconds). The design of 5G transport networks will also need to remain affordable and sustainable, while maintaining the cost per bit transported contained. Microwave is currently the dominant transmission technology for mobile backhaul worldwide, providing optimal performance and quality of experience in the most cost-efficient manner while enabling fast deployment. Even if the share of microwave usage is declining (as fiber access increases), Ericsson expects microwave backhaul to remain an important element in the future.

Maintain performance leadership through new capabilities

Ericsson’s ambition is to leverage its installed base and make further investments in R&D to maintain its technology leadership and broaden its capabilities. Over time, the Company believes that capacity upgrades and the number of small-cell projects, which are an effect of network densification and indoor coverage build, will increase their share of total revenues.

Ericsson Annual Report on Form 20-F 2015

Software sales have higher margins

The most traditional business model is in network infrastructure with its embedded software: delivering and rolling out physical networks including all necessary hardware and software. When Ericsson builds network coverage there is a large share of hardware, and the project often includes network rollout services. The initial build-out or rollout phase is capital-intensive and has a lower-than-average gross margin. However, when the network is up and running and demands for capacity expansions and quality improvements arise, profitability increases, driven by an increased share of software sales and higher-margin hardware through network densification (including small cells). In 2015 network coverage was driven by LTE rollout, capacity and quality by traffic increases as well as the need for good user experience.

Ericsson Annual Report on Form 20-F 2015

CORE BUSINESS

TELECOM SERVICES

A leading telecom service provider

Global scale, skilled workforce, business understanding and extensive experience of managing carrier-class projects and multi-vendor networks make Ericsson a leader in telecom services, with a market share of approximately 12 percent. Ericsson’s ambition is to simplify the management of every element in the operator network. The Telecom Services business consists of Professional Services and Network Rollout (NRO) with offerings directed to network operators.

Professional Services consists of consulting and system integration (CSI), managed services, network design and optimization services and customer support. CSI professionals focus on helping operators transform their business strategy and processes to improve efficiency and to integrate new systems and ways of working. Managed Services include designing, building, operating and managing day-to-day network operations, with a focus on network performance and customer experience. The Customer Support business offers 24/7 support for telecom hardware and software.

The network roll out services relate to network coverage build outs and is closely connected to the business of Radio, Core and Transmission. When building network coverage across one or more geographical areas, the offering often includes network rollout services.

A market driven by demand for differentiation and quality

Ericsson believes that any area in the operator network is addressable, but the business opportunity depends on the maturity of the network, the geographical location and the competitive situation of the operator.

Initially operators entered into a managed services partnership as a means to drive cost efficiency. Today, with increased complexity both in networks and business models, operators want to maintain quality of service, differentiate themselves from the competition and promote consumer loyalty. Thus, the underlying reasons to why operators enter into managed services partnerships have developed, and the situation is now one where the aim is also to drive sustainable and competitive business differentiation by delivering attractive experience-centric services. In a market where technology is rapidly evolving and there is a steady stream of new players and increasingly demanding consumers, the demand for consulting and integration services is also rapidly advancing, and they are driven by ambitions to improve efficiency, competitiveness and business growth.

Services-led transformation

Ericsson continues to build skills and scale to expand its offering in order to become a trusted transformation partner in every aspect of the operator’s network. Ericsson had a first mover advantage in managed services, and the possibility to build scale and a pool of best-practices, which the Company believes forms a significant competitive advantage enabling Ericsson to provide sophisticated methods, tools and processes for operators, with capability to provide services to customers regardless of which vendor network they have as an installed base.

A successful implementation of the strategy to excel in telecom services depends on Ericsson’s ability to develop its service leadership, its global scale and its local capabilities.

The Company has different sets of skills covering everything from network equipment to software-support processes and the expertise required to design and manage end-to-end solutions.

Long-term commitments include several phases

In managed services Ericsson takes over aspects of a customer’s business operation as a long-term commitment over several years. The Managed Services business model includes three phases of which the initial phase, the transition, is coupled with lower profitability, as it involves up-front costs when staff and expertise are transferred from the customer to Ericsson. In the second phase, the transformation, Ericsson introduces its global processes, methods and tools and implements a global delivery model. In the third phase, Ericsson upsells and focuses on optimization and industrialization by simplifying, implementing and consolidating resources, processes, methods and tools to allow for improved profitability.

Ericsson Annual Report on Form 20-F 2015

The Company believes that it has reached a good balance of contracts in the transition, transformation and optimization phases – with currently about 75% in the optimization phase – which has a beneficial effect on earnings and cash flow. The Company continues to monetize its global footprint, with approximately 300 contracts underway in 2015. Over time, the Company has advanced on the learning curve, which means that global synergies can be obtained, and thereby the initial phases can be shortened. This limits the negative impact on cash flow in the transition phase when entering into new contracts.

During 2015 Ericsson signed 101 managed services contracts, including important contracts with the operators Orange and Yoigo. Orange awarded Ericsson a contract to manage operations and maintenance for the operator’s networks in Belgium, Moldova, Romania, Slovakia and Spain, while Ericsson and Yoigo signed an agreement to develop their managed services partnership in Spain and improve customer experience with Ericsson’s experience-centric managed services offering.

Ericsson Annual Report on Form 20-F 2015

TARGETED AREAS

Ericsson believes that global presence, software skills and a heritage of end-to-end and multi-technology expertise form a sound foundation for the Company’s business in targeted areas. Ericsson offers hardware, software and services that drive development in mobility, broadband and cloud, creating the foundation for new ecosystems, and transformation across industries.

To expand its business, Ericsson is investing in five targeted growth areas: IP Networks, Cloud, OSS and BSS, TV and Media as well as Industry and Society. The Company believes that its competitive assets form a sound foundation for the business to further expand these areas. In the targeted areas, the ambition is to establish a leading position. Ericsson already has a number one position in OSS and BSS and in IPTV.

Growth rate that exceeds that of the core business

The targeted areas combined represented a market of US dollar 120–140 billion in 2014, according to Ericsson. The targeted areas show good growth potential with growth rates that exceed that of the core business, which is also reflected in the good momentum seen in 2015.

Supporting improved profitability and increased share of recurring revenues

In the targeted areas a majority of the current business relates to services. OSS and BSS constitute the largest area. The Company expects approximately half of the total sales growth up to 2020 to be derived from the targeted areas. Building success in these areas also forms an important building block in relation to continued yearly incremental Group operating margin improvement. A high degree of software and professional services, more recurring revenues – as a result of subscription-based software sales – and less working capital are important characteristics of the targeted areas. As the targeted areas require a high degree of services and have a high degree of software, they also support Ericsson’s development of the business mix to one where services and software clearly dominate. Ericsson’s major competitive advantages, in addition to the combined strength of the product and professional services portfolio, is the ability to leverage its core business and scale up for critical mass.

Ericsson Annual Report on Form 20-F 2015

TARGETED AREA

IP NETWORKS

Ericsson can build on its leading position in mobile infrastructure and grow its footprint in IP networking for operators, where the Company wants to establish leadership in the mobile backhaul and metro aggregation markets. The wanted position is a top three position in IP networking for operators by 2020. Ericsson’s IP strategy is on track, and the Company developed the strategy through a strategic partnership with Cisco in 2015.

Market driven by demand for efficient service delivery

The market for IP Networks, which includes IP Edge, Metro aggregation, Systems Integration as well as Consulting and Support, is driven by network requirements for performance, personalization, agility and efficient service delivery.

Next generation IP networking solutions are together with service provider SDN (software-defined networking) and virtualization transforming the architecture of the telecom network. The result is a future network that is programmable, agile and capable of delivering superior performance. The legacy telecom networks were designed to deliver a limited number of services, such as voice and text messaging, while the new IP-based multi- service networks create opportunities for operators to unlock the full potential of mobility, video and the cloud.

An end-to-end network supplier

In IP Networks, Ericsson can leverage its radio and service capabilities, and as Ericsson has end-to-end network knowledge and experience, the Company can support operators in the implementation of IP networks in all phases of their IP transformation projects. Ericsson has a strong portfolio of network applications and an end-to-end portfolio which covers not only IP transformation services, but also service provider SDN and network management. The new IP portfolio includes the programmable and integrated Router 6000 as well as a modular and elastic virtual router which secures the high-performance demands that the growth in applications, services and devices require.

In 2015, Ericsson and Cisco signed a strategic partnership agreement that addresses the converging service provider and enterprise domains. The agreement will extend Ericsson’s addressable market. Within this framework Ericsson and Cisco also signed a reseller agreement, whereby Ericsson will resell all Cisco’s networking products, and a global service partner agreement, through which Ericsson can leverage its service delivery organization.

Ericsson Annual Report on Form 20-F 2015

TARGETED AREA

CLOUD

Ericsson uses its network experience and competence to create compelling cloud solutions, and strives to have top 1–3 positions in selected areas towards operators by 2020. This will be achieved by developing a broad range of product offerings, virtualizing the core network applications and leveraging service capabilities.

Service agility

The market for operator telecom cloud is driven by cloud transformation and demand for service agility and programmability, as well as by the increasing traffic and business models from the IoT. Today’s network is designed to handle data, but in a non-differentiated way. It is optimized for people and selected services, but not for devices. Tomorrow’s network must be optimized for machines as well as services and people, and it needs to be tightly connected to the underlying software architecture.

Cloud transformation drives the market

Cloud-based architecture allows the operator to instantly deploy, modify and scale services and applications, and enables easier adaption of network characteristics and resources to serve the dynamic and real-time nature of new services. Cloud technologies together with the Network Functions Virtualization (NFV) and software-defined network (SDN) technologies increase network flexibility since they enable operators to divide the same infrastructure into network slices – to cater to a wide array of applications with different demands on capacity, speed, robustness, security, governance and availability.

New HW and SW launches during 2015

Ericsson’s cloud platform is built on four core principles: accessibility, security and integrity, governance, and automation. Ericsson’s offering includes hardware, software and services. During 2015, Ericsson launched the Hyper-scale Datacenter System HDS 8000. It is the first hardware platform to use Intel® Rack Scale Architecture. Ericsson has also launched solutions for Platform as a Service (PaaS), built on assets from the Apcera acquisition.

As networks develop into distributed and programmable environments, the issue of security becomes essential. In 2015, Ericsson introduced an industrialized data-centric offering that provides a global security infrastructure based on Guardtime’s technology. To provide secure management of cloud storage resources, Ericsson entered into a partnership with Cleversafe.

During the year, SK Telekom (Korea) became the first customer to choose the HDS 8000, and NTT DoCoMo (Japan) selected Ericsson as a solutions partner for network virtualization and Cloud Manager.

Ericsson Annual Report on Form 20-F 2015

TARGETED AREA

OPERATIONS AND BUSINESS SUPPORT SYSTEMS (OSS AND BSS)

Ericsson has a market-leading position in operations and business support systems (OSS and BSS). The desired position is to be the preferred ICT transformation partner in OSS and BSS. Since network performance has become the prime driver of consumer loyalty, and increasing customer loyalty has significant benefits in terms of generating long-term value, there is also a demand for network design and optimization expertise to maintain high-quality of service, including accessibility, speed, reliability and high-quality user experience.

Managing diversity is key

The network, services and customers need to be managed in an agile way both now and in the future when complexity, personalized services, on-demand service features and volatile market conditions will require a transformed OSS/BSS software platform. Operators need to replace their legacy OSS and BSS systems in order to cater to rapidly diversifying use cases, devices, content and applications, all of which require different things from networks, systems, people and processes. Operators who manage this diversity can find new ways to monetize new services and segments.

Combination of software and services

Ericsson’s end-to-end software offering, services and processes are all designed to help operators become more agile and efficient, so that they can quickly respond to market changes and run operations efficiently in order to drive growth and profit.

Ericsson’s offering includes a full range of services that address everything from technology deployment, network and business processes transformation as well as network optimization in order to assure an optimal user experience and operator profitability.

Ericsson has an end-to-end OSS and BSS software offering, including consulting, systems integration and IT managed services capabilities, which combined help operators reduce the total cost of ownership. The Company believes that the ability to offer a combination of networks, software expertise, IT and business processes is a significant competitive advantage. During the year several new contracts were signed, including a multi-year Digital Telco Transformation agreement that will bring agility to Entel’s businesses in Chile and Peru. In 2015, the Company also acquired the Sunrise Technologies telecom business, a Chinese provider of IT services in operations and business support systems.

Ericsson Annual Report on Form 20-F 2015

TARGETED AREA

TV AND MEDIA

The TV and media industry undergoes major change caused by the emergence of the Networked Society, Ericsson wants to be the transformation partner of choice for content owners, broadcasters and TV service providers. Ericsson is currently the market leader in IPTV platforms, video compression and cloud DVR.

Transforming a fragmented market

IP technology, networks and the vast amount of video enabled connected devices are driving the transformation of the TV and media market, especially in the delivery and consumption of TV content. Video traffic in mobile networks is expected by Ericsson to grow by around 55% annually through 2021, and by 2021 around 70% of all mobile traffic is expected by Ericsson to be video.

A combination of products and service capabilities

The Company combines a product portfolio that spans the TV value chain, and which is complemented by consulting, systems integration and broadcast managed services. This allows Ericsson to advise, guide, support, implement and manage its customers’ transformation in the evolution of TV.

Ericsson’s strong portfolio has expanded through significant investments where all of the solutions come together to enable all customers in TV and Media to create the ultimate TV experiences that drive opportunity and promote loyalty. Ericsson’s recent acquisitions in TV and Media include Fabrix Systems, a provider of Cloud DVR and video storage and processing, and in 2015 Envivio, a provider of software defined video processing solutions.

In broadcast services, Ericsson has expanded its service portfolio. By offering automation and standardization of processes, methods and tools, while applying Ericsson’s global delivery model and services capabilities, the TV and Media service offering enables broadcasters to reduce time to market, minimize business continuity risk and achieve significant OPEX and CAPEX savings. When Ericsson manages broadcast services, the Company takes responsibility for the technical platforms and operational services including content logistics, library management, quality control, playout services, webTV and mobile services.

In 2015, BBC signed a multi-year service contract with Ericsson for playout services. Two important TV and media agreements, with Tellus and AT&T, were announced in North America in the second half of the year.

Ericsson Annual Report on Form 20-F 2015

TARGETED AREA

INDUSTRY AND SOCIETY

In Industry and Society, Ericsson moves beyond telecom operators and addresses three large industries – utilities, transport and public safety. Ericsson’s ambition is to address these vertical markets in a focused manner, and reuse its existing service capabilities, technology insights, network competence, and global scale of consulting, systems integration and managed services. The ambition is to become a leading solutions provider in the three selected verticals.

Mobility drives markets

The utilities, transport and public safety industries have large and complex players that are going through rapid transformation driven by mobility and evolving technologies that are entering the market, such as smart grids, intelligent transport systems and multimedia services. Urbanization, increased demand for sustainability and regulatory initiatives drive the market, as does increased demand for efficiency and high-speed and reliable communication, where mobility offers a disruptive shift. In all three industries, but especially in utilities, market mechanisms are changing, deregulation is taking place, competition is growing and pricing is becoming increasingly complex.

As the industries transform, they can benefit from mobile broadband and extended connectivity and capabilities such as actionable intelligence and big data – all of which are expected to provide business value both within customer experience and efficiency. Companies in the utility industry have geographically dispersed networks, regulatory frameworks and business models that are similar to those of telecom operators. The companies also face challenges similar to telecom operators in that they need to transform, increase operational efficiency, improve customer experience and deliver a higher degree of innovation. Machine-to- machine (M2M) platforms and services, initially developed for the telecom industry, will enable the required functionalities for utility companies at the lowest possible cost, using the latest cloud technologies.

Reusing capabilities and assets

Across all industry sectors, the ability to establish service-centric business models and ecosystems, while innovating in services adjacent to products, will be increasingly critical to success. The selected industries play an important role in Ericsson’s strategy to expand the business and grow in adjacent areas, by reusing and extending the current portfolio of both services and products. The selected industries can benefit from Ericsson’s mobility expertise and services innovation, while the Company expands its footprint into new high-growth markets and brings disruptive change into the rapidly transforming industries.

The telecom network and related services that Ericsson offers, including network infrastructure and professional services, have multi-industry relevance and meet communication needs that these industries require. One of the innovative offerings is the Connected Vehicle Cloud, which targets the global automotive industry’s existing and future needs for scalability, security and flexibility in the provisioning of connected car services for drivers and passengers. Launched in 2015, Maritime ICT Cloud is an offering that connects vessels at sea with shore-based operations, maintenance service providers, customer support centers, fleet/ transportation partners, port operations and authorities.

Ericsson believes that one of its major competitive strengths is that the Company is an end-to-end systems integrator, with capabilities to bridge IT and communications and thereby deliver value and performance. In 2014, the Company acquired Ambient, a smart grid communications company that Ericsson aims to position in a global context.

Ericsson Annual Report on Form 20-F 2015

THE PEOPLE

The People Strategy is critical to Ericsson’s future success. The core values of Professionalism, Respect and Perseverance support an enabling culture that empowers people to fulfill their full potential.

Agility and leadership have taken Ericsson forward over the decades in a continuously changing environment, and the ingenuity of teams and individuals have made the difference. Ericsson’s global team shares a vision of a sustainable Networked Society. Within an evolving organization, there is a constant demand for diverse and new talent. By attracting the best, developing the best and establishing a high-performance culture, Ericsson can ensure continued technology and services leadership.

Global employer of choice

Ericsson takes a holistic approach to becoming an employer of choice across the world, but local nuances and demands must also be observed and met. Competition for skilled professionals in the ICT industry remains intense. Although Ericsson is well known in the ICT space, the Company constantly intensifies its efforts to broaden awareness by engaging highly skilled talent, tech-oriented groups and community associations keen on promoting computer science and STEM (Science, Technology, Engineering and Mathematics) education. These activities also drive the market as well as technology and services development on a broader scale.

To become an employer of choice in fiercely competitive markets, Ericsson’s employer value proposition needs to stand out. The Company is active in social and digital media with the “You + Ericsson” concept, which communicates powerful people stories that convey Ericsson’s culture and global opportunities. Through Ericsson’s Employee Referral Program, top talent is involved in attracting other top talent. The Company also works with universities all over the world to increase access to new talent early.

Ericsson wants to be recognized as the company that accommodates both the personal and the career ambitions of potential employees. The employee turnover rate remains low ( 8% on Group level, excluding any impact from Company transformation).1) In the Asian operations Ericsson outperforms the competition with a turnover rate well below the local industry average.

Staying ahead

Competence and education are in focus, ensuring that the organization is equipped with the skills to execute the short and long-term business strategy. In 2015, Ericsson employees continued to stay on top of cutting-edge technology trends, such as Cloud, 5G and Small Cell.

1)	Employee turnover rate, excluding non-voluntary leave (Attrition Rate).

Ericsson Annual Report on Form 20-F 2015

Ericsson is investing in impactful and innovative ways of learning that can be accessed by everyone at all times. To date, more than 17,000 employees have been certified in the Ericsson Technical Certification Program. Ericsson Academy works closely with the businesses to ensure that key competence are in place to execute the strategy. The Ericsson Virtual Campus is one important element of Ericsson’s overall Digital Enterprise initiative to support employee collaboration and knowledge management.

Transformative leadership and engagement

Ericsson invests in leaders and future leaders across the organization. Strong leadership is essential in maintaining high technology and services leadership amid evolving business conditions. Ericsson does rigorous talent planning and runs structured leadership programs at all levels. This is to ensure that the right skills are developed, for the right people, at the right time – all in line with Ericsson’s Networked Society strategy.

The level of employee engagement remains very high. The most recent employee survey inspired a 94% response rate. The Employee Engagement Index measures employees’ overall motivation and commitment to the Company’s success. Ericsson’s score for 2015 was 76%, which puts the Company amongst the top-scoring ICT companies included in the external benchmark. One of the contributing factors to the high score was strong leadership.

Diverse and inclusive culture

For Ericsson, diversity means acknowledging the differences every individual brings to the workplace. Diversity and inclusion are the prime drivers of the unique culture at Ericsson.

Ericsson aspires for its leadership teams and employees to be as diverse as the world in which the Company operates. There are more than 170 nationalities within the organization and Ericsson has customers in approximately 180 different countries. In 2015, Ericsson emphasized leveraging generational differences to increase innovation, and also launched “Unconscious Bias” training in all regions.

The main challenge in the technology sector is to attract more women at all levels, and in 2014 a new goal was set. By 2020, the aim is for 30 percent of all executives, line managers and the employee workforce to be women. To get there, all Global Leadership Team members have diversity and inclusion objectives related to gender in their performance management goals, and all leaders at all levels should have diversity objectives related to their operations. The gender balance perspective is included in all strategic processes, such as talent acquisition and planning, as well as development programs.

Female representation

	Goal
	2020	2015	2014	2013
Overall Workforce	30%	22%	22%	21%
Line Managers	30%	18%	19%	18%
EXE (top 250)	30%	22%	20%	19%
ELT	30%	31%	29%	29%

Ericsson Annual Report on Form 20-F 2015

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

An important part of Ericsson’s ambition is to be a responsible and relevant driver of positive societal change.

In the Networked Society, Ericsson is a leading advocate for Technology for Good™. This is a concept Ericsson works with to address issues such as climate change, poverty, education, health, human rights and humanitarian concerns such as refugees, peace building and disaster response.

Ericsson estimates that by 2020, 90% of the world’s population will be covered by mobile broadband networks. This scale brings unprecedented opportunities to address global sustainable development challenges.

ICT is one of the few industries that can positively impact each one of the 17 UN Sustainable Development Goals which aim to end poverty, fight inequality and justice and halt climate change; and were ratified by the UN General Assembly in 2015.

Key focus areas

Ericsson uses its technology solutions, the competence of its people and industry leadership to create positive impact for its stakeholders, while managing environmental, social and corporate responsibility risks. Ericsson’s Sustainability and Corporate Responsibility (CR) focus areas include the following: conducting business responsibly, addressing the environment, energy and climate change and creating positive socio-economic impact.

Conducting business responsibly

Responsible business practices are embedded in Ericsson’s operations to ensure management of risks. The Ericsson Group Management System (EGMS) includes Group policies, processes and directives encompassing responsible sourcing, occupational health and safety, environmental management, anti-corruption, human rights and other areas. The Ericsson Group Management System is assessed by an external assurance provider.

Governance

The Code of Business Ethics sets the tone for how Ericsson conducts business globally and is our umbrella policy. In 2015 all employees were requested to acknowledge the Code of Business Ethics; over 97% of active employees did this. The Code of Conduct is based on the UN Global Compact principles and covers human rights, labor conditions, environmental management and anti-corruption, and it applies to employees as well as suppliers.

In addition to upholding the ten UN Global Compact Principles, Ericsson is committed to implementing the UN Guiding Principles on Business and Human Rights (UNGP) across its business operations. Ericsson addresses and reports on its most salient human rights issues (the right to privacy, freedom of expression and labor standards) according to the UNGP Reporting Framework. Ericsson’s key areas of commitment and action are human rights, anti-corruption, responsible sourcing, improved environmental performance and high labor and occupational health and safety standards.

Human rights

The Ericsson Sales Compliance Process includes a forum that regularly reviews possible human rights impacts as part of the sales process. It looks at specific sales requests from the perspective of product, customer, country, and intended use, and when necessary determines what mitigation actions should be undertaken. The cross-functional internal Sales Compliance Board has the ultimate responsibility for the process. In 2015 more than 430 cases were reviewed; 6% were rejected and 94% were approved or approved with mitigating conditions.

Health and safety

Providing a safe and healthy work environment is of fundamental importance to Ericsson. The Company takes a transparent and inclusive approach, which includes our supply chain. Our vision is zero major incidents. Occupational Health and Safety (OHS) is integrated across operations globally, with a focus on awareness and prevention. In 2015, an OHS Incident Review Board was initiated. In total during 2015, 27 work-place fatalities were reported by contractors and partners, where 17 involved contractors and 10 involved members of the public (the latter all related to driving accidents). Given the high number of fatalities due to traffic accidents, a key focus of OHS work is driver training.

Ericsson Annual Report on Form 20-F 2015

Addressing the environment, energy and climate change

Ericsson has a three-fold strategy on energy and climate change which supports a sustainable Networked Society.

Reduce carbon footprint

The long-term objective is to maintain the same level of absolute CO2e emissions from Ericsson’s own activities in 2017 as they were in 2011. This includes business travel, product transportation and facility energy use. This implies a 30% reduction of CO2e emissions per employee. The work towards the objective is on track.

Maximize energy performance

In 2015, the focus was on continued improvements in energy performance across the entire product portfolio. In 2015, the Company launched the Ericsson Radio System, which provides a 50% improvement in energy efficiency.

Enable a low-carbon economy

In 2015, we delivered on a target to reduce twice as much societal CO2 emissions via our product and service offerings in areas such as utilities (smart meters) and transportation as we emitted from our own operations.

Ericsson takes a strong advocacy role in relation to climate change. For example, the Company is a signatory to the World Economic Forum CEO Climate Leaders’ statement and to the Paris Pledge, which gives support to ensuring that the level of ambition called for in the agreement will be achieved or exceeded. Ericsson is also committed to the Swedish government initiative Fossil Free Sweden.

As part of a three-year collaboration with UN-Habitat, the report “ICT for urban climate action” was launched during COP21 in Paris.

Creating positive socio-economic impact

Mobility, broadband and the cloud can greatly enable socio-economic development in areas such as improved livelihood, greater financial inclusion, gender equality and improved access to health and education. But for people to benefit, affordability and accessibility are key. Ericsson has been actively involved in advocating the role of ICT in achieving the Sustainable Development Goals (SDGs). Joint research performed by Ericsson and Columbia University in 2015 highlights how ICT is fundamental to achieving the Sustainable Development Goals, and how it can help to accelerate their attainment.

Humanitarian Response

In 2015, the employee volunteer initiative Ericsson Response, providing communications expertise, equipment and resources to assist humanitarian relief organizations, celebrated 15 years of service. Active missions helped the UN Emergency Telecom Cluster (ETC) connect over 90 Ebola treatment units in West Africa, and humanitarian offices in Sierra Leone, Guinea and Liberia. The cyclone in Vanuatu and earthquake in Nepal were also among the missions. Communications and expertise were provided to support humanitarian efforts in refugee and Internally Displaced Persons (IDP) camps in both South Sudan and Iraq. In 2015, employee donation campaigns raised USD 75,000 for the World Food Programme and the ETC in Nepal, and USD 450,000 for UNHCR and refugees.

Refugees

In addition to the service offering in many countries in Africa, the Company continues to build on the launch of the Refugees United service in Iraq, Jordan and Turkey. Ericsson is working with European operators to promote the service to the more than one million people who according to UNHCR arrived in Europe during 2015. The service enables refugees arriving to Germany and Sweden to reconnect with separated family members.

Education

Ericsson is the lead technology partner in Connect to Learn, a global education initiative with the Earth Institute at Columbia University and Millennium Promise. The program is now in 22 countries and engages 16 mobile operators, and is benefiting about 70,000 students.

Financial inclusion

It is believed that Mobile Financial Services are essential to expanding financial services and social inclusion for approximately 1.8 billion unbanked people globally (World Bank). Ericsson’s M-Commerce solutions were deployed in 2015 in Pakistan and across several countries in sub-Saharan Africa and Latin America to address financial inclusion, including a project for ASBANC, Peru’s National Bank Association.

Achieving scale

Ericsson’s objective of positively impacting 4.8 million people directly through Technology for Good™ initiatives by 2016 was achieved in 2015. Through an updated methodology that includes many of Ericsson’s technology deployments with its customers, Ericsson estimates that 20 million people are currently positively impacted by Technology for Good™ initiatives.

Ericsson aims to impact eight million additional people by the end of 2016, bringing the total to 28 million people.

Ericsson Annual Report on Form 20-F 2015

LETTER FROM THE CHAIRMAN

Dear shareholders

As a Board, we are deeply involved in supporting the Company on its transformation journey. We are engaged with the President and CEO and his leadership team in the development of the long-term strategic direction, while we also need to respond to short-term opportunities and challenges.

The strategic direction that Ericsson has chosen implies that the Company needs to stay focused on progress both in the present and in the future at the same time. This is a challenging task, but the ability to balance today’s business with a rapidly evolving future has always been part of Ericsson’s culture, and has sustained its success for 140 years. It is exciting to serve as a Chairman of Ericsson, a Company where the core values of Professionalism, Respect and Perseverance support a culture which can be characterized as one of creativity, innovation and endeavor. Through this culture, Ericsson can expand its market presence, while we provide traditional and new customers with innovative solutions, network competence and services as well as business capabilities.

The task of ensuring long-term development in today’s competitive and rapidly changing market, where even the macro environment is exceptional, is not only exciting but also challenging. As a Board, we must be aware and consider the long-term industry prospects while remaining up-to-date on the latest technology and services developments, so that investments and resources can be allocated to create the best competitive situation.

In 2015, the Board focused on three major areas: strategy, governance and talent management.

In its strategic work, the Board always invests considerable time evaluating several strategic alternatives. In order to strengthen Ericsson’s position as an end-to-end supplier the board decided, among other initiatives, to enter a strategic partnership agreement with Cisco.

We as a Board have during 2015 invested significant time on corporate governance, and thoroughly discussed frameworks that cover how to conduct business responsibly, address environmental issues including, energy and climate change and create positive socio-economic impact. These are all important elements in delivering value and retaining the trust of Ericsson’s shareholders and other stakeholders.

The Board considers good talent management and succession planning, not only on executive level but also in technology and commercial management as an important strategic tool to execute well on strategy. The Board supports the President and CEO Hans Vestberg’s and his leadership team’s ambitions to attract and recruit some of the ICT industry’s best talents.

For stakeholders in the capital market, including our shareholders, Ericsson’s capital structure is an area of high interest which the Board invests significant time in analyzing and monitoring. Capital efficiency, business plans, budgets and investments in R&D and other assets are carefully evaluated. The Board takes into account the allocation of R&D, acquisitions and other investments, while aligning it with the strategy to maintain a leading position in core and expand into targeted areas, and with the overall capital efficiency ambitions. With this in mind, the Board’s proposes to increase the dividend from SEK 3.40 in 2014 to SEK 3.70 per share for 2015, an increase of 9%. Between 2009–2015 the dividend has increased in average by 11% per annum. We as a Board are confident that Ericsson, leading the ICT market transformation through mobility, has the agility needed to take on the challenges and the opportunities on the transformation journey, and we are very excited to be part of it and to contribute to future success.

Leif Johansson

Chairman of the Board of Directors

Ericsson Annual Report on Form 20-F 2015

RESULTS – Board of Directors’ report

BOARD OF DIRECTORS’ REPORT

Full-year highlights

•

Reported sales increased by 8%. Sales growth in India, North America and China as well as higher IPR licensing revenues were partly offset by lower sales in Japan, Russia and Brazil. Sales, adjusted for comparable units and currency, decreased by –5%.

•	The IPR licensing revenues were SEK 14.4 (9.9) billion.

•	Operating income increased to SEK 21.8 (16.8) billion.

•	Cash flow from operating activities was SEK 20.6 (18.7) billion. Cash conversion was 85%, above target of more than 70%.

•	The Board of Directors proposes a dividend for 2015 of SEK 3.70 (3.40) per share, an increase of 9% compared to last year.

Business in 2015

In 2015, net sales increased by 8% mainly due to sales growth in India, North America and Mainland China as well as higher IPR licensing revenues. All three segments showed sales growth. Both operating income and margin increased compared to last year despite significantly higher restructuring charges. The increase is mainly related to higher IPR licensing revenues, lower negative currency hedge effects and lower operating expenses, excluding restructuring charges. In the year, the US dollar strengthened towards a number of currencies including SEK, impacting sales and operating income positively.

The IPR strategy, to generate value from investments in R&D, has been successful and over the last five years IPR licensing revenues have more than tripled. IPR revenues were SEK 14.4 (9.9) billion. Ericsson now has agreements with the majority of handset suppliers.

In 2015, there was good progress in the targeted growth areas; IP network, Cloud, OSS and BSS, TV and Media as well as Industry and Society. Ericsson continued to invest in order to establish leadership in these areas. The effort to restore Network Rollout to a sustainable profitable business progressed well, with a break-even operating income, excluding restructuring charges, for the second half of 2015.

The global cost and efficiency program progressed according to plan, with the target to achieve net annual savings of SEK 9 billion during 2017 compared with 2014. Operating expenses, excluding restructuring charges, declined to SEK 61.4 (63.0) billion. Ericsson will continue to address operating expenses and increase efforts to further reduce cost of sales in order to improve the gross margin.

Ericsson delivered a full-year cash flow from operating activities of SEK 20.6 (18.7) billion, exceeding the cash conversion target of more than 70%. The Board of Directors proposes a dividend of SEK 3.70 (3.40) per share for 2015, an increase of 9% compared with last year.

Ericsson Annual Report on Form 20-F 2015

Financial highlights

Net Sales

Reported sales increased by 8%. Sales growth in India, North America and Mainland China as well as higher IPR licensing revenues were partly offset by lower sales in Japan, Russia and Brazil.

All three segments showed sales growth. Global Services sales grew by 11%, with 15% growth in Professional Services, while Network Rollout sales were almost flat. Networks sales grew by 5% and Support Solutions sales by 19%.

IPR licensing revenues amounted to SEK 14.4 (9.9) billion. In 2015, a global patent license agreement was signed with Apple.

In the year, the US dollar strengthened towards a number of currencies including SEK, impacting sales positively. At the same time the strong US dollar gradually impacted investments negatively in some emerging markets.

Sales, adjusted for comparable units and currency, decreased by –5%.

Gross margin

Gross margin declined to 34.8% (36.2%). Excluding restructuring charges, the gross margin declined to 35.7% (36.6%) due to a mix with a lower share of mobile capacity business and higher share of Global Services sales. This was partly offset by higher IPR licensing revenues and effects of implemented efficiency measures.

The mix of sales by commodity was; software 23% (24%), hardware 34% (34%) and services 43% (42%).

Restructuring charges and global cost and efficiency program

Restructuring charges amounted to SEK –5.0 (–1.5) billion, in line with previous estimates. The charges were mainly related to the global cost and efficiency program announced in November 2014. The global cost and efficiency program is progressing according to plan and is expected to generate net annual savings of SEK 9 billion during 2017 compared with 2014.

With current visibility, total restructuring charges for 2016 are estimated to be approximately SEK 3–4 billion. This includes both restructuring charges related to the global cost and efficiency program and normal restructuring charges for the ongoing business transformation.

Operating expenses

Total operating expenses increased to SEK 64.1 (63.4) billion. Operating expenses, excluding restructuring charges, decreased from SEK 63.0 to SEK 61.4 billion, due to lower R&D expenses amounting to SEK 32.8 (36.0) billion. This is partly a result of implementation of activities related to the global cost and efficiency program. Additions to capitalized development expenses amounted to SEK 3.5 (1.5) billion. The increase was due to higher activity in technology platform development than a year ago.

Ericsson Annual Report on Form 20-F 2015

Other operating income and expenses

Other operating income and expenses improved to SEK 0.1 (–2.2) billion. The increase is mainly related to currency hedge effects of SEK –1.1 (–2.8) billion. They derive from the hedge contract balance in US dollar, which has further decreased in value. The SEK has weakened towards the US dollar between December 31, 2014 (SEK/USD rate 7.79) and December 31, 2015 (8.40). The negative currency hedge effects were more than offset by several minor positive items and a capital gain of SEK 0.3 billion related to a real estate divestment in the US.

Operating income

Operating income increased to SEK 21.8 (16.8) billion despite significantly higher restructuring charges. The increase is mainly related to higher IPR licensing revenues, lower negative currency hedge effects and lower operating expenses, excluding restructuring charges. The net currency effect had a positive impact on operating income. Operating margin was 8.8% (7.4%).

Financial net

Financial net amounted to SEK –1.9 (–1.0) billion. The decrease is mainly due to a negative effect of foreign currency revaluation and lower interest rates.

Taxes

The tax rate for 2015 was 31% compared with 30% in 2014, negatively impacted by the geographical mix. Tax costs were SEK –6.2 (–4.7) billion.

Net income and EPS

Net income increased to SEK 13.7 (11.1) billion, for the same reasons as for the increase in operating income. EPS diluted was SEK 4.13 (3.54).

Cash flow

Cash flow from operating activities was SEK 20.6 (18.7) billion. The positive earnings were somewhat offset by increased working capital, due to a business mix with a high share of coverage projects in Mainland China and emerging markets.

Days sales outstanding (DSO) decreased to 87 (105) days and Inventory turnover days remained stable at 64 days. Accounts payable days decreased to 53 (56) days. Provisions amounted to SEK 3.8 (4.4) billion at year end. Cash outlays of SEK 2.8 billion related to restructuring charges were made during the year.

Total investing activities amounted to SEK –8.0 billion. Investments in property, plant and equipment increased to SEK –8.3 (–5.3) billion driven by continued investments in new ICT centers in Sweden and Canada. Acquisitions amounted to SEK –2.2 (–4.4) billion.

Financing activities were impacted by dividend payouts of SEK –11.3 (–9.8) billion.

Financial position

Net cash decreased to SEK 18.5 (27.6) billion in 2015, despite stronger cash flow from operating activities, mainly due to increased investments in ICT centers and in new facilities in Santa Clara, California, as well as increased dividends.

Pension liabilities increased by SEK 2.3 billion following actuarial adjustments. The net cash position, excluding post-employment benefits (in the amount of SEK 22.7 billion) was SEK 41.2 (48.0) billion. Reported net cash was SEK 18.5 billion.

The average maturity of long-term borrowings as of December 31, 2015 was 4.8 years, compared with 5.7 years 12 months earlier. Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion. The facility expires in 2020.

Employees

In 2015, the number of employees decreased by 1,774. At the end of 2015, the total number of employees was 116,281 (118,055). Almost 15,000 employees joined Ericsson during the year and close to 17,000 employees left Ericsson, reflecting the natural attrition rate and ongoing company transformation.

Ericsson Annual Report on Form 20-F 2015

Research and development, patents and licensing

In line with the global cost and efficiency program, the Company has decreased its R&D activities. The largest contribution to savings is a result of discontinuation of the modems operations. Approximately half of the global cost and efficiency program annual net savings of SEK 9 billion is estimated to come from operating expenses. R&D expenses amounted to SEK 34.8 (36.3) billion.

Research and development, patents and licensing

	2015	2014	2013
Expenses (SEK billion)	34.8	36.3	32.2
As percent of Net sales	14.1%	15.9%	14.2%
Employees within R&D as of December 311)	23,700	25,700	25,300
Patents1)	39,000	37,000	35,000
IPR revenues, net (SEK billion)	14.4	9.9	10.6

1)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent five-year average seasonality

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Sequential change, sales	–22%	9%	0%	21%
Share of annual sales	22%	24%	24%	29%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2015, capital expenditures were SEK 8.3 (5.3) billion, representing 3.4% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Investments have been made in three new global ICT centers. The centers will support R&D and services in developing and verifying solutions more efficiently and bringing innovation faster to the market. The first center, in Linköping, Sweden, was opened in 2014. The second center, in Rosersberg, Sweden, was opened in the beginning of 2016. The third center, in Montreal, Canada, is planned to be opened during the second quarter of 2016. In addition, Ericsson has invested in two buildings in Santa Clara, California with the purpose to consolidate Ericsson’s Silicon Valley operations.

Apart from these investments, Ericsson believes that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs in most locations.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2015, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

The Company believes it has sufficient cash and cash generation capacity to fund expected capital expenditures without external borrowings in 2016.

Capital expenditures 2011–2015

SEK billion	2015	2014	2013	2012	2011
Capital expenditures	8.3	5.3	4.5	5.4	5.0
Of which in Sweden	2.6	2.4	1.9	1.3	1.7
Share of annual sales	3.4%	2.3%	2.0%	2.4%	2.2%

Ericsson Annual Report on Form 20-F 2015

Business results—Segments

Networks

Reported sales increased by 5% compared to last year. The increase was mainly due to higher IPR licensing revenues. Operator investments in mobile broadband in India and South East Asia increased. The large-scale LTE deployments in Mainland China continued at a high pace in 2015. Sales in North America were flat compared to last year, supported by the strengthened US dollar. Mobile broadband investments in North America were negatively impacted by operator focus on cash flow optimization in order to finance major acquisitions and spectrum auctions.

In 2015, sales in targeted growth area IP networks grew, mainly driven by investments in packet core, VoLTE and user data management.

During the year, the US dollar strengthened towards a number of currencies, including SEK, impacting sales positively. At the same time, the strong US dollar gradually impacted investments negatively in some emerging markets. Sales, adjusted for comparable units and currency, decreased by –8% compared to last year.

Operating income and margin decreased due to a higher share of mobile broadband coverage business and higher restructuring charges. Increased IPR licensing revenues, lower operating expenses and lower negative effect of currency hedge contracts contributed positively to operating income and margin.

The year started with a high level of R&D expenses which gradually decreased as a result of the global cost and efficiency program. The ambition to improve Networks profitability remains.

Restructuring charges amounted to SEK –2.8 (–0.4) billion and the negative effect from hedge contracts was SEK –0.9 (–2.1) billion.

Global Services

Reported sales increased by 11% compared to last year. Professional Services reported sales grew 15% with strong development across the portfolio and with growth in all ten regions.

Consulting and Systems Integration sales grew, driven by OSS and BSS transformation projects and by solutions for Industry & Society customers. Sales in Managed Services grew by 17% and the number of signed contracts increased by more than 40% compared with 2014.

Network Rollout sales were flat. Lower coverage project activities in Japan, North America and Latin America impacted sales negatively.

Global Services sales, adjusted for comparable units and currency, declined –2%.

Global Services operating income increased by more than 30% compared with 2014, driven by increased sales in Professional Services and reduced losses in Network Rollout. Professional Services margin was stable compared to last year.

The effort to restore Network Rollout profitability progressed well with a break-even result, excluding restructuring, for the second half of the year. Network Rollout full-year operating income improved to SEK –1.4 (–2.5) billion.

Restructuring charges for Global Services increased to SEK –1.7 (–0.8) billion. The implementation of the Global Services delivery strategy accelerated during the year as part of the global cost and efficiency program, resulting in a remote delivery rate of 50% (44%). The ambition to optimize service delivery and improve profitability will continue.

The effect of currency hedge contracts on operating income was SEK –0.2 (–0.6) billion.

Support Solutions

Reported sales increased by 19% compared with 2014, with North America and India as main contributors. Sales, adjusted for comparable units and currency, were flat. The overall transition of business models, from traditional telecom software licenses to recurrent license revenue deals, continued.

Sales in OSS and BSS developed favorably. Growth of mobile broadband drives operators to transform their OSS and BSS solutions, in order to monetize the data growth while at the same time managing the increased complexity. Two important TV & Media agreements were announced in North America in the second half of the year, showing the strong position Ericsson has in this transforming market.

IPR licensing revenues increased compared with 2014.

Operating Income and margin improved significantly compared with 2014, driven by higher sales. Focus going forward is to improve earnings leverage through increased recurring software sales and efficiencies.

Restructuring charges increased to SEK –0.5 (–0.1) billion due to the global cost and efficiency program. The effect of currency hedge contracts on operating income was SEK –0.1 (–0.2) billion.

Ericsson Annual Report on Form 20-F 2015

Business results—Regions

•	North America

Mobile broadband investments were slow as operators focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. Investments stabilized during the second half of the year, driven by data traffic growth. ICT transformation, TV & Media and Professional Services developed favorably.

•	Latin America

Sales decreased compared to last year mainly due to lower activities in Brazil. Operator investments increased in local currency, but not enough to compensate for the depreciation towards the US dollar and currency restrictions in many parts of the region. Professional Services sales grew, mainly in OSS and BSS.

•	Northern Europe and Central Asia

Sales declined, primarily due to lower mobile broadband investments in Russia with sales of SEK 4.7 (6.7) billion. However, sales stabilized in the second half of the year, but at a lower level compared to the same period last year. Professional Services sales increased, driven by Managed Services and ICT transformation projects in the Nordics. TV & Media and OSS and BSS developed favorably, driving sales growth in Support Solutions.

•	Western and Central Europe

Investments in mobile broadband were driven by the transition from 3G to 4G and capacity enhancements. At the same time, some important projects peaked. Sales were stable with a shift towards Professional Services and Support Solutions, as operators focus on network optimization, efficiency and new functionality.

•	Mediterranean

Sales increased somewhat, driven by Managed Services. Investments in mobile broadband were driven by the transition from 3G to 4G and improvements of the quality and capacity of the networks.

•	Middle East

Sales increased, primarily in Global Services. In the first half of the year, Network sales growth was mainly driven by some major mobile broadband projects, which were completed in the second half of the year.

•	Sub-Saharan Africa

Sales increased across all segments, driven by strong consumer demand for mobile broadband, despite a challenging regulatory environment and recent macro-economic development. Operators’ focus on network quality and efficiency drove Professional Services sales growth.

•	India

Sales growth was driven by increased operator investments in mobile broadband infrastructure and Professional Services. Increased focus on network quality and cost optimization continued to drive strong sales growth for Managed Services. Support Solutions sales showed significant growth, driven by OSS and BSS.

•	North East Asia

Sales growth was driven by 4G deployments in Mainland China, partly offset by lower operator investments in Japan. Professional Services showed growth, supported by the acquisition of Sunrise Technologies’ telecom business.

•	South East Asia and Oceania

Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focused on efficiency and network optimization. TV & Media showed a positive development during the year.

•	Other

Sales increased, driven by the Apple global patent license agreement and currency, as a majority of the IPR contracts are in US dollar. Broadcast services showed good growth. IPR licensing revenues amounted to SEK 14.4 (9.9) billion.

Sales per region and segment 2015 and percent change from 2014

	Networks		Global Services		Support Solutions		Total
SEK million	2015	Change	2015	Change	2015	Change	2015		Change
North America	26,200	1%	27,898	12%	4,163	20%	58,261		7%
Latin America	9,763	–9%	10,742	–1%	852	–17%	21,357		–5%
Northern Europe and Central Asia	6,203	–22%	4,118	0%	328	16%	10,649		–14%
Western and Central Europe	6,754	–16%	12,233	11%	745	21%	19,732		0%
Mediterranean	9,151	–5%	13,408	6%	751	–8%	23,310		1%
Middle East	11,873	2%	9,741	15%	1,235	3%	22,849		7%
Sub-Saharan Africa	4,793	22%	4,902	15%	654	18%	10,349		18%
India	8,083	98%	4,570	46%	728	50%	13,381		74%
North East Asia	18,714	4%	8,838	–1%	685	4%	28,237		2%
South East Asia and Oceania	10,001	19%	8,693	24%	541	10%	19,235		21%
Other	12,185	34%	2,875	25%	4,367	43%	19,560	1)	33%

Total	123,720	5%	108,018	11%	15,049	19%	246,920	1)	8%

Share of total	50%		44%		6%		100%

1)	The modems segment closed in 2014, there were however some final sales impacting 2015. Instead of having “Modems” as a separate column in this table, it has been added to the “total” column. SEK 133 (0) million is included as region Other in the total column.

Ericsson Annual Report on Form 20-F 2015

Corporate Governance

In accordance with the Annual Accounts Act and the Swedish Corporate Governance Code (the “Code”), a separate Corporate Governance Report, including an Internal Control section, has been prepared and attached to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2015, Ericsson does not report any deviations from the Code.

Business integrity

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to secure that business activities are conducted with a strong sense of integrity. In 2015, the Code of Business Ethics was acknowledged by employees throughout Ericsson’s global organization.

Board of Directors

At the Annual General Meeting, held on April 14, 2015, Leif Johansson was re-elected Chairman of the Board and Roxanne S. Austin, Nora Denzel, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Kristin Skogen Lund, Hans Vestberg and Jacob Wallenberg were re-elected members of the Board. Anders Nyrén and Sukhinder Singh Cassidy were elected new Board members and Sir Peter L. Bonfield, Sverker Martin-Löf and Pär Östberg left the Board. As of April 14, 2015, Pehr Claesson, Kristina Davidsson and Karin Åberg were appointed employee representatives by the unions, with Rickard Fredriksson, Karin Lennartsson and Roger Svensson as deputies. In August 2015, Mikael Lännqvist, employee representative, and Zlatko Hadzic, deputy, were appointed to the Board, replacing Kristina Davidsson and Rickard Fredriksson, respectively.

Management

Hans Vestberg has been President and CEO of the Group since January 1, 2010. The President and CEO is supported by the Group management, consisting of the Executive Leadership Team (ELT).

A global management system is in place to ensure that Ericsson’s business is well controlled and has the ability to fulfill the objectives of major stakeholders within established risk limits. The management system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Remuneration to the members of the Board of Directors and to Group management, as well as the Guidelines for remuneration to Group management resolved by the Annual General Meeting 2015, are reported in Notes to the consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes no changes to the current guidelines for remuneration to Group management for the period up to the 2017 Annual General Meeting.

Executive Performance Stock Plan

The Company has a Long-Term Variable Compensation program (LTV). It builds on a common platform of investment in, and matching of, Ericsson shares. It consists of three separate plans: one targeting all employees, one targeting key contributors and one targeting senior

Ericsson Annual Report on Form 20-F 2015

managers. The program is designed to encourage long-term value creation in alignment with shareholders’ interests. The aim of the plan for senior managers is to attract, retain and motivate executives in a competitive market through performance-based share-related incentives and to encourage the build-up of significant equity stakes. The performance criteria for senior managers under the Executive Performance Stock Plan are approved by the Annual General Meeting. Proposed performance criteria for the 2016 Executive Performance Stock Plan will be communicated in the notice to the 2016 Annual General Meeting.

The targets for the 2013, 2014 and 2015 Executive Performance Stock Plans are shown in the illustration on page 37. The performance criteria are:

•

Up to one-third of the award will vest if the target for compound annual growth rate of consolidated net sales is achieved. For the 2014 plan, net sales for base year 2013 has been adjusted by SEK 2.1 billion for the impact of the Samsung IPR agreement.

•

Up to one-third of the award will vest if the target for compound annual growth rate of consolidated operating income, is achieved. For the 2013 plan, base year 2012 excludes a non-cash charge of SEK 8.0 billion for ST-Ericsson. For the 2014 plan, operating income for the base year 2013 has been adjusted by SEK 2.1 billion for the impact of the Samsung IPR agreement. For the 2015 plan, extraordinary restructuring charges are excluded.

•

Up to one-third of the award will vest if cash conversion is at or above 70% during each of the years, vesting one-ninth of the award for each year the target is achieved. For the 2015 plan, extraordinary restructuring charges are excluded. The cash conversion targets were reached in 2015, 2014 and 2013.

Before the number of performance shares to be matched is finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the share market and other circumstances, and if not, reduce the number of performance shares to be matched.

Material contracts

Material contractual obligations are outlined in Note C31, “Contractual obligations.” These were entered into in the ordinary course of business and were primarily related to operating leases for office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations, and the purchase of components for the Company’s own manufacturing.

Ericsson is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as for example financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, the Company believes that none of the agreements currently in effect would in and of itself entail any material consequence for Ericsson due to a change in control of the Company.

Risk management

Risks are defined in both a short-term and long-term perspective. They are related to long-term objectives as per the strategic direction of core business, targeted areas and new areas as well as short-term objectives for next coming year. Risks are categorized into industry and market risks, commercial risks, operational risks and compliance risks. Ericsson’s risk management is based on the following principles, which apply universally across all business activities and risk types:

•	Risk management is an integrated part of the Ericsson Group Management System.

•

Each operational unit is accountable for owning and managing its risks according to policies, directives and process tools. Decisions are made or escalated according to defined delegation of authority. Financial risks are coordinated through Group Function Finance.

•

Risks are dealt with during the strategy process, annual planning and target setting, continuous monitoring through monthly and quarterly steering group meetings and during operational processes (customer projects, customer bid/contract, acquisition, investment and product development projects). They are subject to various controls such as decision tollgates and approvals.

At least twice a year, in connection with the approval of strategy and targets, risks are reviewed by the Board of Directors.

A central security unit coordinates management of certain risks, such as business interruption, information security and physical security. The Group Crisis Management Council deals with events of a serious nature.

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, Notes C2, “Critical accounting estimates and judgments,” C14, “Trade receivables and customer finance,” C19, “Interest-bearing liabilities,” C20, “Financial risk management and financial instruments” and the chapter Risk factors.

Ericsson Annual Report on Form 20-F 2015

Sourcing and supply

Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from several global providers as well as from local and regional suppliers. Certain types of components, such as power modules, are produced in-house.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority are in low-cost countries. Final configuration of products is largely done in-house. This consists of assembling and testing modules and integrating them into complete units. Final assembly and testing are concentrated to a few sites. Ericsson has 10 manufacturing sites in Brazil, China, Estonia, India, Mexico and Sweden.

A number of suppliers design and manufacture highly specialized and customized components. The Company generally negotiates global supply agreements with its primary suppliers. Ericsson’s suppliers are required to comply with the requirements of Ericsson’s Code of Conduct.

In general, Ericsson has alternative supply sources and seeks to avoid single source supply situations.

Variations in market prices for raw materials generally have a limited effect on total cost of goods sold. For more information, see the chapter Risk factors.

Sustainability and Corporate Responsibility

Sustainability and Corporate Responsibility (CR) are central to Ericsson’s core business and the Company’s commitment to the triple bottom line of responsible financial and environmental performance and socio-economic development. Ericsson’s ambition is to be a relevant and responsible driver of positive change. The Company aims to do this by creating positive impacts in society and minimizing risks for stakeholders.

Ericsson’s approach to Sustainability and Corporate Responsibility is integrated into business operations throughout the value chain; performance is regularly measured and assessed. The Board of Directors is apprised of Sustainability and Corporate Responsibility issues twice per year, or as needed on an ad hoc basis. Group policies and directives are implemented to ensure consistency across global operations. Ericsson’s annual Sustainability and Corporate Responsibility Report provides additional information.

Responsible business practices

Since 2000, Ericsson has supported the UN Global Compact, and endorses its ten principles regarding human rights and labor standards, anti-corruption and environmental protection. Since 2012, Ericsson has reported its Communication on Progress at the Global Compact Advanced level. In 2015, Ericsson was the first ICT company to report according to the UN Guiding Principles on Business and Human Rights Reporting Framework. The Ericsson Group Management System includes a Code of Business Ethics, a Code of Conduct, a Sustainability Policy and an Occupational Health and Safety Policy which reflect responsible business practices. These practices are reinforced by employee awareness training, workshops and monitoring, and are externally assured.

The Code of Business Ethics and Code of Conduct were updated in 2015, with information about a new external whistleblower tool, Ericsson Compliance Line. New employee e-learning training was launched on Code of Business Ethics and Code of Conduct awareness as well as on human rights.

Ericsson’s anti-corruption program, focused on prevention and accountability, is reviewed and evaluated by the Audit Committee of the Board of Directors annually.

Human rights

The Code of Business Ethics and Code of Conduct reflect the Company’s ongoing commitment to respect human rights. Ericsson has actively worked to integrate the United Nations Guiding Principles on Business and Human Rights into its governance framework since 2011. A Sales Compliance Process evaluates risk to human rights impacts with respect to four criteria; country, customer, product and service as well as purpose. In 2015 Ericsson completed a third year with the Shift Business Learning Program to further strengthen its human rights framework. Human rights due diligence was strengthened in processes such as the Sales Compliance Process. Human rights criteria are now being incorporated in the mergers and acquisitions due diligence process and the implementation started during 2015. Human Rights Impact Assessments according to the UN Guiding Principles are ongoing in Iran and Ethiopia.

Ericsson Annual Report on Form 20-F 2015

Responsible sourcing

Suppliers must comply with the requirements of Ericsson’s Code of Conduct. The Company has 205 sourcing personnel, covering all regions, who are trained as Code of Conduct auditors. The Company uses a risk-based approach to ensure that the high-risk portfolio areas, and highest-risk markets, are targeted first. For prioritized areas such as road and vehicle safety, working at heights, working hours and labor rights, Ericsson performs regular audits and works with suppliers to ensure measurable and continuous improvements. Findings are followed up to ensure that improvements are made. In 2015, over 345 audits and assessments were performed.

Ericsson addresses the issue of conflict minerals, including compliance with the US Dodd-Frank Act and the disclosure rule adopted by the U.S. Securities and Exchange Commission (SEC) through measures in its sourcing processes. The Company also actively works with suppliers on this issue and engages in industry initiatives such as the Conflict-Free Sourcing Initiative (CFSI), driven by the Global e-Sustainability Initiative (GeSI), and the Electronic Industry Citizenship Coalition (EICC).

Reducing environmental impact

Continuously improving sustainability performance is fundamental to Ericsson’s strategy and a priority remains improving the life-cycle carbon footprint. The Company works to reduce negative environmental impacts while delivering solutions that enable a low-carbon economy. As energy use of products in operation remains the Company’s most significant environmental impact, Ericsson works proactively with mobile operators to encourage network and site energy optimization, through innovative products, software and solutions. Processes and controls are in place to ensure compliance with relevant product-related environmental, customer and regulatory requirements. An important aspect of Ericsson’s Design for Environment initiatives is materials management and efficiency.

Ericsson has a long-term objective to maintain absolute CO2e emissions from its own activities for business travel, product transportation and facilities energy use in 2017 at the same level as in 2011. To achieve this long-term objective, the Company aims to reduce CO2e emissions per employee by 30% over five years. The Company achieved a 16% reduction of CO2e emissions per employee in 2015.

In 2015, we delivered on a target to reduce twice as much societal CO2 emissions via our product and service offerings in areas such as utilities (smart meters) and transportation as we emitted from our own operations.

Ericsson Ecology Management is a product take back program to take responsibility for products at the end of their life and to treat them in an environmentally preferable way. The program also ensures that Ericsson fulfills its producer responsibility and is offered to all customers globally free of charge, not only in markets where it is required by law.

When taking back the Company’s products, more than 98% of the materials is recycled.

Occupational health and safety

As a part of its vision for zero major incidents within Occupational Health and Safety (OHS), the Company applies a risk-based approach to control and prevent work-related hazards. Certain operations undergo internal audits to meet the OHSAS 18001 standard. Ericsson believes that anyone working on its behalf should have a safe work environment and therefore has taken a comprehensive and inclusive approach by not only reporting its own incidents and fatalities, but also including partners and suppliers.

Radio waves and health

Ericsson employs rigid product testing and installation procedures with the goal of ensuring that radio wave exposure levels from products and network solutions are below established safety limits. The Company also provides public information on radio waves and health, and supports independent research to further increase knowledge in this area. Since 1996, Ericsson has co-sponsored over 100 studies related to electromagnetic fields and health, primarily through the Mobile Manufacturers Forum.

To assure scientific independence, firewalls were in place between the industrial sponsors and the researchers conducting these studies. Independent expert groups and public health authorities, including the World Health Organization, have reviewed the total amount of research and have consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

Technology for Good™

Technology for Good is a concept that Ericsson works with every day to address areas such as climate change, poverty, education, health, human rights and humanitarian issues such as refugees, peace-building, and disaster response.

Reporting according to GRI G4 core

Ericsson publishes an annual Sustainability and Corporate Responsibility report and full key performance data is made available on the Ericsson website according to the Global Reporting Initiative (GRI) sustainability reporting guidelines. The performance data is assured by a third-party.

Ericsson Annual Report on Form 20-F 2015

Legal proceedings

On December 21, 2015, Ericsson announced that Ericsson and Apple have agreed on a global patent license agreement between the two companies. The agreement includes a cross license that covers standard-essential patents of both companies (including the GSM, UMTS and LTE cellular standards), and grants certain other patent rights. In addition, the agreement includes releases that resolve all pending patent-infringement litigation between the companies.

As part of the seven-year agreement, Apple will make an initial payment to Ericsson and, thereafter, will pay on-going royalties. The specific terms of the contract are confidential. The agreement ends investigations before the US International Trade Commission, lawsuits pending in the US District Court for the Eastern District of Texas and the U.S. District Court for the Northern District of California, as well as lawsuits in the United Kingdom, Germany and the Netherlands.

In 2013, Adaptix Inc. (“Adaptix”) filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents purportedly assigned to Adaptix. The trial is currently anticipated to take place in May 2016 and Adaptix seeks damages and an injunction. In 2014, Adaptix filed three more patent infringement lawsuits against Ericsson in the same court regarding three US patents, all of which are also included in the 2013 lawsuit. One of the 2014 lawsuits accuses Ericsson’s LTE products and Sprint’s use thereof of infringement, one accuses Ericsson’s LTE products and Verizon’s use thereof of infringement and one accuses Ericsson’s LTE products and T-Mobile’s use thereof of infringement. In January 2015, Adaptix filed one more lawsuit in the same court alleging that Ericsson’s LTE products, and Sprint and Verizon’s use thereof, infringe one US Patent.

In addition to its complaint filed in 2013 with the Tokyo District Court settled in December 2014, Adaptix filed another lawsuit in Japan in September 2014 alleging that Ericsson’s LTE products infringe another Japanese patent. In the lawsuits in Japan, Adaptix is only seeking damages. On January 28, 2016, the Tokyo District Court denied Adaptix’s complaint. Adaptix may appeal the decision.

In 2013, Ericsson filed a patent infringement lawsuit in the Delhi High Court against Indian handset company Micromax, seeking damages and an injunction. As part of its defense, Micro-max filed a complaint with the Competition Commission of India (CCI) and the CCI has decided to refer the case to the Director General’s Office for an in-depth investigation.

In January 2014, the CCI opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is waiting for a final decision by the Delhi High Court. Ericsson has made numerous attempts to sign a license agreement with both Micromax and Intex on Fair, Reasonable and Non-discriminatory (FRAND) terms.

In 2012, Wi-LAN Inc., a Canadian patent licensing company, filed a complaint against Ericsson in the US District Court for the Southern District of Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents. In 2013, Ericsson’s motion for summary judgment was granted and in 2014, the decision was reversed by the US Court of Appeals for the Federal Circuit. As a result, the case is back before the Florida court. On May 22, 2015, the Florida Court granted a Motion for Summary Judgment in favor of Ericsson. This matter is currently on appeal.

In 2014, Ericsson was joined as a party to litigation brought by Unwired Planet against Google, Samsung and Huawei in the English High Court, in which Unwired Planet accuses the defendants of infringing certain patents, some of which were purchased from Ericsson in 2013. Ericsson has also intervened in the similar proceedings ongoing in the Dusseldorf District Court in which the defendants also include HTC and LG. Unwired Planet and Google have since settled their cases, but the litigations continue in respect of the other defendants. The Defendants’ counter-allegations include that the agreement entered into between Unwired Planet and Ericsson in 2013 for the sale of part of Ericsson’s patent portfolio is invalid by reason of breach of competition law. Ericsson has rejected these claims. On January 19, 2016, the Dusseldorf District Court found that Ericsson’ sale of patents to Unwired Planet is not in breach of competition law, and rejected this and all other allegations made by the defendants’ against Ericsson.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business.

Parent Company

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

Ericsson Annual Report on Form 20-F 2015

The Parent Company has 5 (5) branch offices. In total, the Group has 81 (81) branch and representative offices.

Financial information

Income after financial items was SEK 16.8 (25.6) billion. The Parent Company had no sales in 2015 or 2014 to subsidiaries, while 43% (54%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•	Increased current and non-current receivables from subsidiaries of SEK 2.2 billion.

•	Decreased other current receivables of SEK 0.2 billion.

•	Decreased cash, cash equivalents and short-term investments of SEK 6.4 billion.

•	Decreased current and non-current liabilities to subsidiaries of SEK 5.5 billion.

•	Decreased other current liabilities of SEK 3.3 billion.

At year-end, cash, cash equivalents and short-term investments amounted to SEK 48.6 (55.0) billion.

Share information

As of December 31, 2015, the total number of shares in issue was 3,305,051,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,043,295,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The two largest shareholders at year-end were Investor AB and AB Industrivärden holding 21.50% and 15.20% respectively of the voting rights in the Parent Company.

In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, 14,082,917 treasury shares were distributed to employees or sold in 2015. The quotient value of these shares was SEK 5.00, totaling SEK 70.4 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 189.8 million.

The holding of treasury stock at December 31, 2015 was 49,367,641 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 246.8 million, representing 1.5% of capital stock, and the purchase price amounts to SEK 381.5 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 3.70 (3.40) per share be paid to shareholders duly registered on the record date of April 15, 2016, and that the Parent Company shall retain the remaining part of non-restricted equity.

The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 12,228,691,420
Amount to be retained by the Parent Company	SEK 30,348,668,600
Total non-restricted equity of the Parent Company	SEK 42,577,360,020

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 51.8% (49.5%) and a net cash amount of SEK 18.5 (27.6) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group in addition to coming years’ business plans and economic development.

Post-closing events

Ericsson and Huawei extend global patent cross license agreement

On January 14, 2016, Ericsson announced that Ericsson and Huawei have agreed on extending their global patent license agreement between the two companies. The agreement includes a cross license that covers patents relating to both companies’ wireless standard-essential patents (including the GSM, UMTS and LTE cellular standards). As part of the renewed agreement, Huawei will make on-going royalty payment based upon actual sales to Ericsson.

Ericsson Annual Report on Form 20-F 2015

Board assurance

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and adopted by the EU, and give a fair view of the Group’s financial position and results of operations. The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations.

The Board of Directors’ Report for the Ericsson Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

Ericsson Annual Report on Form 20-F 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Stockholm, April 4, 2016

By:	/s/ PricewaterhouseCoopers
Name:	PricewaterhouseCoopers AB

Ericsson Annual Report on Form 20-F 2015

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

January–December, SEK million	Notes	2015	2014	2013
Net sales	C3, C4	246,920	227,983	227,376
Cost of sales		–161,101	–145,556	–151,005

Gross income		85,819	82,427	76,371
Gross margin (%)		34.8%	36.2%	33.6%
Research and development expenses		–34,844	–36,308	–32,236
Selling and administrative expenses		–29,285	–27,100	–26,273

Operating expenses		–64,129	–63,408	–58,509
Other operating income and expenses	C6	153	–2,156	113
Share in earnings of joint ventures and associated companies	C3, C12	–38	–56	–130

Operating income	C3	21,805	16,807	17,845
Financial income	C7	525	1,277	1,346
Financial expenses	C7	–2,458	–2,273	–2,093

Income after financial items		19,872	15,811	17,098
Taxes	C8	–6,199	–4,668	–4,924

Net income		13,673	11,143	12,174
Net income attributable to:
Stockholders of the Parent Company		13,549	11,568	12,005
Non-controlling interest		124	–425	169
Other information
Average number of shares, basic (million)	C9	3,249	3,237	3,226
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)1)	C9	4.17	3.57	3.72
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)1)	C9	4.13	3.54	3.69

1)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Annual Report on Form 20-F 2015

Consolidated statement of comprehensive income

January–December, SEK million	2015	2014	2013
Net income	13,673	11,143	12,174

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	–2,026	–10,017	3,214
Tax on items that will not be reclassified to profit or loss	721	2,218	–1,235
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	—	—	251
Reclassification adjustments for gains/losses included in profit or loss	—	—	–1,072
Revaluation of other investments in shares and participations
Fair value remeasurement	457	47	71
Changes in cumulative translation adjustments	–604	8,734	–1,687
Share of other comprehensive income of joint ventures and associated companies	141	579	–14
Tax on items that may be reclassified to profit or loss	—	5	179

Total other comprehensive income, net of tax	–1,311	1,566	–293

Total comprehensive income	12,362	12,709	11,881
Total comprehensive income attributable to:
Stockholders of the Parent Company	12,218	12,981	11,712
Non-controlling interests	144	–272	169

Ericsson Annual Report on Form 20-F 2015

Consolidated balance sheet

December 31, SEK million	Notes	2015	2014
Assets
Non-current assets
Intangible assets	C10, C26
Capitalized development expenses		5,493	3,570
Goodwill		41,087	38,330
Intellectual property rights, brands and other intangible assets		9,316	12,534

Property, plant and equipment	C11, C26, C27	15,901	13,341
Financial assets
Equity in joint ventures and associated companies	C12	1,210	2,793
Other investments in shares and participations	C12	1,275	591
Customer finance, non-current	C12	1,739	1,932
Other financial assets, non-current	C12	5,634	5,900
Deferred tax assets	C8	13,183	12,778

		94,838	91,769
Current assets
Inventories	C13	28,436	28,175

Trade receivables	C14	71,069	77,893
Customer finance, current	C14	2,041	2,289
Other current receivables	C15	21,709	21,273
Short-term investments	C20	26,046	31,171
Cash and cash equivalents	C25	40,224	40,988

		189,525	201,789

Total assets		284,363	293,558

Equity and liabilities
Equity
Stockholders’ equity	C16	146,525	144,306
Non-controlling interest in equity of subsidiaries		841	1,003

		147,366	145,309
Non-current liabilities
Post-employment benefits	C17	22,664	20,385
Provisions, non-current	C18	176	202
Deferred tax liabilities	C8	2,472	3,177
Borrowings, non-current	C19, C20	22,744	21,864
Other non-current liabilities		1,851	1,797

		49,907	47,425
Current liabilities
Provisions, current	C18	3,662	4,225
Borrowings, current	C19, C20	2,376	2,281
Trade payables	C22	22,389	24,473
Other current liabilities	C21	58,663	69,845

		87,090	100,824

Total equity and liabilities1)		284,363	293,558

1)	Of which interest-bearing liabilities and post-employment benefits SEK 47,784 (44,530) million.

Ericsson Annual Report on Form 20-F 2015

Consolidated statement of cash flows

January–December, SEK million	Notes	2015	2014	2013
Operating activities
Net income		13,673	11,143	12,174
Adjustments to reconcile net income to cash	C25	10,611	11,200	9,828

		24,284	22,343	22,002

Changes in operating net assets
Inventories		–366	–2,924	4,868
Customer finance, current and non-current		824	–710	1,809
Trade receivables		7,000	1,182	–8,504
Trade payables		–2,676	1,265	–2,158
Provisions and post-employment benefits		544	–859	–3,298
Other operating assets and liabilities, net		–9,013	–1,595	2,670

		–3,687	–3,641	–4,613

Cash flow from operating activities		20,597	18,702	17,389
Investing activities
Investments in property, plant and equipment	C11	–8,338	–5,322	–4,503
Sales of property, plant and equipment		1,301	522	378
Acquisitions of subsidiaries and other operations	C25, C26	–2,201	–4,442	–3,147
Divestments of subsidiaries and other operations	C25, C26	1	48	465
Product development	C10	–3,302	–1,523	–915
Other investing activities		–543	–3,392	–1,330
Short-term investments		5,095	6,596	–2,057

Cash flow from investing activities		–7,987	–7,513	–11,109

Cash flow before financing activities		12,610	11,189	6,280

Financing activities
Proceeds from issuance of borrowings		1,179	1,282	5,956
Repayment of borrowings		–1,336	–9,384	–5,094
Sale/repurchase of own shares		169	—	90
Dividends paid		–11,337	–9,846	–9,153
Other financing activities		615	–277	–1,307

Cash flow from financing activities		–10,710	–18,225	–9,508
Effect of exchange rate changes on cash		–2,664	5,929	641

Net change in cash		–764	–1,107	–2,587
Cash and cash equivalents, beginning of period		40,988	42,095	44,682

Cash and cash equivalents, end of period	C25	40,224	40,988	42,095

Ericsson Annual Report on Form 20-F 2015

Consolidated statement of changes in equity

Equity and Other comprehensive income 2015

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity		Non- controlling interest	Total equity
January 1, 2015	16,526	24,731	103,049	144,306		1,003	145,309
Net income
Group	—	—	13,587	13,587		124	13,711
Joint ventures and associated companies	—	—	–38	–38		—	–38

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–2,033	–2,033		7	–2,026
Tax on items that will not be reclassified to profit or loss	—	—	722	722		–1	721
Items that may be reclassified to profit or loss
Revaluation of other investments in shares and participations
Group	—	—	457	457		—	457
Changes in cumulative translation adjustments
Group	—	—	–618	–618	1)	14	–604
Joint ventures and associated companies	—	—	141	141		—	141

Total other comprehensive income, net of tax	—	—	–1,331	–1,331		20	–1,311

Total comprehensive income	—	—	12,218	12,218		144	12,362
Transactions with owners
Sale/repurchase of own shares	—	—	169	169		—	169
Stock purchase plans
Group	—	—	865	865		—	865
Dividends paid	—	—	–11,033	–11,033	2)	–304	–11,337
Transactions with non-controlling interest	—	—	—	—		–2	–2

December 31, 2015	16,526	24,731	105,268	146,525		841	147,366

1)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 1,592 million (SEK 4,794 million in 2014 and –204 million in 2013), and realized gain/losses net from sold/liquidated companies, SEK –3 million (SEK 3 million in 2014 and SEK –20 million in 2013.
2)	Dividends paid per share amounted to SEK 3.40 (SEK 3.00 in 2014 and SEK 2.75 in 2013).

Ericsson Annual Report on Form 20-F 2015

Equity and Other comprehensive income 2014

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest	Total equity
January 1, 2014	16,526	24,731	98,947	140,204	1,419	141,623
Net income
Group	—	—	11,624	11,624	–425	11,199
Joint ventures and associated companies	—	—	–56	–56	—	–56

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–10,014	–10,014	–3	–10,017
Tax on items that will not be reclassified to profit or loss	—	—	2,218	2,218	—	2,218
Items that may be reclassified to profit or loss
Revaluation of other investments in shares and participations
Group	—	—	47	47	—	47
Changes in cumulative translation adjustments
Group	—	—	8,578	8,578	156	8,734
Joint ventures and associated companies	—	—	579	579	—	579
Tax on items that may be reclassified to profit or loss	—	—	5	5	—	5

Total other comprehensive income, net of tax	—	—	1,413	1,413	153	1,566

Total comprehensive income	—	—	12,981	12,981	–272	12,709
Transactions with owners
Sale/repurchase of own shares	—	—	106	106	—	106
Stock purchase plans
Group	—	—	717	717	—	717
Dividends paid	—	—	–9,702	–9,702	–144	–9,846

December 31, 2014	16,526	24,731	103,049	144,306	1,003	145,309

Ericsson Annual Report on Form 20-F 2015

Equity and Other comprehensive income 2013

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest	Total equity
January 1, 2013	16,526	24,731	95,626	136,883	1,600	138,483
Net income
Group	—	—	12,135	12,135	169	12,304
Joint ventures and associated companies	—	—	–130	–130	—	–130

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	3,214	3,214	—	3,214
Tax on items that will not be reclassified to profit or loss	—	—	–1,235	–1,235	—	–1,235
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the year
Group	—	—	251	251	—	251
Reclassification adjustments for gains/losses included in profit or loss	—	—	–1,072	–1,072	—	–1,072
Revaluation of other investments in shares and participations
Group	—	—	71	71	—	71
Changes in cumulative translation adjustments
Group	—	—	–1,687	–1,687	—	–1,687
Joint ventures and associated companies	—	—	–14	–14	—	–14
Tax on items that may be reclassified to profit or loss	—	—	179	179	—	179

Total other comprehensive income, net of tax	—	—	–293	–293	—	–293

Total comprehensive income	—	—	11,712	11,712	169	11,881
Transactions with owners
Sale/repurchase of own shares	—	—	90	90	—	90
Stock purchase plans
Group	—	—	388	388	—	388
Dividends paid	—	—	–8,863	–8,863	–290	–9,153
Transactions with non-controlling interest	—	—	–6	–6	–60	–66

December 31, 2013	16,526	24,731	98,947	140,204	1,419	141,623

Ericsson Annual Report on Form 20-F 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    Significant accounting policies

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2015 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2015, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2015). There is no difference between IFRS effective as per December 31, 2015, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

The financial statements were approved by the Board of Directors on February 26, 2016. The balance sheets and income statements are subject to approval by the Annual General Meeting of shareholders.

There have not been any significant amendments of IFRS concerning the Company during 2015.

The Company has during 2015 amended the discount rate applied for pension liability calculation in Sweden. The Company has in periods up to the second quarter of 2015 estimated the discount rate for the Swedish pension liability based on the interest rates for Swedish covered bonds. Due to the development since then of the deepness of the Swedish covered bond market and the volatility in interest rates, the Company has decided to apply Swedish government bonds rate for this discounting. The discount rate used is 2.1% as of December 31, 2015 compared to 2.75% as of December 31, 2014 .

For information on “New standards and interpretations not yet adopted,” refer to the end of this Note.

Basis of presentation

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale and plan assets related to defined benefit pension plans. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years while for the consolidated balance sheet financial information with related notes is presented with only one comparison year.

Basis of consolidation and composition of the group

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.

Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company is composed of a parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.

Business combinations

        At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.

In case there is a put option for non-controlling interest in a subsidiary a corresponding financial liability is recognized.

Non-controlling interest

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.

At acquisition, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Joint ventures and associated companies

Both joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in an associate or joint venture is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company or joint venture is nil, the Company shall not, as prescribed by IFRS, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

JVs are classified as ownership interests under which the Company has joint control of another company.

Investments in associated companies, i.e., when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company, but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at at least 20% but not more than 50%.

Ericsson Annual Report on Form 20-F 2015

The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in Operating Income. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to joint ventures and associated companies is reported under the line item “Taxes,” in the income statement.

Unrealized gains on transactions between the Company and its associated companies and joint ventures are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Shares in earnings of joint ventures and associated companies included in consolidated equity which are undistributed are reported in Retained earnings in the balance sheet.

Impairment testing as well as recognition or reversal of impairment of investments in each joint venture is performed in the same manner as for intangible assets other than goodwill. The entire carrying value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in Other comprehensive income are reclassified to profit or loss where appropriate.

In Note C2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Foreign currency remeasurement and translation

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless deferred in Other comprehensive income under the hedge accounting practices as described below.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in OCI.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	Period income and expenses for each income statement are translated at period average exchange rates.

•	All resulting net exchange differences are recognized as a separate component of OCI.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The Company is continuously monitoring the economies with high inflation, the risk of hyperinflation and potential impact on the Company. There is no significant impact due to any currency translation of a hyper-inflationary economy.

Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of, respectively.

Cash and cash equivalents consist of cash, bank, and short-term investments that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.

Revenue recognition

Background

The Company offers a comprehensive portfolio of telecommunication and data communication systems, professional services, and support solutions. Products, both hardware and software as well as services, are in general standardized. The impact of this is that any acceptance terms are normally only formal requirements. In Note C3, “Segment information,” the Company’s products and services are disclosed in more detail as per operating segment.

The Company’s products and services are generally sold under delivery-type or multi-year recurring services contracts. The delivery type contracts often contain content from more than one segment.

Accounting treatment

Sales are based on fair values of consideration received and recorded net of value added taxes, goods returned and estimated trade discounts. Revenue is recognized when risks and rewards have been transferred to the customer, with reference to all significant contractual terms, when:

•	The product or service has been delivered

•	The revenue amount is fixed or determinable

•	The customer has received and activation has been made of separately sold software

•	Collection is reasonably assured

Estimations of contractual performance criteria impact the timing and amounts of revenue recognized and may therefore defer revenue recognition until the performance criteria are met. The profitability of contracts is periodically assessed, and provisions for any estimated losses are made immediately when losses are probable.

Allocation and/or timing criteria specific to each type of contract are:

•

Delivery-type contracts – These contracts relate to delivery, installation, integration of products and provision of related services, normally under multiple elements contracts. Under multiple elements contracts, accounting is based on that the revenue recognition criteria are applied to the separately identifiable components of the contract. Revenue, including the impact of any discount or rebate, is allocated to each element based on relative fair values. Networks, Global Services and Support Solutions have contracts that relate to this type of arrangement.

•

Contracts for services – These relate to multi-year service contracts such as support- and managed service contracts and other types of recurring services. Revenue is recognized when the services have been provided, generally pro rata over the contract period. Global-Services has contracts that relate to this type of arrangement.

•

Contracts generating license fees from third parties for the use of the Company’s intellectual property rights – License fees are measured based on the substance of the contract. Examples are a percentage of sales or currency amount per unit and recognized over the license period or at a single point of time when no obligations remain. The amount of consideration shall also be reasonably certain. Networks and Support Solutions have contracts that relate to this type of arrangement.

Ericsson Annual Report on Form 20-F 2015

For sales between consolidated companies, associated companies, joint ventures and segments, the Company applies arm’s length pricing.

In Note C2, “Critical accounting estimates and judgments,” a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Earnings per share

Basic earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury stock) during the year.

Diluted earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.

Rights to matching shares are considered dilutive when the actual fulfillment of any performance conditions as of the reporting date would give a right to ordinary shares.

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial assets are recognized on the settlement date.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) are made by using the Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling or repurchasing in the near term.

Derivatives are classified as held for trading, unless they are designated as hedges. Assets in this category are classified as current assets.

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives) are presented in the income statement within Financial income in the period in which they arise. Derivatives are presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction.

Loans and receivables

Receivables, including those that relate to customer financing, are subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customers as well as amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

Collectability of the receivables is assessed for purposes of initial revenue recognition.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in OCI. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in OCI. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments previously recognized in OCI are included in the income statement.

Impairment

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as evidence that the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

An assessment of impairment of receivables is performed when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within selling expenses. When a trade receivable is finally established as uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to selling expenses in the income statement.

Financial liabilities

Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.

Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Ericsson Annual Report on Form 20-F 2015

Hedge accounting

When applying hedge accounting, derivatives are initially recognized at fair value at trade date and subsequently re-measured at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and, if so, the nature of the item being hedged. The Company designates certain derivatives as either:

a)	Fair value hedges: a hedge of the fair value of recognized liabilities;

b)	Net investment hedges: a hedge of a net investment in a foreign operation.

At the inception of the hedge, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note C20, “Financial risk management and financial instruments.” Movements in the hedging reserve in OCI are shown in Note C16, “Equity and other comprehensive income.”

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.

Fair value hedges

The purpose of fair value hedges is to hedge the variability in the fair value of fixed-rate debt (issued bonds) from changes in the relevant benchmark yield curve for its entire term by converting fixed interest payments to a floating rate (e.g., STIBOR or LIBOR) by using interest rate swaps (IRS). The credit risk/spread is not hedged. The fixed leg of the IRS is matched against the cash flows of the hedged bond. Hereby, the fixed-rate bond/debt is converted into a floating-rate debt in accordance with the policy.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, when hedge accounting is applied. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement within Financial expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the remaining period to maturity.

Net investment hedges

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in the cumulative translation adjustment (CTA). A gain or loss relating to an ineffective portion is recognized immediately in the income statement within Financial income or expense. Gains and losses deferred in CTA are included in the income statement when the foreign operation is partially disposed of or sold.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The amount determined as the best estimate of the net expenditure required to settle the obligation according to the guarantee contract.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

•	The best estimate of the net expenditure comprising future fees and cash flows from subrogation rights.

Inventories

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

        A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are recognized as CWIP. When revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Intangible assets

Intangible assets other than goodwill

Intangible assets other than goodwill comprise intangible assets acquired through business combinations, such as patents, customer relations, trademarks and software, as well as capitalized development expenses and separately acquired intangible assets, mainly consisting of software. At initial recognition, acquired intangible assets related to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, these intangible assets are stated at initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and technology; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.

Costs incurred for development of products to be sold, leased or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The after tax discount rate applied by the Company is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS.

Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amounts and if the recoverable amount is higher than the carrying value. An impairment loss is reversed only to the extent that the asset’s carrying amount after reversal does not exceed the carrying amount, net of amortization, which would have been reported if no impairment loss had been recognized.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination. The Company’s three operating segments have been identified as CGUs. Goodwill is assigned to all of them: Networks, Global Services and Support Solutions.

Ericsson Annual Report on Form 20-F 2015

An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. Impairment testing as well as recognition of impairment of goodwill is performed in the same manner as for intangible assets other than goodwill: see description under “Intangible assets other than goodwill” above. An impairment loss in respect of goodwill is not reversed.

Additional disclosure is required in relation to goodwill impairment testing: see Note C2, “Critical accounting estimates and judgments” below and Note C10, “Intangible assets.”

Property, plant and equipment

Property, plant and equipment consist of real estate, machinery, servers and other technical assets, other equipment, tools and installation and construction in process and advance payment. They are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to income, on a straight-line basis, over the estimated useful life of each component of an item of property, plant and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.

Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill: see description under “Intangible assets other than goodwill” above.

Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.

Leasing

Leasing when the Company is the lessee

Leases on terms in which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that type of asset, although the depreciation period must not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized on the balance sheet. Costs under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles.

Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

Income taxes

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

        Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry-forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry-forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Provisions and contingent liabilities

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the effect of the time value of money is material, discounting is made of estimated outflows. However, the actual outflows as a result of the obligations may differ from such estimates.

The provisions are mainly related to warranty commitments restructuring, customer projects and other obligations, such as unresolved income tax and value added tax issues, claims or obligations as a result of patent infringement and other litigations, supplier claims and customer finance guarantees.

Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.

A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected. Provision for restructuring is recorded when the Company can reliably estimate the liabilities relating to the obligation. Project-related provisions include estimated losses on onerous contracts, contractual penalties and undertakings. For losses on customer contracts, a provision equal to the total estimated loss is recorded when a loss from a contract is anticipated and possible to estimate reliably. These contract loss estimates include any probable penalties to a customer under a loss contract.

Other provisions include provisions for unresolved tax issues, litigations, supplier claims, customer finance and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and through the Company’s own monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters,

Ericsson Annual Report on Form 20-F 2015

as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen and the amount can be reasonably estimated based on a detailed analysis of each individual issue.

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information, see Note C24, “Contingent liabilities.” In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Post-employment benefits

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service.

Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, remeasurement of plan assets and changes in the discount rate. Actuarial gains and losses are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. All past service costs are recognized immediately. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.

Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to key sources of estimation uncertainty.

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to all employees, including key management personnel and the Board of Directors.

Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans.

This value is based on the fair value of, for example, free shares at grant date, measured as stock price as per each investment date. The value at grant date is charged to the income statement as any other remuneration over the service period. For example, value at grant date is 90. Given the normal service period of three years within Ericsson, 30 would be charged per year during the service period.

The amount charged to the income statement is reversed in equity each time of the income statement charge.

The reason for this IFRS accounting principle is that compensation cost is a cost with no direct cash flow impact. The purpose of share-based accounting according to IFRS (IFRS 2) is to present the impact of share-based programs, being part of the total remuneration, in the income statement.

Compensation to employees

Stock purchase plans

For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the employee’s investment date. The fair value is based upon the share price at investment date, adjusted for the fact that no dividends will be received on matching shares prior to matching and other features that are non-vesting conditions. The employee pays a price equal to the share price at investment date for the investment shares. The investment date is considered as the grant date. In the balance sheet, the corresponding amounts are accounted for as equity. Vesting conditions are non-market-based and affect the number of shares that Ericsson will match. Other features of a share-based payment are non-vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services. Non-vesting conditions would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. When calculating the compensation costs for shares under performance-based matching programs, the Company at each reporting date assesses the probability that the performance targets will be met. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated amounts for such social security charges are expensed and accrued.

Compensation to the Board of Directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors. The program gives non-employee Directors elected by the General Meeting of Shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in Note C28, “Information regarding members of the Board of Directors, the Group management and employees.” The cost for cash settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the Chief Executive Officer is defined as the CODM function in the Company.

The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note. The arm’s length principle is applied in transactions between the segments.

The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.

New standards and interpretations not yet adopted

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2015 and have not been applied in preparing these consolidated financial statements.

Below is a list of applicable standards/interpretations that have been issued and are effective for periods as described per standard.

IFRS 9, “Financial instruments.” The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the

Ericsson Annual Report on Form 20-F 2015

mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. IFRS9 also amends the principles for hedge accounting. This standard is effective as from January 1, 2018. The EU has not yet endorsed IFRS 9, ‘Financial instruments.’ The Company has not yet finalized the evaluation of any impact on financial result or position.

IFRS 15, “Revenue from Contracts with Customers,” Revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective as from January 1, 2018. The IASB has issued an exposure draft, ED/2015/6 Clarifications to IFRS 15 and an amendment to IFRS 15 is therefore expected during 2016. The EU has not yet endorsed IFRS 15, “Revenue from Contracts with Customers.” The Company has not yet finalized the evaluation of any impact on financial result or position. During 2015 the Company has identified specific areas of focus within the business that may be affected by the new requirements under IFRS 15 and is presently working to assess their impact on the financial statements, including the financial periods that will be affected by the transitional reporting. Preparations for implementation of amendments to systems and processes have also started.

IFRS 16 “Leases”. In January 2016, IASB issued a new lease standard that will replace IAS 17 Leases and the related interpretations IFRIC 4, SIC-15 and SIC-27. The standard requires assets and liabilities arising from all leases, with some exceptions, to be recognized on the balance sheet. This model reflects that, at the start of a lease, the lessee obtains the right to use an asset for a period of time and has an obligation to pay for that right. The accounting for lessors will be based on the same classification as under IAS17, operating or finance leasing. The definition of a lease is amended. The standard is effective for annual periods beginning on or after 1 January 2019. Early adoption is permitted. EU has not yet adopted the standard. The Company has not yet assessed the impact of IFRS 16.

C2     Critical accounting estimates and judgments

The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

The information in this note is grouped as per:

•	Key sources of estimation uncertainty

•	Judgments management has made in the process of applying the Company’s accounting policies.

Revenue recognition

Key sources of estimation uncertainty

Examples of estimates of total contract revenue and cost that are necessary are the assessing of customer possibility to reach conditional purchase volumes triggering contractual discounts to be given to the customer, the impact on the Company revenue in relation to performance criteria and whether any loss provisions shall be made.

Judgments made in relation to accounting policies applied

Parts of the Company’s sales are generated from large and complex customer contracts. Managerial judgment is applied regarding, among other aspects, conformance with acceptance criteria and if transfer of risks and rewards to the buyer have taken place to determine if revenue and costs should be recognized in the current period, degree of completion and the customer credit standing to assess whether payment is likely or not to justify revenue recognition.

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2015, were SEK 1.5 (1.5) billion or 2.0% (1.8%) of gross trade and customer finance receivables.

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2015, amounted to SEK 2.6 (2.3) billion or 8% (8%) of gross inventory.

Deferred taxes

Key sources of estimation uncertainty

Deferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards. Deferred tax is recognized net of valuation allowances. The valuation of temporary differences and tax loss carry-forwards, is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date). For further detailed information, please refer to Note C8, “Taxes.”

At December 31, 2015, the value of deferred tax assets amounted to SEK 13.2 (12.8) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

Accounting for income tax, value added tax, and other taxes

Key sources of estimation uncertainty

Accounting for these items is based upon evaluation of income-, value added- and other tax rules in all jurisdictions where the Company performs activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, except in the case of goodwill for which impairment testing is performed at least once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges.

For further discussion on goodwill, see Note C1, “Significant accounting policies” and Note C10, “Intangible assets.” Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill.

At December 31, 2015, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 50.4 (50.9) billion, including goodwill of SEK 41.1 (38.3) billion.

Ericsson Annual Report on Form 20-F 2015

Judgments made in relation to accounting policies applied

At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price shall be assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill.

This allocation requires management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

Provisions

Key sources of estimation uncertainty

Provisions mainly comprise amounts related to warranty, restructuring, contractual obligations and penalties to customers and estimated losses on customer contracts, risks associated with patent and other litigations, supplier or subcontractor claims and/or disputes, as well as provisions for unresolved income tax and value added tax issues. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2015, provisions amounted to SEK 3.8 (4.4) billion. For further detailed information, see Note C18, “Provisions.”

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Contingent liabilities

Key sources of estimation uncertainty

As disclosed under ‘Provisions’ there are uncertainties in the estimated amounts. The same type of uncertainty exists for contingent liabilities.

Judgments made in relation to accounting policies applied

As disclosed under Note C1, “Significant accounting policies” a potential obligation that is not likely to result in an economic outflow is classified as a contingent liability, with no impact on the Company’s financial statements. However, should an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. As disclosed in note C1, “Significant accounting policies,” the Company has in Sweden in periods up to the second quarter of 2015 estimated the discount rate for the Swedish pension liability based on the interest rates for Swedish covered bonds. Due to the development since then of the deepness of the Swedish covered bond market and the volatility in interest rates, the Company has decided to apply Swedish government bonds rate for this discounting for the fiscal year 2015. The rate applied is 2.1% (2.75%). At December 31, 2015, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 78.1 (73.8) billion and fair value of plan assets to SEK 58.2 (56.9) billion. For more information on estimates and assumptions, see Note C17, “Post-employment benefits.”

Foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk impacts the financial results of the Company: see further disclosure in Note C20, “Financial risk management and financial instruments,” under Foreign exchange risk.

C3    Segment information

Operating segments

When determining Ericsson’s operating segments, consideration has been given to which markets and what type of customers the products and services aim to attract, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, four operating segments are reported:

•	Networks

•	Global Services

•	Support Solutions

•	Modems (closed during second half of 2015)

Networks delivers products and solutions for mobile access, IP and transmission networks, core networks and cloud. The offering includes:

•	Radio access solutions that interconnect with devices such as mobile phones, tablets and PCs. The RBS 6000 supports all major standardized mobile technologies

•

IP routing and transport solutions based on the smart services routers, (the SSR 8000 family of products), Ericsson’s evolved IP network as well as backhaul including microwave (MINI-LINK) and optical transmission solutions for mobile and fixed networks

•	Core networks are based on the Ericsson Blade Server platform and include solutions such as the IMS

•	A cloud platform that can handle all types of workloads for all clouds; telecom cloud, IT cloud and commercial cloud.

Global Services delivers managed services, product-related services, consulting and systems integration services as well as broadcast and media services. The offering includes:

•

Managed Services: Services for designing, building, operating and managing the day-to-day operations of the customer’s network or solution; maintenance; network sharing solutions; plus shared solutions such as hosting of platforms and applications. Ericsson also offers managed services of IT environments.

•	Product-related services: Services to expand, upgrade, restructure or migrate networks; network-rollout services; customer support; network design and optimization services.

•	Consulting and Systems Integration: Technology and operational consulting; integration of multi-vendor equipment; design and integration of new solutions and transforming programs.

•	Broadcast Services: Services include responsibility for technical platforms and operational services related to TV content management, playout and service provisioning.

•	Industry and Society; All above types of services for industry-specific solutions, primarily in the areas of utilities, transport & public safety.

Ericsson Annual Report on Form 20-F 2015

Support Solutions provides software suites for operators. The offering includes:

•	Operations Support Systems: plan, build and optimize, service fulfillment and service assurance.

•	Business Support Systems: revenue management (prepaid, post-paid, convergent charging and billing), mediation and customer care solutions.

•

TV & Media solutions: a suite of open, standards-based solutions and products for the creation, management and delivery of TV on any device over any network, including a TV platform for content creation, content management, on-demand video delivery, advanced video compression and video-optimized delivery network infrastructure.

•	M-Commerce solutions for money transfer: payment transactions and services between mobile subscribers and operators or other service providers.

Modems performed design, development and sales of the LTE multimode thin modems solutions, including 2G, 3G and 4G interoperability. Modems was consolidated into Ericsson in late 2013. Since the integration, the addressable market for thin modems has been reduced. In addition, there is strong competition, price erosion and an accelerating pace of technology innovation. As a consequence, Ericsson announced, on September 18, 2014, the discontinuation of further development of modems. Modems have had no impact on Group profit and loss from the second half of 2015.

Unallocated

Some revenues, costs, assets and liabilities are not identified as part of any operating segment and are therefore not allocated. Examples of such items are costs for corporate staff, IT costs and general marketing costs.

Regions

The Regions are the Company’s primary sales channel. The Company operates worldwide and reports its operations divided into ten geographical regions and one region Other:

•	North America

•	Latin America

•	Northern Europe & Central Asia

•	Western and Central Europe

•	Mediterranean

•	Middle East

•	Sub-Saharan Africa

•	India

•	North East Asia

•	South East Asia & Oceania

•	Other.

Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10% of the Company’s total revenues for the years 2015, 2014 or 2013.

Ericsson derives most of its sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 500, mainly consisting of network operators, the 10 largest customers accounted for 46% (47%) of net sales. The largest customer accounted for approximately 7% (8%) of sales in 2015.

For more information, see Risk Factors, “Market, Technology and Business Risks.”

Marketing channels

Marketing in a business-to-business environment is expanding, from being primarily conducted through personal meetings, to on-line forums, expert blogs and social media. Ericsson performs marketing through:

•	Customer engagement with a consultative approach

•	Selective focus on events and experience centers for customer experience and interaction

•	Continuous dialogue with customers and target audiences through social and other digital media (including virtual events)

•	Activation of the open social and digital media landscape to strengthen message reach and impact

•	Execution of solutions-driven programs, aligned globally and regionally.

Ericsson Annual Report on Form 20-F 2015

Operating segments 2015

	Networks	Global Services	Support Solutions	Modems1)	Total Segments	Unallocated	Group
Segment sales	123,720	108,018	15,049	133	246,920	—	246,920

Net sales	123,720	108,018	15,049	133	246,920	—	246,920
Operating income	12,943	8,215	1,504	7	22,669	–864	21,805
Operating margin (%)	10%	8%	10%	—	9%	—	9%
Financial income							525
Financial expenses							–2,458

Income after financial items							19,872
Taxes							–6,199

Net income							13,673

Other segment items
Share in earnings of JV and associated companies	–95	43	–33	—	–85	47	–38
Amortization	–3,327	–1,029	–1,118	—	–5,474	–44	–5,518
Depreciation	–3,197	–1,212	–188	–108	–4,705	—	–4,705
Impairment losses	–20	—	—	—	–20	—	–20
Reversals of impairment losses	11	4	1	—	16	—	16
Restructuring expenses	–2,839	–1,681	–480	–15	–5,015	–25	–5,040
Gains/losses from divestments	—	1	—	—	1	–50	–49

1)	Modems was closed during second half of 2015.

Operating segments 2014

	Networks	Global Services	Support Solutions	Modems	Total Segments	Unallocated	Group
Segment sales	117,487	97,659	12,655	182	227,983	0	227,983

Net sales	117,487	97,659	12,655	182	227,983	0	227,983
Operating income	13,544	6,067	–31	–2,025	17,555	–748	16,807
Operating margin (%)	12%	6%	0%	—	8%	—	7%
Financial income							1,277
Financial expenses							–2,273

Income after financial items							15,811
Taxes							–4,668

Net income							11,143

Other segment items
Share in earnings of JV and associated companies	33	32	–52	—	13	–69	–56
Amortization	–3,497	–1,036	–902	–168	–5,603	5	–5,598
Depreciation	–3,225	–820	–124	–160	–4,329	—	–4,329
Impairment losses	–34	–1	–2	—	–37	—	–37
Reversals of impairment losses	14	4	—	1	19	—	19
Restructuring expenses	–443	–835	–146	–32	–1,456	—	–1,456
Gains/losses from divestments	—	—	—	—	—	–36	–36

Ericsson Annual Report on Form 20-F 2015

Operating segments 2013

	Networks	Global Services	Support Solutions	Modems	Total Segments	Unallocated	Group
Segment sales	117,699	97,443	12,234	—	227,376	—	227,376

Net sales	117,699	97,443	12,234	—	227,376	—	227,376
Operating income	11,318	6,185	1,455	–543	18,415	–570	17,845
Operating margin (%)	10%	6%	12%	—	8%	—	8%
Financial income							1,346
Financial expenses							–2,093

Income after financial items							17,098
Taxes							–4,924

Net income							12,174

Other segment items
Share in earnings of joint ventures and associated companies	–155	60	–58	—	–153	23	–130
Amortization	–4,237	–925	–722	–44	–5,928	—	–5,928
Depreciation	–3,243	–788	–135	–61	–4,227	—	–4,227
Impairment losses	–5	–2	—	—	–7	—	–7
Reversals of impairment losses	19	5	1	—	25	—	25
Restructuring expenses	–2,182	–1,997	–186	—	–4,365	–88	–4,453
Gains/losses from divestments	–621	–166	–105	—	–892	51	–841

Regions

	Net sales			Non-current assets5)
	2015	2014	2013	2015	2014	2013
North America3)	58,261	54,509	59,339	14,870	16,148	13,290
Latin America	21,357	22,570	21,982	1,321	1,749	1,742
Northern Europe & Central Asia1)2)	10,649	12,373	11,618	48,910	43,868	38,522
Western & Central Europe2)	19,732	19,706	18,485	3,886	4,227	3,539
Mediterranean2)	23,310	23,003	24,156	1,208	1,389	1,089
Middle East	22,849	21,277	17,438	99	100	46
Sub-Saharan Africa	10,349	8,749	10,049	40	54	32
India	13,381	7,702	6,138	390	471	439
North East Asia4)	28,237	27,572	27,398	2,005	2,217	2,667
South East Asia & Oceania	19,235	15,858	15,787	278	345	342
Other1)2)3)4)	19,560	14,664	14,986	—	—	—

Total	246,920	227,983	227,376	73,007	70,568	61,708
1) Of which in Sweden6)	3,796	4,144	4,427	48,467	43,298	38,049
2) Of which in EU6)	45,585	45,101	43,544	53,759	48,881	42,239
3) Of which in the United States6)	64,299	55,722	59,085	12,325	13,116	11,173
4) Of which in China6)	18,977	14,335	11,799	1,547	1,370	1,344

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
6)	Including IPR revenue reported under Other above.

For employee information, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Ericsson Annual Report on Form 20-F 2015

C4    Net sales

Net sales

	2015	2014	2013
Sales of products and network rollout services	150,775	147,235	150,429
Professional Services sales	81,749	70,831	66,395
License revenues	14,396	9,917	10,552

Net sales	246,920	227,983	227,376
Export sales from Sweden	117,486	113,734	108,944

C5    Expenses by nature

Expenses by nature

	2015	2014		2013
Goods and services	137,458	132,185	1)	129,453
Employee remuneration	80,054	70,166	1)	65,064
Amortization and depreciation	10,223	9,927		10,155
Impairments and obsolescence allowances, net of reversals	1,438	1,138		537
Financial expenses	2,458	2,273		2,093
Taxes	6,199	4,668		4,924

Expenses incurred	237,830	220,357		212,226
Inventory increase/decrease (–/+)2)	–394	–2,929		5,220
Additions to capitalized development	–3,548	–1,523		–915

Expenses charged to the income statement	233,888	215,905		216,531

1)	The Employee Remuneration amount in 2014 was overstated by SEK 5.8 billion due to computation error (see Note C28, section Employee wages and salaries). This resulted in a corresponding amount of understatement of line item Goods and services in 2014.
2)	The inventory changes are based on changes of net inventory values.

Total restructuring charges in 2015 were SEK 5.0 (1.5) billion and were mainly related to the continued implementation of the service delivery strategy. Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2015	2014	2013
Cost of sales	2,274	1,029	2,657
R&D expenses	2,021	304	872
Selling and administrative expenses	745	123	924

Total restructuring charges	5,040	1,456	4,453

C6    Other operating income and expenses

Other operating income and expenses

	2015	2014	2013
Gains on sales of intangible assets and PP&E	363	843	172
Losses on sales of intangible assets and PP&E	–158	–935	–307
Gains on sales of investments and operations	1	8	69
Losses on sales of investments and operations	–50	–44	–910

Capital gains/losses, net	156	–128	–976
Other operating revenues/expenses1)	–3	–2,028	1,089

Total other operating income and expenses	153	–2,156	113

1)	Includes revaluation of cash flow hedges of SEK –1.1 billion (SEK –2.8 billion in 2014 and SEK 0.5 billion in 2013) offset mainly by result from trading activities.

C7    Financial income and expenses

Financial income and expenses

	2015		2014		2013
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	385	—	713	—	971	—
Of which on financial assets at fair value through profit or loss	–110	—	297	—	597	—
Contractual interest on financial liabilities	—	–1,428	—	–1,376	—	–1,412
Net gains/losses on:
Instruments at fair value through profit or loss1)	190	–760	624	–651	447	–601
Of which included in fair value hedge relationships	—	152	—	–123	—	–196
Loans and receivables	–53	—	–70	—	–75	—
Liabilities at amortized cost	—	213	—	–32	—	196
Other financial income and expenses	3	–483	10	–214	3	–276

Total	525	–2,458	1,277	–2,273	1,346	–2,093

1)	Excluding net loss from operating assets and liabilities, SEK 165 million (net loss of SEK 143 million in 2014, net gain of SEK 49 million in 2013), reported as Cost of sales.

Ericsson Annual Report on Form 20-F 2015

C8    Taxes

The Company’s tax expense for 2015 was SEK –6,199 (–4,668) million or 31.2% (29.5%) of income after financial items. The tax rate may vary between years depending on business and geographical mix.

Income taxes recognized in the income statement

	2015	2014	2013
Current income taxes for the year	–6,641	–5,714	–3,985
Current income taxes related to prior years	–104	–66	–26
Deferred tax income/expense (+/–)	546	1,112	–913

Tax expense	–6,199	–4,668	–4,924

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 22.0%, on the consolidated income before taxes, is shown in the table below.

Reconciliation of Swedish income tax rate with effective tax rate

	2015	2014	2013
Expected tax expense at Swedish tax rate 22.0%	–4,372	–3,479	–3,762
Effect of foreign tax rates	–1,101	–856	–935
Of which joint ventures and associated companies	—	–2	—
Current income taxes related to prior years	–104	–66	–26
Remeasurement of tax loss carry-forwards	–250	–51	165
Remeasurement of deductible temporary differences	185	–459	86
Tax effect of non-deductible expenses	–1,559	–2,125	–620
Tax effect of non-taxable income	981	2,383	199
Tax effect of changes in tax rates	21	–15	–31

Tax expense	–6,199	–4,668	–4,924
Effective tax rate	31.2%	29.5%	28.8%

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	Deferred tax assets	Deferred tax liabilities	Net balance
2015
Intangible assets and property, plant and equipment	1,056	4,032
Current assets	2,218	568
Post-employment benefits	4,247	776
Provisions	1,813	83
Other	2,799	204
Loss carry-forwards	4,241	—

Deferred tax assets/liabilities	16,374	5,663	10,711
Netting of assets/liabilities	–3,191	–3,191

Deferred tax balances, net	13,183	2,472	10,711

2014
Intangible assets and property, plant and equipment	517	3,645
Current assets	2,720	197
Post-employment benefits	4,024	1,013
Provisions	1,729	63
Other	2,478	228
Loss carry-forwards	3,279	—

Deferred tax assets/liabilities	14,747	5,146	9,601
Netting of assets/liabilities	–1,969	–1,969

Deferred tax balances, net	12,778	3,177	9,601

Changes in deferred taxes, net

	2015	2014
Opening balance, net	9,601	6,453
Recognized in Net income	546	1,112
Recognized in Other comprehensive income	721	2,223
Acquisitions/disposals of subsidiaries	121	–377
Currency translation differences	–278	190

Closing balance, net	10,711	9,601

Tax effects reported directly in Other comprehensive income amount to SEK 721 (2,223) million, of which actuarial gains and losses related to pensions constituted SEK 721 (2,218) million and deferred tax on gains/ losses on hedges on investments in foreign entities SEK 0 (5) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Significant tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden and Germany. Of the total SEK 4,241 (3,279) million recognized deferred tax assets related to tax loss carry-forwards, SEK 3,378 (2,336) million relates to Sweden with indefinite periods of utilization. The assessment is that the Company will be able to generate sufficient income in the coming years to also utilize the remaining part of the recognized amounts.

Ericsson Annual Report on Form 20-F 2015

Tax loss carry-forwards

Deferred tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

As of December 31, 2015, the recognized tax loss carry-forwards amounted to SEK 18,162 (13,503) million. The tax value of these tax loss carry-forwards is reported as an asset.

The final years in which the recognized loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards: year of expiration

Year of expiration	Tax loss carry-forwards	Tax value
2016	102	30
2017	26	8
2018	26	8
2019	29	8
2020	41	11
2021 or later	17,938	4,176

Total	18,162	4,241

In addition to the table above there are loss carry-forwards of SEK 5,300 (4,572) million at a tax value of SEK 1,436 (1,216) million that have not been recognized due to judgments of the possibility they will be used against future taxable profits in the respective jurisdictions. The majority of these loss carry-forwards have an expiration date in excess of five years.

C9    Earnings per share

Earnings per share

	2015	2014	2013
Basic
Net income attributable to stockholders of the Parent Company (SEK million)	13,549	11,568	12,005
Average number of shares outstanding, basic (millions)	3,249	3,237	3,226
Earnings per share, basic (SEK)	4.17	3.57	3.72

Diluted
Net income attributable to stockholders of the Parent Company (SEK million)	13,549	11,568	12,005
Average number of shares outstanding, basic (millions)	3,249	3,237	3,226
Dilutive effect for stock purchase plans (millions)	33	33	31
Average number of shares outstanding, diluted (millions)	3,282	3,270	3,257
Earnings per share, diluted (SEK)	4.13	3.54	3.69

C10    Intangible assets

Intangible assets 2015

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	12,204	2,213	1,478	15,895	38,348	23,362	31,005	54,367
Acquisitions/capitalization	3,329	—	219	3,548	—	70	—	70
Balances regarding acquired/divested businesses1)	—	—	—	—	1,165	261	184	445
Sales/disposals	—	—	—	—	—	–28	–55	–83
Reclassification	–226	—	—	–226	—	—	—	—
Translation difference	—	—	—	—	1,592	619	477	1,096

Closing balance	15,307	2,213	1,697	19,217	41,105	24,284	31,611	55,895
Accumulated amortization
Opening balance	–6,616	–2,158	–1,441	–10,215	—	–13,444	–23,058	–36,502
Amortization	–1,379	—	—	–1,379	—	–2,147	–1,992	–4,139
Sales/disposals	—	—	—	—	—	24	52	76
Translation difference	—	—	—	—	—	–409	–274	–683

Closing balance	–7,995	–2,158	–1,441	–11,594	—	–15,976	–25,272	–41,248
Accumulated impairment losses
Opening balance	–2,018	–55	–37	–2,110	–18	—	–5,331	–5,331
Impairment losses	–20	—	—	–20	—	—	—	—

Closing balance	–2,038	–55	–37	–2,130	–18	—	–5,331	–5,331

Net carrying value	5,274	—	219	5,493	41,087	8,308	1,008	9,316

1)	For more information on acquired/divested businesses, see Note C26, “Business combinations.”

Ericsson Annual Report on Form 20-F 2015

Intangible assets 2014

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
		For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
	To be marketed	Acquired costs	Internal costs
Cost
Opening balance	10,681	2,213	1,478	14,372	31,562	19,289	28,777	48,066
Acquisitions/capitalization	1,523	—	—	1,523	—	107	0	107
Balances regarding acquired/divested businesses1)	—	—	—	—	2,014	1,597	943	2,540
Sales/disposals	—	—	—	—	–22	–71	–22	–93
Translation difference	—	—	—	—	4,794	2,440	1,307	3,747

Closing balance	12,204	2,213	1,478	15,895	38,348	23,362	31,005	54,367
Accumulated amortization
Opening balance	–5,349	–2,157	–1,439	–8,945	—	–9,543	–20,377	–29,920
Amortization	–1,267	–1	–2	–1,270	—	–2,502	–1,826	–4,328
Sales/disposals	—	—	—	—	—	73	16	89
Translation difference	—	—	—	—	—	–1,472	–871	–2,343

Closing balance	–6,616	–2,158	–1,441	–10,215	—	–13,444	–23,058	–36,502
Accumulated impairment losses
Opening balance	–1,987	–55	–37	–2,079	–18	—	–5,331	–5,331
Impairment losses	–31	—	—	–31	—	—	—	—

Closing balance	–2,018	–55	–37	–2,110	–18	—	–5,331	–5,331

Net carrying value	3,570	0	0	3,570	38,330	9,918	2,616	12,534

1)	For more information on acquired/divested businesses, see Note C26, “Business combinations.”

Goodwill is allocated to the operating segments Networks, at the sum of SEK 21.2 (20.1) billion, Global Services, at the sum of SEK 6.5 (5.6) billion and Support Solutions, at the sum of SEK 13.4 (12.6) billion.

The recoverable amounts for cash-generating units are established as the present value of expected future cash flows. Estimation of future cash flows includes assumptions mainly for the following key financial parameters:

•	Sales growth

•	Development of operating income (based on operating margin or cost of goods sold and operating expenses relative to sales)

•	Development of working capital and capital expenditure requirements.

The assumptions regarding industry-specific market drivers and market growth are approved by Group management and each operating segment’s management. These assumptions are based on industry sources as input to the projections made within the Company for the development 2015–2020 for key industry parameters:

•

The number of global mobile subscriptions is estimated to grow from around 7.5 billion by the end of 2015 to around 9.2 billion by the end of 2020. Of these, around 7.7 billion will be mobile broadband subscriptions, taking mobile PC, tablets, routers and handsets into account. Out of all phone subscriptions, 6.1 billion will be associated with a smartphone.

•

Fixed broadband subscriptions are estimated to grow from around 750 million by the end of 2015 to around 850 million in 2020. Fixed broadband includes Fiber, Cable and xDSL. The overall number of connected things will grow to around 26 billion devices in 2020, including also M2M and connected consumer electronics.

•

Mobile data traffic volume is estimated to increase by around six times in the period 2015–2020, while fixed internet traffic is estimated to increase around two times over the same timeframe, but from a much larger base. The mobile traffic is driven by smartphone users and video traffic. Smartphone traffic will grow by around six times, and video traffic will grow around eight times in the period of 2015–2020.

The growth in network equipment is mainly driven by a shift in investments from voice to data. The end user requirements for “app-coverage” drive deployment of heterogeneous networks and small cells.

The demand for support solutions is driven by new types of service offerings enabled by IP technology and high-speed broadband. There is strong IPTV subscriber growth, plus rapid growth in digital viewing and on-demand services. Within OSS/BSS growth is driven by the Customers introduction of new services, new business models and price plans.

The deployment and build out of mobile broadband networks and increasing number of mobile broadband subscriptions enables new services for end users and increases traffic. This puts high demand on plan to provision, implementation and systems integration services as well as real-time payment systems. The demand for professional services is also driven by an increasing business and technology complexity. Operators review their business models and look for partners that can help them to transform their business across networks and support systems. This also drives the demand for outsourcing of not only network operations, but also operations of support systems. The need to also reduce operating expenses remains a fundamental market driver for outsourcing.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom, data and media industries.

The impairment testing is based on specific estimates for the first five years and with a reduction of nominal annual growth rate to an average GDP growth of 3% (3%) per year thereafter. The impairment tests for goodwill did not result in any impairment.

An after-tax discount rate of 8.5% (9.0%) has been applied for the discounting of projected after-tax cash flows. The same rate has been applied for all cash-generating units, since there is a high degree of integration between them. In addition, when a reasonably higher discount rate has been applied in the impairment tests it has not resulted in any impairment. The assumptions for 2014 are disclosed in Note C10, “Intangible assets” in the Annual Report of 2014.

The Company’s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. In Note C1, “Significant accounting policies,” and Note C2, “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing.

Ericsson Annual Report on Form 20-F 2015

C11    Property, plant and equipment

Property, plant and equipment 2015

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,378	5,273	27,026	2,190	40,867
Additions	49	163	2,222	5,904	8,338
Balances regarding acquired/divested businesses	13	—	32	—	45
Sales/disposals	–773	–1,006	–2,412	–250	–4,441
Reclassifications	771	166	1,994	–2,931	—
Translation difference	37	–36	–109	–163	–271

Closing balance	6,475	4,560	28,753	4,750	44,538
Accumulated depreciation
Opening balance	–2,980	–4,074	–20,406	—	–27,460
Depreciation	–501	–441	–3,763	—	–4,705
Sales/disposals	151	909	2,403	—	3,463
Reclassifications	–323	–196	519	—	—
Translation difference	19	23	39	—	81

Closing balance	–3,634	–3,779	–21,208	—	–28,621
Accumulated impairment losses
Opening balance	–32	–20	–14	—	–66
Reversals of impairment losses	—	11	5	—	16
Sales/disposals	32	—	2	—	34
Translation difference	—	–1	1	—	—

Closing balance	—	–10	–6	—	–16

Net carrying value	2,841	771	7,539	4,750	15,901

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2015, amounted to SEK 394 (192) million.

Property, plant and equipment 2014

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,120	4,232	24,060	865	35,277
Additions	218	180	2,452	2,472	5,322
Balances regarding acquired/divested businesses	—	308	119	—	427
Sales/disposals	–483	–842	–1,911	–218	–3,454
Reclassifications	–217	935	316	–1,034	—
Translation difference	740	460	1,990	105	3,295

Closing balance	6,378	5,273	27,026	2,190	40,867
Accumulated depreciation
Opening balance	–2,492	–3,182	–17,945	—	–23,619
Depreciation	–461	–539	–3,329	—	–4,329
Sales/disposals	75	720	1,890	—	2,685
Reclassifications	219	–736	517	—	—
Translation difference	–321	–337	–1,539	—	–2,197

Closing balance	–2,980	–4,074	–20,406	—	–27,460
Accumulated impairment losses
Opening balance	–40	–123	–62	—	–225
Impairment losses	—	—	–6	—	–6
Reversals of impairment losses	—	19	—	—	19
Sales/disposals	62	75	20	—	157
Reclassifications	–52	14	38	—	—
Translation difference	–2	–5	–4	—	–11

Closing balance	–32	–20	–14	—	–66

Net carrying value	3,366	1,179	6,606	2,190	13,341

Ericsson Annual Report on Form 20-F 2015

C12    Financial assets, non-current

Equity in joint ventures and associated companies

	2015		2014
Opening balance	2,793		2,568
Share in earnings	–38		–56
Distribution of capital stock	–1,558		—
Contributions to joint ventures and associated companies	—		–2
Reclassification	–36		—
Dividends	–92		–249
Divestments	—		–47
Translation difference	141		579

Closing balance	1,210	1)	2,793	1)

1)	Goodwill, net, amounts to SEK 15 (15) million.

There were no major holdings in joint ventures or associated companies in 2015. Significant holdings from 2014 and 2013 are specified below.

All companies apply IFRS in the reporting to the Company as issued by IASB.

Ericsson’s share of assets, liabilities and income in associated company Rockstar Consortium

	2015	2014	2013
Percentage in ownership interest	21.26%	21.26%	21.26%
Total assets	21	7,348	6,429
Total liabilities	5	196	53

Net assets (100%)	16	7,152	6,376
Company’s share of net assets (21.26%)	3	1,520	1,356
Net sales	—	—	—
Income after financial items	–642	–484	–897

Net income and total comprehensive income (100%)	–642	–484	–897
Company’s share of net income and other comprehensive income (21.26%)	–137	–103	–191

Rockstar Consortium LLC (Rockstar) is a company that was formed in 2011 by Apple, Blackberry, Ericsson, Microsoft, and Sony to purchase approximately 4,000 patent assets out of the original about 6,000 from the Nortel bankruptcy estate. On December 23, 2014, it was agreed between the owners of Rockstar and RPX Corporation (RPXC) that RPX shall purchase the remaining patents of Rockstar. The transaction occured in 2015 and after that the main part of the capital stock has been distributed to the owners. Rockstar Consortium has concluded its operations.

Ericsson’s share of assets, liabilities and income in joint venture ST-Ericsson1)

	2015	2014	2013
Percentage in ownership interest	50%	50%	50%
Non-current assets	—	—	6
Current assets	—	—	1,435
Non-current liabilities	—	—	104
Current liabilities	—	—	1,204

Net assets (100%)	—	—	133
Company’s share of net assets (50%)	—	—	67
Net sales	—	—	3,127
Income after financial items	—	—	–726
Income taxes	—	—	–64

Net income and total comprehensive income (100%)	—	—	–790
Company’s share of net income and other comprehensive income (50%)	—	—	–395	2)
Assets pledged as collateral	—	—	—
Contingent liabilities	—	—	—

1)	The table consists of amounts considered by the Company when applying the equity method in relation to ST-Ericsson.
2)	Reported losses has not been recognized in the result for the Company, due to IFRS principles disclosed in Note C1, “Significant accounting policies.”

The joint venture ST-Ericsson, equally owned by the Company and STMicroelectronics, is winding down. Since December 2012, there are no remaining investments related to ST-Ericsson recognized in the Company’s balance sheet. The result in ST-Ericsson for 2015, 2014 and 2013 has therefore not been recognized due to losses in previous periods, as per IFRS principles disclosed in C1 “Significant accounting policies.”

Ericsson Annual Report on Form 20-F 2015

Financial assets, non-current

	Other investments in shares and participations		Customer finance, non-current		Derivatives, non-current		Other assets, non-current
	2015	2014	2015	2014	2015	2014	2015	2014
Cost
Opening balance	2,115	1,905	2,011	1,484	551	613	5,621	6,387
Additions	234	—	2,324	1,452	—	—	1,882	327
Disposals/repayments/deductions	–240	–1	–2,018	–963	—	—	–1,174	–1,238
Change in value in funded pension plans1)	—	—	—	—	—	—	–740	–38
Revaluation	457	47	—	—	–99	–62	—	—
Reclassification	—	—	–581	—	—	—	—	—
Translation difference	1	164	19	38	—	—	–224	183

Closing balance	2,567	2,115	1,755	2,011	452	551	5,365	5,621
Accumulated impairment losses/allowances
Opening balance	–1,524	–1,400	–79	–190	—	—	–272	–1,316
Impairment losses/allowance	62	—	–4	–79	—	—	74	–5
Disposals/repayments/deductions	217	27	67	190	—	—	–7	1,076
Translation difference	–47	–151	—	—	—	—	22	–27

Closing balance	–1,292	–1,524	–16	–79	—	—	–183	–272

Net carrying value	1,275	591	1,739	1,932	452	551	5,182	5,349

1)	This amount includes asset ceiling. For further information, see Note C17, “Post-employment benefits.”

C13    Inventories

Inventories

	2015	2014
Raw materials, components, consumables and manufacturing work in progress	6,807	6,880
Finished products and goods for resale	8,778	11,117
Contract work in progress	12,851	10,178

Inventories, net	28,436	28,175

The amount of inventories, excluding contract work in progress, recognized as expense and included in Cost of sales was SEK 66,886 (60,291) million.

Contract work in progress includes amounts related to delivery-type contracts and service contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 2,555 (2,326) million.

Movements in obsolescence allowances

	2015	2014	2013
Opening balance	2,326	2,496	3,473
Additions, net	1,480	691	308
Utilization	–1,295	–979	–1,308
Translation difference	44	204	12
Balances regarding acquired/ divested businesses	—	–86	11

Closing balance	2,555	2,326	2,496

C14    Trade receivables and customer finance

Trade receivables and customer finance

	2015	2014
Trade receivables excluding associated companies and joint ventures	72,208	78,727
Allowances for impairment	–1,202	–1,123

Trade receivables, net	71,006	77,604
Trade receivables related to associated companies and joint ventures	63	289

Trade receivables, total	71,069	77,893
Customer finance credits	4,066	4,629
Allowances for impairment	–286	–408

Customer finance credits, net	3,780	4,221
Of which current	2,041	2,289
Credit commitments for customer finance	11,101	12,018

Days sales outstanding (DSO) were 87 (105) in December 2015.

Movements in allowances for impairment

	Trade receivables		Customer finance
	2015	2014	2015	2014
Opening balance	1,123	880	408	305
Additions	184	316	27	121
Utilized	–59	–136	–47	–4
Reversal of excess amounts	–26	–8	–99	–5
Reclassification	–2	–43	—	—
Translation difference	–18	114	–3	–9

Closing balance	1,202	1,123	286	408

Ericsson Annual Report on Form 20-F 2015

Aging analysis as per December 31

	Total	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals:		Of which past due and impaired in the following time intervals:
				less than 90 days	90 days or more	less than 90 days	90 days or more
2015
Trade receivables, excluding associated companies and joint ventures	72,208	64,485	82	3,150	3,371	74	1,046
Allowances for impairment	–1,202	—	–82	—	—	–74	–1,046
Customer finance credits	4,066	2,323	1,419	4	5	16	299
Allowances for impairment	–286	—	–24	—	—	–9	–253

2014
Trade receivables, excluding associated companies and joint ventures	78,727	71,601	35	3,412	2,577	16	1,086
Allowances for impairment	–1,123	—	–21	—	—	–16	–1,086
Customer finance credits	4,629	1,602	1,981	1	677	21	347
Allowances for impairment	–408	—	–120	—	—	–5	–283

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk: see Note C20, “Financial risk management and financial instruments.”

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment and/or delayed payments from customers

•	Ensure efficient credit management within the Company and thereby improve Days sales outstanding and Cash flow

•	Define escalation path and approval process for customer credit limits.

The credit worthiness of all customers is regularly assessed. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system. These are based on the credit risk set on the customer. Credit blocks appear if past due receivables are higher than permitted levels. Release of a credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.

Trade receivables amounted to SEK 72,208 (78,727) million as of December 31, 2015. Provisions for expected losses are regularly assessed and amounted to SEK 1,202 (1,123) million as of December 31, 2015. The Company’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of the Company’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represented 30% (30%) of the total trade receivables in 2015.

Customer finance credit risk

All major commitments to finance customers are made only after approval by the Finance Committee of the Board of Directors, according to the established credit approval process.

        Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction, for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan market for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

Risk provisions related to customer finance risk exposures are only made upon events which occur after the financing arrangement has become effective and which are expected to have a significant adverse impact on the borrower’s ability and/or willingness to service the outstanding debt. These events can be political (normally outside the control of the borrower) or commercial, e.g. a borrower’s deteriorated creditworthiness.

As of December 31, 2015, the Company’s total outstanding exposure related to customer finance was SEK 4,066 (4,631) million. As of December 31, 2015, the Company also had unutilized customer finance commitments of SEK 11,101 (12,018) million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2015, there were a total of 91 (88) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 50% (56%) of the total credit exposure in 2015.

Total outstanding customer finance exposure per region as of December 31

Percent	2015	2014
North America	12	8
Latin America	16	3
Northern Europe & Central Asia	3	2
Western & Central Europe	5	3
Mediterranean	13	15
Middle East	29	30
Sub-Saharan Africa	12	24
India	1	1
North East Asia	—	6
South East Asia and Oceania	9	8

Total	100	100

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net positive impact of SEK 33 million in 2015 compared to a net negative impact of SEK 70 million in 2014. Credit losses amounted to SEK 47 (4) million in 2015.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means

Ericsson Annual Report on Form 20-F 2015

that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. A credit risk cover from a third-party may also be issued by an insurance company. A credit risk transfer under a sub-participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover.

Information about guarantees related to customer finance is included in Note C24, “Contingent liabilities,” and information about leasing is included in Note C27, “Leasing.”

The table below summarizes the Company’s outstanding customer finance as of December 31, 2015 and 2014.

Outstanding customer finance

	2015	2014
Total customer finance	4,066	4,631
Accrued interest	26	173
Less third-party risk coverage	–1,478	–649

Ericsson’s risk exposure	2,614	4,154

Transfers of financial assets

Transfers where the Company has not derecognized the assets in their entirety

As of December 31, 2015, there existed certain customer financing assets that the Company had transferred to third parties where the Company did not derecognize the assets in their entirety. The total carrying amount of the original assets transferred, before the transfer, was SEK 534 (811) million; the amount of the assets that the Company continues to recognize was SEK 27 (168) million; and the carrying amount of the associated liabilities was SEK 0 (0) million.

C15    Other current receivables

Other current receivables

	2015	2014
Prepaid expenses	4,883	4,592
Accrued revenues	1,604	3,166
Advance payments to suppliers	515	746
Derivatives with a positive value1)	950	1,000
Taxes	11,582	9,853
Other	2,175	1,916

Total	21,709	21,273

1)	See also Note C20, “Financial risk management and financial instruments.”

C16    Equity and other comprehensive Income

Capital stock 2015

Capital stock at December 31, 2015, consisted of the following:

Capital stock

Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,043,295,752	15,217

Total	3,305,051,735	16,526

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2015, the total number of treasury shares was 49,367,641 (63,450,558 in 2014 and 73,968,178 in 2013) Class B shares. Ericsson did not repurchase shares in 2015 in relation to the Stock Purchase Plan.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2015	3,305,051,735	16,526
Number of shares Dec 31, 2015	3,305,051,735	16,526

For further information about the number of shares, see the chapter Share Information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2016 a dividend of SEK 3.70 per share (SEK 3.40 in 2015 and SEK 3.00 in 2014).

Additional paid in capital

This relates to payments made by owners and includes share premiums paid.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include:

Remeasurements related to post-employment benefits

Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes.

Revaluation of other investments in shares and participations

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets.

Cash flow hedges

The cash flow hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow-hedging instruments related to hedged transactions that have not yet occurred.

Cumulative translation adjustments

The cumulative translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations and changes regarding revaluation of excess value in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Ericsson Annual Report on Form 20-F 2015

C17    Post-employment benefits

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2015 was characterized by an increase in discount rates in most plans outside Sweden offset by a decrease in Sweden due to change to government bond interest as discount rate. In total discount rate changes resulted in a minor actuarial gain on defined benefit obligations. The development of plan assets was weaker than expected resulting in actuarial losses of SEK 1 billion.

Swedish plans

Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:

•

A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

•	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.

•

A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which are funded to 52% (56%) through Ericsson Pensionsstiftelse (a Swedish Pension Foundation). The Pensionsstiftelse covers the liability up to the value of the defined benefit obligation based on Swedish GAAP calculations. There are no funding requirements for the Swedish plans. The disability- and survivors’ pension part of the ITP-plan is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.

The benefit payments are made by the Company since the liability is growing and the necessary surplus therefore is not yet reached. For the unfunded plans the Company meets the payment obligation when it falls due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensions-stiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.

The plans are exposed to various risks, i.e., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will lead to a higher liability. For the time being, inflation is a low risk factor to the Swedish plans as actual rate of inflation has not reached the ceiling target set by the Central Bank of Sweden.

Multi-employer plans

As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.

Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19R. Alecta’s collective funding ratio was 153% (143%) as of December 31, 2015. The Company’s share of Alecta’s saving premiums is 0.6%; the total share of active members in Alecta are 2.4%. The expected contribution to the plan is SEK 122 million for 2016.

Contingent liabilities / Assets pledged as collateral

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensions-garanti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 2 billion to PRI Pensionsgaranti.

US plans

The Company operates defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.

The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.

The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2015.

Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees (or equivalent) and their composition. Responsibility for governance of the plans – including investment decisions and contribution schedules – lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company.

The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.

Other plans

The Company also sponsors plans in other countries. The main plans are in Brazil, Ireland and the United Kingdom. The plan in Brazil is a pension plan wholly funded with a net surplus of assets. The plans in Ireland and the UK are final salary pension plans and are partly or wholly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.

Ericsson Annual Report on Form 20-F 2015

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	US	Other	Total
2015
Defined benefit obligation (DBO)	37,109	19,873	21,159	78,141
Fair value of plan assets	19,271	20,114	18,793	58,178

Deficit/surplus (+/–)	17,838	–241	2,366	19,963
Plans with net surplus, excluding asset ceiling1)	—	918	1,783	2,701

Provision for post-employment benefits2)	17,838	677	4,149	22,664
2014
Defined benefit obligation (DBO)	32,885	18,281	22,586	73,752
Fair value of plan assets	18,412	19,665	18,785	56,862

Deficit/surplus (+/–)	14,473	–1,384	3,801	16,890
Plans with net surplus, excluding asset ceiling1)	—	2,057	1,438	3,495

Provision for post-employment benefits2)	14,473	673	5,239	20,385

1)	Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current: see Note C12, “Financial assets.” The asset ceiling decreased during the year by SEK 55 million from SEK 585 million in 2014 to SEK 530 million in 2015.
2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

Total pension cost recognized in the Consolidated income statement

The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	US	Other	Total
2015
Pension cost for defined contribution plans	1,136	729	1,375	3,240
Pension cost for defined benefit plans	1,806	81	666	2,553

Total	2,942	810	2,041	5,793
Total pension cost expressed as a percentage of wages and salaries				9.5%
2014
Pension cost for defined contribution plans	953	562	713	2,228
Pension cost for defined benefit plans	1,039	39	651	1,729

Total	1,992	601	1,364	3,957
Total pension cost expressed as a percentage of wages and salaries				6.8%
2013
Pension cost for defined contribution plans	1,088	502	778	2,368
Pension cost for defined benefit plans	1,581	85	392	2,058

Total	2,669	587	1,170	4,426
Total pension cost expressed as a percentage of wages and salaries				9.1%

Ericsson Annual Report on Form 20-F 2015

Change in the net defined benefit obligation

Change in the net defined benefit obligation

	Present value of obligation 20152)	Fair value of plan assets 2015	Total 2015	Present value of obligation 20142)	Fair value of plan assets 2014	Total 2014
Opening balance	73,752	–56,862	16,890	52,919	–46,567	6,352
Included in the income statement:
Current service cost	1,975	—	1,975	1,476	—	1,476
Past service cost and gains and losses on settlements	169	—	169	31	—	31
Interest cost/ income (+/–)	2,446	–2,172	274	2,347	–2,244	103
Taxes and administrative expenses	143	22	165	54	31	85
Other	–10	2	–8	31	3	34

	4,723	–2,148	2,575	3,939	–2,210	1,729
Remeasurements:
Return on plan assets excluding amounts in interest expense/income	—	1,088	1,088	—	–3,643	–3,643
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	1,768	—	1,768	549	—	549
Actuarial gains/losses (–/+) arising from changes in financial assumptions	135	—	135	12,746	—	12,746
Experience-based gains/losses (–/+)	–1,020	—	–1,020	305	—	305

	883	1,088	1,971	13,600	–3,643	9,957
Other changes:
Translation difference	1,167	–1,243	–76	4,949	–5,059	–110
Contributions and payments from:
Employers1)	–764	–579	–1,343	–574	–775	–1,349
Plan participants	57	–38	19	43	–26	17
Payments from plans:
Benefit payments	–1,550	1,570	20	–1,282	1,282	0
Settlements	–127	34	–93	–1,013	1,016	3
Business combinations and divestments3)	—	—	—	1,171	–880	291

Closing balance	78,141	–58,178	19,963	73,752	–56,862	16,890

1)	The expected contribution to the plans is SEK 1,004 million during 2016.
2)	The weighted average duration of DBO is 20.1 years.
3)	Business combinations in 2014 were mainly related to the acquisition of Red Bee Media.

Present value of the defined benefit obligation

	Sweden	US	Other	Total
2015
DBO, closing balance	37,109	19,873	21,159	78,141
Of which partially or fully funded	36,583	19,196	18,590	74,369
Of which unfunded	526	677	2,569	3,772
2014
DBO, closing balance	32,885	18,281	22,586	73,752
Of which partially or fully funded	32,348	17,608	20,005	69,961
Of which unfunded	537	673	2,581	3,791

Ericsson Annual Report on Form 20-F 2015

Asset allocation by asset type and geography

	Sweden	US	Other	Total	Of which unquoted
2015
Cash and cash equivalents	3,001	715	141	3,857	19%
Equity securities	4,588	612	4,428	9,628	12%
Debt securities	6,602	16,884	12,404	35,890	79%
Real estate	2,654	—	155	2,809	100%
Investment funds	2,426	1,354	233	4,013	71%
Assets held by insurance company	—	—	629	629	100%
Other	—	549	803	1,352	48%

Total	19,271	20,114	18,793	58,178
Of which real estate occupied by the Company	—	—	—	—
Of which securities issued by the Company	—	—	—	—

2014
Cash and cash equivalents	2,118	509	483	3,110	24%
Equity securities	4,598	1,003	4,389	9,990	10%
Debt securities	6,815	14,993	11,455	33,263	83%
Real estate	2,383	—	134	2,517	100%
Investment funds	2,498	2,309	557	5,364	67%
Assets held by insurance company	—	—	770	770	100%
Other	—	851	997	1,848	71%

Total	18,412	19,665	18,785	56,862
Of which real estate occupied by the Company	—	—	—	—
Of which securities issued by the Company	—	—	—	—

Actuarial assumptions

Financial and demographic actuarial assumptions1)

	2015	2014
Financial assumptions
Discount rate, weighted average	3.3%	3.4%
Demographic assumptions
Life expectancy after age 65 in years, weighted average	23	22

1)	Weighted average for the Group for disclosure purposes only. Country-specific assumptions were used for each actuarial calculation.

Actuarial assumptions are assessed on a quarterly basis.

See also Notes C1 and C2.

Sweden

As disclosed in note C1 “Significant policies” and C2 “Critical accounting estimates and judgments,” the Company has during 2015 amended the discount rate applied for pension liability calculation in Sweden. The Company has in periods up to the second quarter of 2015 estimated the discount rate for the Swedish pension liability based on the interest rates for Swedish covered bonds. Due to the development since then of the deepness of the Swedish covered bond market and the volatility in interest rates, the Company has decided to apply Swedish government bonds rate for this discounting. The discount rate used is 2.1% as of December 31, 2015 compared to 2.75% as of December 31, 2014. IAS 19 Employee Benefits prescribes that if there is no deep market in high-quality corporate bonds the market yields on government bonds shall be applied for the pension liability calculation. If the discount rate had been based on Swedish covered bonds an interest rate of about 3.75% would have been used and the DBO had then been approximately 12 SEK billion lower. The Company has changed the inflation rate assumption, from 2.00% to 1.75% as from December 31, 2015.

US

The defined benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.

Actuarial gains and losses reported directly in Other comprehensive income

	2015	2014
Cumulative gain/loss (–/+) at beginning of year	15,305	5,219
Recognized gain/loss (–/+) during the year	1,971	9,957
Translation difference	–181	129

Cumulative gain/loss (–/+) at end of year	17,095	15,305

Total remeasurements in Other comprehensive income related to post-employment benefits

	2015	2014
Actuarial gains and losses (+/–)	–1,507	–8,322
The effect of asset ceiling	–55	–60
Swedish special payroll taxes1)	–464	–1,635

Total	–2,026	–10,017

1)	Swedish payroll taxes are included in recognized gain/loss during the year in OCI.

Sensitivity analysis of significant actuarial assumptions

	2015	2014
Impact on DBO, SEK billion
Discount rate +0.5%	–8	–7
Discount rate –0.5%	+7	+8

Ericsson Annual Report on Form 20-F 2015

C18    Provisions

Provisions

	Warranty	Restructuring	Other	Total
2015
Opening balance	824	801	2,802	4,427
Additions	723	3,619	634	4,976
Reversal of excess amounts	–59	–189	–230	–478
Negative effect on Income Statement				4,498
Utilization/Cash out	–984	–2,766	–1,312	–5,062
Reclassifications	1	14	—	15
Translation differences	23	–13	–50	–40

Closing balance	528	1,466	1,844	3,838

2014
Opening balance	909	1,345	3,108	5,362
Additions	1,050	708	968	2,726
Reversal of excess amounts	–319	–195	–424	–938
Negative effect on Income Statement				1,788
Utilization/Cash out	–921	–1,202	–938	–3,061
Reclassifications	2	51	–16	37
Translation differences	103	94	104	301

Closing balance	824	801	2,802	4,427

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favorable than anticipated, which affect the provisions balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2015, new or additional provisions amounting to SEK 5.0 billion were made, and SEK 0.5 billion of provisions were reversed. The actual cash outlays for 2015 were SEK 5.1 billion compared with the estimated SEK 3.2 billion. The total cash out for 2015 was made up of warranty provisions of SEK 1.0 billion, restructuring provisions of SEK 2.8 billion and other provisions of SEK 1.3 billion. The expected total cash outlays in 2016 are approximately SEK 2.4 billion.

Of the total provisions, SEK 176 (202) million is classified as non-current. For more information, see Note C1, “Significant accounting policies” and Note C2, “Critical accounting estimates and judgments.”

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. Provisions amounting to SEK 0.7 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.1 billion were made. The actual cash outlays for 2015 were SEK 1.0 billion, in line with the expected SEK 0.9 billion. The cash outlays of warranty provisions during year 2016 are estimated to total approximately SEK 0.4 billion.

Restructuring provisions

In 2015, SEK 3.6 billion in provisions were made and SEK 0.2 billion were reversed due to a more favorable outcome than expected. A cost and efficiency program was announced in November 2014. The scope of the structural efficiency measures involves service delivery, supply, R&D, SG&A (Selling, General and Administrative expenses) as well as common functions. The cash outlays for restructuring provisions were SEK 2.8 billion for the full-year, compared with the expected SEK 0.6 billion. The cash outlays for 2016 for these provisions are estimated to total approximately SEK 1.2 billion.

Other provisions

Other provisions include provisions for probable contractual penalties, tax issues, litigations, supplier claims, and other. During 2015, new provisions amounting to SEK 0.6 billion were made and SEK 0.2 billion were reversed due to a more favorable outcome. The cash outlays were SEK 1.3 billion in 2015 compared to the estimate of SEK 1.7 billion. For 2016, the cash outlays for other provisions are estimated to total approximately SEK 0.8 billion.

Ericsson Annual Report on Form 20-F 2015

C19 Interest-bearing liabilities

As of December 31, 2015, the Company’s outstanding interest-bearing liabilities stood at SEK 25.1 (24.1) billion.

Interest-bearing liabilities

	2015	2014
Borrowings, current
Current part of non-current borrowings	435	946
Other current borrowings	1,941	1,335

Total current borrowings	2,376	2,281
Borrowings, non-current
Notes and bond loans	14,699	14,346
Other borrowings, non-current	8,045	7,518

Total non-current interest-bearing liabilities	22,744	21,864

Total interest-bearing liabilities	25,120	24,145

To secure long-term funding, the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program or under its U.S. Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps leaving a maximum of 50% of outstanding loans at fixed interest rates. Total weighted average interest rate cost for the long-term funding during the year was 2.58% (3.45%). The outstanding EUR bond is revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

In June 2015, the Company renewed its USD 2 billion multi-currency revolving credit facility and thereby refinanced its credit facility signed in 2013. The new facility has a tenor of five years, with two extension options of one year each, and the facility serves for general corporate purposes.

Notes, bonds, bilateral loans and committed credit

Issued–maturing	Nominal amount	Coupon	Currency	Book value (SEK million)		Maturity date	Unrealized hedge gain/loss (included in book value)
Notes and bond loans
2007–2017	500	5.375%	EUR	4,919	1)	June 27, 2017	–338
2010–20202)	170		USD	1,428		December 23, 2020
2012–2022	1,000	4.125%	USD	8,352	7)	May 15, 2022

Total notes and bond loans				14,699			–338
Bilateral loans
2012–20193)	98		USD	822		September 30, 2019
2012–20214)	98		USD	824		September 30, 2021
2013–20205)	684		USD	5,742	8)	November 6, 2020

Total bilateral loans				7,388

Committed credit
Long-term committed credit facility6)	2,000		USD	0		June 8, 2020

Total committed credit				0

1)	Interest rate swaps are designated as fair value hedges.
2)	Private Placement, Swedish Export Credit Corporation (SEK).
3)	Nordic Investment Bank (NIB), R&D project financing.
4)	Nordic Investment Bank (NIB), R&D project financing.
5)	European Investment Bank (EIB), R&D project financing.
6)	Multi-currency revolving credit facility. Unutilized. Two one-year extension option remains.
7)	Market value SEK 8,793 million.
8)	Market value SEK 5,997 million.

Ericsson Annual Report on Form 20-F 2015

C20    Financial risk management and financial instruments

The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company and approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and continuously monitors the exposure to financial risks.

The Company defines its managed capital as the total Company equity. For the Company, a robust financial position with a strong equity ratio, solid investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets: to grow faster than the market, deliver best-in-class margins and generate a healthy cash flow. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to finance growth, normal capital expenditures and dividends to shareholders by generating cash flows from operating activities.

The Company’s capital objectives are:

•	To maintain an equity ratio above 40%

•	A cash conversion rate above 70%

•	To maintain a positive net cash position

•	To maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

Capital objectives-related information, SEK billion

	2015	2014
Capital	147	145
Equity ratio	52%	50%
Cash conversion	85%	84%
Positive net cash	18.5	27.6

The Company has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

The Company also has a customer finance function with the main objective to find suitable third-party financing solutions for customers and to minimize recourse to the Company. To the extent that customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The customer finance function monitors the exposure from outstanding vendor credits and credit commitments.

The Company classifies financial risks as:

•	Foreign exchange risk

•	Interest rate risk

•	Credit risk

•	Liquidity and refinancing risk

•	Market price risk in own and other equity instruments.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, see Note C1, “Significant accounting policies.”

Foreign exchange risk

The Company is a global company with sales mainly outside Sweden. Sales and incurred costs are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations.

The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements are impacting the comparability between periods.

Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as operating income are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates.

The table below presents the net exposure for the largest currencies impact on sales and also net transaction exposure of these currencies on profitability.

Currency exposure, SEK billion

Exposure currency	Sales translation exposure	Sales transaction exposure	Sales net exposure	Incurred cost transaction exposure1)	Net transaction exposure
USD	57.8	56.1	113.8	–25.4	30.7
EUR	31.6	14.2	45.8	–5.3	8.9
CNY	18.0	–0.3	17.6	–2.4	–2.7
INR	13.2	0.0	13.2	2.5	2.5
GBP	8.3	–1.6	6.6	0.7	–0.9
JPY	5.9	0.0	5.9	3.6	3.6
AUD	5.6	–0.1	5.5	1.8	1.7
BRL	5.5	0.0	5.5	0.8	0.7
SAR	4.0	0.8	4.7	1.8	2.6

1)	Transactions in foreign currency – internal sales, internal purchases, external purchases.

Translation exposure

Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging, but as the income statement is translated using average rate, the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to sales and cost incurred in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the customers, and so tend to be denominated in USD or another foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged with 7% of 12-month forecast monthly. By this way, the Company will have hedged 84% of the next month and 7% of the 12th month of an average forecast of the individual month at any given reporting date. This corresponds to approximately 5-6 months of an average forecast.

Outstanding derivatives contracts that are hedging future sales and costs incurred are revalued against “Other operating income and expense.” The sensitivity in “Other operating income and expense” in relation to this revaluation is dependent on changes in foreign exchange rates, forecasts, seasonality and hedging policy. USD is the Company’s largest exposure and at year-end a change by 0.25 SEK/USD would impact profit and loss with approximately SEK 0.2 billion. Revaluation results of these derivative contracts amounted to SEK1.5 billion in 2015.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e., trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

Ericsson Annual Report on Form 20-F 2015

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 18.5 (27.6) billion at the end of 2015, consisting of cash, cash equivalents and short-term investments of SEK 66.3 (72.2) billion, interest-bearing liabilities of SEK 25.1 (24.1) and post-employment benefits of SEK 22.7 (20.4) billion. The net cash position, excluding post-employment benefits was SEK 41.2 (48.0) billion.

The Company manages the interest rate risk by i) matching fixed and floating interest rates in interest-bearing balance sheet items and ii) avoiding significant fixed interest rate exposure in the Company’s net cash position. The policy is that interest-bearing assets shall have an average interest duration of between 6 and 14 months, taking derivative instruments into consideration. Interest-bearing liabilities do not have a firm target for the duration, nor a firm target for fixed/floating interest rate, as duration and interest mix are decided based on market conditions when the liabilities are issued. Group Treasury has a mandate to deviate from the asset management benchmark given by the Board and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a 1-day horizon.

Interest duration, SEK billion

	< 3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing trading	5.1	–4.8	–0.4	0.0	0.1	0.0
Interest-bearing assets	56.6	–4.3	16.0	2.1	–4.1	66.3
Interest-bearing liabilities	–18.4	–9.6	–8.2	–1.8	–9.8	–47.8

When managing the interest rate exposure, the Company uses derivative instruments, such as interest rate swaps. Derivative instruments used for converting fixed rate debt into floating rate debt are designated as fair value hedges.

Outstanding derivatives

Outstanding derivatives1)

	2015			2014
Fair value	Asset		Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	316		137	221		1,132
Maturity between 3 and 12 months	224		41	90		933

Total	540		178	311		2,065
Interest rate derivatives
Maturity within 3 months	5		—	—		5
Maturity between 3 and 12 months	165		234	72		896
Maturity between 1 and 3 years	545		243	937		656
Maturity between 3 and 5 years	53		176	85		285
Maturity of more than 5 years	94		108	146		211

Total	862	2)	761	1,240	2)	2,053
Of which designated in fair value hedge relations	338		—	669		—

1)	Some of the derivatives hedging non-current liabilities are recognized in the balance sheet as non-current derivatives due to hedge accounting.
2)	Of which SEK 452 (551) million is reported as non-current assets.

Sensitivity analysis

The Company uses the VaR methodology to measure foreign exchange and interest rate risks in portfolios managed by the Treasury. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The average VaR calculated for 2015 was SEK 11.7 (12.2) million for the combined mandates. No VaR-limits were exceeded during 2015.

Financial credit risk

        Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, short-term investments and from derivative positions with positive unrealized results against banks and other counterparties.

The Company mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds with short-term ratings of at least A-2/P-2 or equivalents, and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk.

At December 31, 2015, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 1.4 (1.6) billion.

Liquidity risk

The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, please see Note C31, “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements as well as non-current borrowings.

Cash, cash equivalents and short-term investments

	Remaining time to maturity
SEK billion	< 3 months	3–12 months	1–5 years	>5 years	Total
Banks	29.4	0.4	—	—	29.8
Type of issuer/counterpart
Governments	7.0	1.6	8.5	0.3	17.4
Corporates	3.9	—	—	—	3.9
Mortgage institutes	—	1.0	13.9	0.3	15.2
2015	40.3	3.0	22.4	0.6	66.3
2014	42.1	6.9	22.5	0.7	72.2

The instruments are either classified as held for trading or as assets available-for-sale with maturity less than one year and are therefore short-term investments. Cash, cash equivalents and short-term investments are mainly held in SEK unless offset by EUR-funding.

Ericsson Annual Report on Form 20-F 2015

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs1)

	Amount		Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000		712	4,288
SEC Registered program (USD million)	[2]	)	1,000	—

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

Fair valuation of the Company’s financial instruments

The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation due to the fact that they are based on quoted prices in active markets for identical assets.

Exceptions to this relates to:

•

OTC derivatives with an amount of gross SEK 1.8 (2.9) billion in relation to assets and gross SEK1.3 (5.5) billion in relation to liabilities were valued based on references to other market data as currency or interest rates. These valuations fall under level 2 valuation as defined by IFRS.

•

Ownership in other companies and other financial investments where the Company neither has control nor significant influence. The amount recognized in these cases was SEK 2.1 (0.5) billion. These assets, classified as level 3 assets for valuation purposes, have been valued based on value in use technique.

Financial instruments carried at other than fair value

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. For further information about valuation principles, see Note C1, “Significant accounting policies.”

Financial instruments, such as trade receivables, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value, except for those noted in the table Notes, bonds, bilateral loans and committed credits in Note C19, “Interest-bearing liabilities.” When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

Market price risk in own shares and other listed equity investments

Risk related to the Company’s own share price

The Company is exposed to fluctuations in its own share price through stock purchase plans for employees and synthetic share-based compensations to the Board of Directors.

Stock purchase plans for employees

The obligation to deliver shares under the stock purchase plan is covered by holding Ericsson Class B shares as treasury stock. A change in the share price will result in a change in social security charges, which represents a risk to the income statement. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds, which also cover social security payments.

Synthetic share-based compensations to the Board of Directors

In the case of these plans, the Company is exposed to risks in relation to own share price, both with regards to compensation expenses and social security charges. The obligation to pay compensation amounts under the synthetic share-based compensations to the Board of Directors is covered by a liability in the balance sheet.

For further information about the stock purchase plan and synthetic share-based compensations to the Board of Directors, see note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Offsetting financial assets and liabilities

As required by IFRS, the Company has off set financial instruments under ISDA agreements. The related assets amounted to SEK 1.8 (2.9) billion, prior to offsetting of SEK 0.4 (1.4) billion, with a net amount of SEK 1.4 (1.5) billion recognized in the balance sheet. The related liabilities amounted to SEK 1.3 (5.5) billion, prior to offsetting of SEK 0.4 (1.4) billion, with a net amount of SEK 0.9 (4.1) billion recognized in the balance sheet.

Financial instruments, book value

SEK billion	Customer finance	Trade receivables	Short- term invest- ments	Cash equiva- lents	Borrowings	Trade payables	Other financial assets	Other current receiv- ables	Other current liabilities	2015	2014
Note	C14	C14			C19	C22	C12	C15	C21
Assets at fair value through profit or loss	—	—	26.0	12.8	—	—	1.3	1.0	–0.9	40.2	37.6
Loans and receivables	3.8	71.1	—	5.0	—	—	4.3	—	—	84.2	89.8
Financial liabilities at amortized cost	—	—	—	—	–25.1	–22.4	—	—	—	–47.5	–48.6

Total	3.8	71.1	26.0	17.8	–25.1	–22.4	5.6	1.0	–0.9	76.9	78.8

Ericsson Annual Report on Form 20-F 2015

C21    Other current liabilities

Other current liabilities

	2015	2014
Income tax liabilities	3,924	3,225
Advances from customers	5,038	10,076
Accrued interest	475	212
Accrued expenses	32,629	35,805
Of which employee-related	13,229	13,762
Of which supplier-related	12,119	13,863
Of which other1)	7,281	8,180
Deferred revenues	11,229	11,057
Derivatives with a negative value2)	939	4,118
Other3)	4,429	5,352

Total	58,663	69,845

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial risk management and financial instruments.”
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where the related invoice has not yet been received.

C22     Trade payables

Trade payables

	2015	2014
Payables to associated companies	329	288
Other	22,060	24,185

Total	22,389	24,473

C23    Assets pledged as collateral

Assets pledged as collateral

	2015	2014
Chattel mortgages1)	2,231	2,222
Bank deposits	295	303

Total	2,526	2,525

1)	See also Note C17, “Post-Employment benefits.”

C24    Contingent liabilities

Contingent liabilities

	2015	2014
Contingent liabilities	922	737

Total	922	737

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 23 (25) million. Ericsson has SEK 32 (33) million issued to guarantee the performance of a third-party.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In Note C2, “Critical Accounting Estimates and Judgments.” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third parties amounted to SEK 70 (81) million as of December 31, 2015. The maturity date for the majority of the issued guarantees occurs in 2018 at the latest.

C25    Statement of cash flows

Interest paid in 2015 was SEK 926 million (SEK 1,120 million in 2014 and SEK 1,233 million in 2013) and interest received in 2015 was SEK 550 million (SEK 1,369 million in 2014 and SEK 1,266 million in 2013). Taxes paid, including withholding tax, were SEK 7,705 million in 2015 (SEK 6,114 million in 2014 and SEK 6,537 million in 2013).

Cash and cash equivalents include cash of SEK 22,431 (29,650) million and temporary investments of SEK 17,793 (11,338) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial risk management and financial instruments.”

Cash and cash equivalents as of December 31, 2015, include SEK 4.7 billion (5.4) in countries where there exist significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is therefore not considered available for general use by the Parent Company.

Ericsson Annual Report on Form 20-F 2015

Adjustments to reconcile net income to cash

	2015	2014	2013
Property, plant and equipment
Depreciation	4,705	4,329	4,227
Impairment losses/reversals of impairments	–16	–13	–18

Total	4,689	4,316	4,209
Intangible assets
Amortization
Capitalized development expenses	1,379	1,270	1,407
Intellectual Property Rights, brands and other intangible assets	4,139	4,328	4,521

Total amortization	5,518	5,598	5,928
Impairments
Capitalized development expenses	20	31	—
Intellectual Property Rights, brands and other intangible assets	—	—	—

Total	5,538	5,629	5,928

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	10,227	9,945	10,137
Taxes	–2,835	–1,235	–1,323
Dividends from joint ventures/associated companies1)	92	249	128
Undistributed earnings in joint ventures/associated companies1)	38	56	130
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	–156	128	976
Other non-cash items3)	3,245	2,057	–220

Total adjustments to reconcile net income to cash	10,611	11,200	9,828

1)	See Note C12, “Financial assets, non-current.”
2)	See Note C6, “Other operating income and expense.”
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2015
Cash flow from business combinations1)	–1,867	—
Acquisitions/divestments of other investments	–334	1

Total	–2,201	1
2014
Cash flow from business combinations1)	–4,410	42
Acquisitions/divestments of other investments	–32	6

Total	–4,442	48
2013
Cash flow from business combinations1)	–3,054	448
Acquisitions/divestments of other investments	–93	17

Total	–3,147	465

1)	See also Note C26, “Business combinations.”

C26    Business combinations

Acquisitions and divestments

Acquisitions

Acquisitions 2013–2015

	2015	2014	2013
Total consideration, including cash	2,119	4,767	3,176
Acquisition-related costs1)	19	50	101
Net assets acquired
Cash and cash equivalents	271	407	223
Property, plant and equipment	45	427	597
Intangible assets	445	2,540	1,551
Other assets	572	817	850
Provisions, including post-employment benefits	—	–288	–463
Other liabilities	–379	–1,150	–1,705

Total identifiable net assets	954	2,753	1,053
Operating expenses	—	—	410
Non-controlling interest	—	—	67
Goodwill	1,165	2,014	1,646

Total	2,119	4,767	3,176

1)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2015, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 1,867 (4,410) million. The acquisitions presented below are not material but the Company gives the information to provide the reader a summarized view of the content of the acquisitions made. The acquisitions consist primarily of:

•

Envivio: On October 27, 2015, the Company acquired 100% of the shares in Envivio, a US-based company with competence in software-defined and cloud-enabled architectures for video processing. The acquisition will strengthen Ericsson’s video compression position, combining its leading position in broadcast and contribution with Envivio’s leadership in multi-screen cable and telecom. Envivio’s cloud-centric and software-based video capabilities will be a key addition to Ericsson’s extensive portfolio of media enrichment, processing, publishing, delivery, and TV platforms, enabling TV experiences on any device. Envivio has an installed base of over 400 TV service provider and content owner customers in all markets globally. Balances to facilitate the purchase price allocation are preliminary.

•

Icon: On August 5, 2015, the Company acquired assets of Guatemala-based Icon Americas, a consulting and systems integration company with approximately 250 employees and consultants. The acquisition boosts Ericsson’s services portfolio in Latin America – particularly in application development and maintenance. Balances to facilitate the purchase price allocation are preliminary.

•

Sunrise technology: On July 31, 2015, the Company acquired assets of Guangzhou-based IT services provider Sunrise Technology. The acquisition of Sunrise Technology strengthens Ericsson’s position in OSS and BSS, which is one of the targeted growth areas where Ericsson aims to establish leadership. Sunrise technology has a strong track record of delivering complex IT solutions to leading operators in China. The employees have expertise in IT consulting; systems integration for charging and billing systems, customer relationship management and business intelligence/analytics solutions; and application development and maintenance. Balances to facilitate the purchase price allocation are preliminary.

Ericsson Annual Report on Form 20-F 2015

•

Timelessmind: On April 8, 2015, the Company acquired assets of Timelessmind, a Canada-based consulting and systems integration company specializing in operations and business support (OSS and BSS). The acquisition includes approximately 30 employees and consultants and Ericsson further expands its systems integration capabilities for OSS and BSS in North America. Balances to facilitate the purchase price allocation are final.

In order to finalize a purchase price allocation all relevant information needs to be in place. Examples of such information are final consideration and final opening balances, which may remain preliminary for a period of time due to for example adjustments of working capital, tax items or decisions from local authorities.

Divestments

Divestments 2013–2015

	2015	2014	2013
Proceeds	0	42	655
Net assets disposed of
Property, plant and equipment	—	—	297
Investments in joint ventures and associated companies	—	32	—
Other assets	52	46	1,326
Other liabilities	–3	—	–127

	49	78	1,496
Net gains/losses from divestments	–49	–36	–841
Less Cash and cash equivalents	—	—	–207

Cash flow effect	0	42	448

In 2015, the Company made some minor divestments with a cash flow effect amounting to SEK 0 (42) million.

Acquisitions 2013–2015

Company	Description	Transaction date

Envivio	A US-based company with competence in software-defined and cloud-enabled architectures for video processing.	Oct 2015

ICON	A consulting and systems integration business with approximately 250 employees and consultants.	Aug 2015

Sunrise technology	A business which has a strong track record of delivering complex IT solutions to leading operators in China	Jul 2015

Timelessmind	A Canada-based consulting and systems integration business specializing in operations and business support (OSS and/BSS).	Apr 2015

Apcera	The acquisition of a majority stake in Apcera strengthens Ericsson’s position in enterprise cloud.	Oct 2014

Fabrix	The acquisition of Fabrix Systems extends Ericsson’s overall leadership position in TV & Media.	Oct 2014

MetraTech	The acquisition of MetraTech accelerates Ericsson’s cloud and enterprise billing capabilities within BSS.	Sep 2014

Red Bee Media	A leading media services company headquartered in the UK with an extensive list of high-profile broadcast services customers.	May 2014

Azuki	A provider of TV Anywhere delivery platforms for service providers, content owners and broadcasters.	Feb 2014

Airvana	A Massachusetts-based company and supplier of EVDO software to Ericsson.	Sep 2013

Mediaroom	The leading platform for video distribution deployed with the world’s largest IPTV operators.	Sep 2013

Telcocell	A consulting and systems integration company specializing in Business Support Systems (BSS).	Sep 2013

Modems	Ericsson has taken on the design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability.	Aug 2013

Devoteam	A leader in Information and Communications Technology consulting with 5,000 employees in Europe, the Middle East and Africa.	Apr 2013

Divestments 2013–2015

Company	Description	Transaction date
Telecom cable business	Divestment of the telecom cable business in Hudiksvall, Sweden, to Hexatronic. It resulted in a loss of SEK –0.5 billion.	Dec 2013

Power cables operation	Divestment of the power cables operation to NKT Cables. The transaction resulted in a loss of SEK –0.1 billion.	Jul 2013

Applied Communication Sciences	Sale of Applied Communication Sciences (ACS), the former research and engineering arm of Telcordia Technologies. This resulted in a loss of SEK –0.3 billion.	May 2013

Ericsson Annual Report on Form 20-F 2015

C27    Leasing

Leasing with the Company as lessee

Assets under finance leases, recorded as property, plant and equipment, consist of:

Finance leases

	2015	2014
Cost
Real estate	701	650

	701	650
Accumulated depreciation
Real estate	–249	–212

	–249	–212

Net carrying value	452	438

As of December 31, 2015, future minimum lease payment obligations were distributed as follows:

Future minimum lease payment obligations

	Finance leases	Operating leases
2016	73	3,025
2017	72	2,529
2018	72	2,125
2019	72	1,800
2020	551	1,113
2021 and later	6	4,778

Total	846	15,370
Future finance charges1)	–225	n/a

Present value of finance lease liabilities	621	n/a

1)	Average effective interest rate on lease payables is 8.14%.

Expenses in 2015 for leasing of assets were SEK 3,449 (2,662) million, of which variable expenses comprised SEK 35 (19) million. The leasing contracts vary in length from 1 to 16 years.

The Company’s lease agreements normally do not include any contingent rents. In the few cases they occur, they relate to charges for heating linked to the oil price index. Most of the leases of real estate contain terms of renewal, giving the Company the right to prolong the agreement in question for a predefined period of time. All of the finance leases of facilities contain purchase options. Only a very limited number of the Company’s lease agreements contain restrictions on stockholders’ equity or other means of finance. The major agreement contains a restriction stating that the Parent Company must maintain a stockholders’ equity of at least SEK 25 billion.

Leases with the Company as lessor

Leasing income relates to subleasing of real estate as well as equipment provided to customers under leasing arrangements. These leasing contracts vary in length from 1 to 17 years.

At December 31, 2015, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Finance leases	Operating leases
2016	317	28
2017	12	20
2018	—	16
2019	—	6
2020	—	5
2021 and later	—	10

Total	329	85
Unearned financial income	n/a	n/a
Uncollectible lease payments	n/a	n/a

Net investments in financial leases	n/a	n/a

Leasing income in 2015 was SEK 73 (74) million.

Ericsson Annual Report on Form 20-F 2015

C28    Information regarding members of the Board of Directors, the Group management and employees

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2015 A	Number of previously allocated synthetic shares outstanding		Net change in value of synthetic shares1) B		Committee fees	Total fees paid in cash2) C		Total remuneration 2015 (A+B+C)
Board member
Leif Johansson	4,000,000	0/0%	—	—		—		400,000	4,400,000	3)	4,400,000
Anders Nyrén	975,000	0/0%	—	—		—		175,000	1,150,000	4)	1,150,000
Jacob Wallenberg	975,000	5,027/50%	487,418	15,026		–136,439	1)	175,000	662,500		1,013,479
Roxanne S. Austin	975,000	2,513/25%	243,660	19,552		10,575	1)	175,000	906,250		1,160,485
Nora Denzel	975,000	2,513/25%	243,660	2,976		–62,583	1)	—	731,250		912,327
Börje Ekholm	975,000	7,541/75%	731,175	34,607		–156,452	1)	175,000	418,750		993,473
Alexander Izosimov	975,000	2,513/25%	243,660	9,272		–88,552	1)	250,000	981,250	5)	1,136,358
Ulf J. Johansson	975,000	0/0%	—	—		111,970	1)	350,000	1,325,000	6)	1,436,970
Sukhinder Singh Cassidy	975,000	2,513/25%	243,660	—		–36,841	1)	—	731,250		938,069
Kristin Skogen Lund	975,000	2,513/25%	243,660	5,780		–78,426	1)	250,000	981,250		1,146,484
Hans Vestberg	—	—	—	—		—		—	—		—
Employee Representatives
Pehr Claesson	27,000	—	—	—		—		—	27,000		27,000
Kristina Davidsson9)	15,000	—	—	—		—		—	15,000		15,000
Mikael Lännqvist10)	10,500	—	—	—		—		—	10,500		10,500
Karin Åberg	21,000	—	—	—		—		—	21,000		21,000
Rickard Fredriksson (deputy)9)	10,500	—	—	—		—		—	10,500		10,500
Zlatko Hadzic (deputy)10)	4,500	—	—	—		—		—	4,500		4,500
Karin Lennartsson (deputy)	16,500	—	—	—		—		—	16,500		16,500
Roger Svensson (deputy)	13,500	—	—	—		—		—	13,500		13,500

Total	12,893,500	25,133	2,436,893	87,213		–436,748		1,950,000	12,406,000		14,406,145	7)

Total	12,893,500	25,133	2,436,893	97,492	8)	–337,636	8)	1,950,000	12,406,000		14,505,257	7)

1)	The difference in value as of the time for payment, compared to December 31, 2014, for synthetic shares allocated in 2010 (for which payment was made in 2015).

The difference in value as of December 31, 2015, compared to December 31, 2014, for synthetic shares allocated in 2011, 2012, 2013 and 2014. Calculated on a share price of SEK 82.30.

The difference in value as of December 31, 2015, compared to grant date for synthetic shares allocated in 2015.

The value of synthetic shares allocated in 2011, 2012, 2013 and 2014 includes respectively SEK 2.50, SEK 2.75, SEK 3.00 and SEK 3.40 per share in compensation for dividends resolved by the Annual General Meetings 2012, 2013, 2014 and 2015 and the value of the synthetic shares allocated in 2010 includes dividend compensation for dividends resolved in 2011, 2012, 2013 and 2014.

2)	Committee fee and cash portion of the Board fee.
3)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 1,382,480.
4)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 361,330.
5)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 308,309.
6)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 135,282.
7)	Excluding social security charges to the amount of SEK 4,247,196.
8)	Including synthetic shares previously allocated to the former Directors Nancy McKinstry and Sir Peter L. Bonfield.
9)	Resigned from the Board as of August 26, 2015.
10)	Appointed as of August 26, 2015.

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 4,000,000 and a fee of SEK 200,000 for each Board Committee on which he served as Chairman.

•

The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 975,000 each. In addition, the Chairman of the Audit Committee was entitled to a fee of SEK 350,000 and the other non- employee members of the Audit Committee were entitled to a fee of SEK 250,000 each. The Chairmen of the Finance and Remuneration Committees were entitled to a fee of SEK 200,000 each and the other non-employee members of the Finance and the Remuneration Committees were entitled to a fee of SEK 175,000 each.

•

Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

•

Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting, and, since the Annual General Meeting 2015, per attended Committee meeting.

•

Board members invoicing for the amount of the Board and Committee fee through a company may add to the invoice an amount corresponding to social charges. The social charges thus included in the invoiced amount are not higher than the general payroll tax that would otherwise have been paid by the Company. The entire amount, i.e., the cash portion of the Board fee and the Committee fee, including social charges, constitutes the invoiced Board fee.

•

The Annual General Meeting 2015 resolved that non-employee Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

Ericsson Annual Report on Form 20-F 2015

The number of synthetic shares allocated is based on a volume-weighted average of the market price of Ericsson Class B shares on Nasdaq Stock-holm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2015; SEK 96.96 . The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e., in 2020. The amount payable shall be determined based on the volume-weighted average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2010 occurred in 2015. The amounts paid in 2015 under the synthetic share programs were determined based on the volume-weighed average price for shares of Class B on Nasdaq Stockholm during the five trading days immediately following the publication of the year-end financial statements for 2014: SEK 100.89 and totalled SEK 2,927,663, excluding social security charges. The payments made do not constitute a cost for the Company in 2015. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2015, is disclosed in the table “Remuneration to members of the Board of Directors” on page 85.

The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2015, the total outstanding number of synthetic shares under the programs is 122,625 and the total accounted debt is SEK 10,849,768 (including synthetic shares previously allocated to the former Director Nancy McKinstry and Sir Peter L.Bonfield).

Remuneration to the Group management

The Company’s costs for remuneration to the Group management are the costs recognized in the Income statement during the fiscal year. These costs are disclosed under “Remuneration costs” below.

Costs recognized during a fiscal year in the Income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under “Outstanding balances.”

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Leadership Team (ELT), includes fixed salary, short- and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management as approved by the Annual General Meeting held in 2015: see the approved guidelines in section “Guidelines for remuneration to Group management 2015.”

Remuneration costs for the President and CEO and other members of Executive Leadership Team (ELT)

SEK	The President and CEO 2015	The President and CEO 2014	Other members of ELT 2015	Other members of ELT 2014	Total 2015	Total 2014
Salary	14,165,287	13,617,013	98,777,226	87,958,871	112,942,513	101,575,884
Cost for annual variable remuneration earned 2015 to be paid 2016	16,173,429	13,342,079	45,485,406	38,584,082	61,658,835	51,926,161
Long-term variable compensation provision	7,183,919	6,733,294	8,671,955	8,644,039	15,855,873	15,377,333
Pension costs	9,452,006	8,909,314	24,608,406	26,308,223	34,060,412	35,217,537
Other benefits	75,630	72,188	8,247,554	6,315,568	8,323,184	6,387,757
Social charges and taxes	14,106,432	12,750,392	23,515,519	26,880,902	37,621,951	39,631,293

Total	61,156,702	55,424,281	209,306,065	194,691,685	270,462,767	250,115,966

Comments to the table

•

During 2015, there were three Executive Vice Presidents who have been appointed by the Board of Directors. None of them have acted as deputy to the President and CEO during the year. The Executive Vice Presidents are included in the group “Other members of ELT”.

•

The group “Other members of ELT” comprises the following persons: Per Borgklint, Bina Chaurasia, Ulf Ewaldsson, Jan Frykhammar, Nina Macpherson, Magnus Mandersson, Helena Norrman, Mats H. Olsson, Rima Qureshi, Angel Ruiz, Anders Thulin, Johan Wibergh (left Ericsson April 30, 2015 and effective January 15, 2015, he left the position as Executive Vice President and Head of Segments Networks) and Jan Wäreby.

•	The salary stated in the table for the President and CEO and other members of the ELT includes vacation pay paid during 2015 as well as other contracted compensation expensed in 2015.

•	The remuneration costs for 2015 includes termination provisions including compensation for unused vacation.

•	“Long-term variable compensation provision” refers to the compensation costs during 2015 for all outstanding share-based plans.

•	For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies”, section Share-based compensation to employees and the Board of Directors.

•

For the President and CEO and other members of the ELT employed in Sweden before 2011, a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension payable from the age of 60 years. These pension plans are not conditional upon future employment at Ericsson.

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance sheet:

•

Ericsson’s commitments for defined benefit based pensions as of December 31, 2015 under IAS 19 amounted to SEK 10,391,762 for the President and CEO which includes the ITP and early retirement. For other members of the ELT the Company’s commitments amounted to SEK 52,839,333 of which SEK 45,033,608 refers to the ITP, Ericsson US Pension Plan and early retirement and the remaining SEK 7,805,725 to survivor’s pensions.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

•	Deferred salary, earned in 2015 or earlier, to be paid 12 months after period end or later, amounts to SEK 24,645,025.

Ericsson Annual Report on Form 20-F 2015

Maximum outstanding matching rights

As of December 31, 2015 Number of Class B shares	The President and CEO	Other members of the ELT
Stock Purchase Plans 2012–2015 Executive Performance Stock Plans 2012–2015	337,083	360,053

Comments to the table

•	For the definition of matching rights, see the description in section “Long-term variable compensation”.

•	Matching result of 33.3% is included for the 2012 plan.

•	Cash conversion targets for 2013, 2014 and 2015 were reached.

•	During 2015, the President and CEO received 73,635 matching shares and other members of the ELT 107,557 matching shares.

Guidelines for remuneration to Group management 2015

For Group management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

The following guidelines apply for the remuneration of the Executive Leadership Team:

•

Variable remuneration is in cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•

By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Long-Term Variable compensation

The Stock Purchase Plan

The Stock Purchase Plan is designed to offer an incentive for all employees to participate in the Company where practicable, which is consistent with industry practice and with Ericsson’s ways of working. For the 2015 plan, employees are able to save up to 7.5% of their gross fixed salary (The President and CEO can save up to 10% of their gross fixed salary and short-term variable remuneration) for purchase of Class B contribution shares at market price on Nasdaq Stockholm or American Depositary Shares (ADSs) on NASDAQ New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and their employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 94 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2015.

Stock Purchase Plans

Plan	Contribution period	Number of participants at launch	Take-up rate –percent of eligible employees
Stock Purchase plan 2012	August 2012–July 2013	27,000	28%
Stock Purchase plan 2013	August 2013–July 2014	29,000	29%
Stock Purchase plan 2014	August 2014–July 2015	32,000	30%
Stock Purchase plan 2015	August 2015–July 2016	33,800	31%

Participants save each month, beginning with the August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees (2015 plan: 10,333 employees nominated) are selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month period.

Ericsson Annual Report on Form 20-F 2015

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1		Year 2		Year 3
2015
Growth (Net sales growth)	228.0		Compound annual growth rate of 2–6%
Margin (Operating income growth)1)	16.8		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%
2014
Growth (Net sales growth)2)	225.3		Compound annual growth rate of 2–8%
Margin (Operating income growth)2)	15.7		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%
2013
Growth (Net sales growth)	227.8		Compound annual growth rate of 2–8%
Margin (Operating income growth)3)	18.5		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%

1)	Excluding extraordinary restructuring charges.
2)	Base year 2013 has been adjusted for the impact of the Samsung IPR agreement.
3)	Base year 2012 excludes a non-cash charge for ST-Ericsson.

The Executive Performance Stock Plan

The Executive Performance Stock Plan is designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including ELT, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5% of employees (2015 plan: 464 executives) are offered participation in the plan. The President and CEO can save up to 10% of gross fixed salary and short-term variable compensation, and may obtain up to nine performance-matching shares in addition to the Stock Purchase Plan matching share for each contribution share.

The performance targets changed from EPS targets to targets linked to the business strategy as from 2011. To support the long-term strategy and value creation of the company, performance targets are from since linked to growth on Net Sales, Operating Income and Cash Conversion.

The table above show ongoing Executive Performance Stock Plans as of December 31, 2015.

Shares for all plans

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2015		2014		2013		2012		2011		Total
Originally designated	A	23.5		22.8		26.6		26.2		19.4		118.5
Outstanding beginning of 2015	B	—		3.6		12.4		11.7		7.9		35.6
Awarded during 2015	C	4.4		10.9		—		—		—		15.3
Exercised/matched during 2015	D	—		0.5		0.5		3.5		7.8		12.3
Forfeited/expired during 2015	E	—		0.5		0.4		1.6		0.1		2.6
Outstanding end of 20151)	F=B+C–D–E	4.4		13.5		11.5		6.6		—		36.0
Compensation costs charged during 2015 (SEK million)3)	G	13	2)	290	2)	295	2)	216	2)	51	2)	865	2)

1)	Shares under the Executive Performance Stock Plans were based on the fact that the 2011 plan vested for 22% and lapsed for 78% and that the 2012 plan came out at 33%. In casu 67% lapsed. For the other ongoing plans, cost is estimated.
2)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. Fair value is also adjusted for participants failing to keep hold of their contribution shares during the vesting period. For shares under the Executive Performance Stock Plans, the company makes a forecast for the fulfillment of the financial targets for all ongoing plans except for 2011 and 2012 plans as disclosed under 1) when calculating the compensation cost. Fair value of the Class B share at each investment date during 2015 was: February 15 SEK 95.93, May 15 SEK 83.36, August 15 SEK 76.55 and November 15 SEK 70.06.
3)	Total compensation costs charged during 2014: SEK 717 million, 2013: SEK 388 million.

Shares for all plans

All plans are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the Nasdaq Stockholm to cover social security payments when arising due to matching of shares. During 2015, 1,824,500 shares were sold at an average price of SEK 92.65. Sales of shares are recognized directly in equity.

If, as of December 31, 2015, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 61 million Class B shares would be transferred, corresponding to 1.9% of the total number of shares outstanding, or 3,256 million not including treasury stock. As of December 31, 2015, 49 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding plans. From up to down the table includes (A) the number of shares originally approved by the Annual General Meeting; (B) the number of originally designated shares that were outstanding at the beginning of 2015; (C) the number of shares awarded during 2015; (D) the number of shares matched during 2015; (E) the number of shares forfeited by participants or expired under the plan rules during 2015; and (F) the balance left as outstanding at the end of 2015, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired. The final row (G) shows the compensation costs charged to the accounts during 2015 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies,” section Share-based compensation to employees and the Board of Directors.

Ericsson Annual Report on Form 20-F 2015

Employee numbers, wages and salaries

Employee numbers

Average number of employees

	2015			2014
	Women	Men	Total	Women	Men	Total
North America	3,117	11,912	15,029	3,173	12,228	15,401
Latin America	2,583	9,812	12,395	2,517	10,169	12,686
Northern Europe & Central Asia1) 2)	5,256	15,549	20,805	5,312	15,159	20,471
Western & Central Europe2)	2,399	10,144	12,543	1,746	9,541	11,287
Mediterranean2)	3,122	10,023	13,145	2,899	10,053	12,952
Middle East	513	3,215	3,728	491	3,323	3,814
Sub-Saharan Africa	520	1,997	2,517	448	1,925	2,373
India	3,967	17,865	21,832	3,184	16,699	19,883
North East Asia	4,178	9,446	13,624	4,028	9,523	13,551
South East Asia & Oceania	1,200	2,900	4,100	1,211	3,527	4,738

Total	26,854	92,864	119,718	25,009	92,147	117,156
1) Of which in Sweden	4,002	13,106	17,108	3,944	12,584	16,528
2) Of which in EU	10,052	33,908	43,960	9,438	32,842	42,280

Number of employees by region at year-end

	2015	2014
North America	14,548	15,516
Latin America	10,412	11,066
Northern Europe & Central Asia1) 2)	20,700	21,633
Western & Central Europe2)	12,220	12,617
Mediterranean2)	12,702	13,387
Middle East	3,639	3,858
Sub-Saharan Africa	2,301	2,406
India	21,999	19,971
North East Asia	13,706	13,464
South East Asia & Oceania	4,054	4,137

Total	116,281	118,055
1) Of which in Sweden	17,041	17,580
2) Of which in EU	43,117	45,202

Number of employees by gender and age at year-end 2015

	Women	Men	Percent of total
Under 25 years old	1,973	3,151	4%
25–35 years old	10,736	35,514	40%
36–45 years old	7,329	28,813	31%
46–55 years old	4,331	17,901	19%
Over 55 years old	1,397	5,136	6%

Percent of total	22%	78%	100%

Employee movements

	2015	2014
Head count at year-end	116,281	118,055
Employees who have left the Company	16,610	15,536
Employees who have joined the Company	14,836	19,251
Temporary employees	1,413	776

Employee wages and salaries

Wages and salaries and social security expenses

(SEK million)	2015	2014
Wages and salaries	60,805	53,176	1)
Social security expenses	19,249	16,990	1)
Of which pension costs	5,793	3,957

1)

2014 figures are changed due to computation error. Wages and salaries (SEK 4.8 billion) and Social security expenses (SEK 1.0 billion) were overstated by SEK 5.8 billion. See also footnote in C5 “Expenses by nature.”

Amounts related to the President and CEO and the Executive Leadership Team are included in the table above.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2015	2014
Salary and other remuneration	368	288
Of which annual variable remuneration	56	72
Pension costs	47	21

Board members, Presidents and Group management by gender at year end

	2015		2014
	Women	Men	Women		Men
Parent Company
Board members and President	36%	64%	30%		70%
Group Management	31%	69%	29%		71%
Subsidiaries
Board members and Presidents	13%	87%	13	%1)	87	%1)

1)	2014 figures are changed due to computation error.

Ericsson Annual Report on Form 20-F 2015

C29    Related party transactions

During 2015, various related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial assets, non-current.” For information regarding transactions with the Board of Directors and Group management, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

For information about the Company’s pension trusts, see Note C17, “Post-employment benefits.”

C30    Fees to Auditors

Fees to auditors

	PwC	Others	Total
2015
Audit fees	91	2	93
Audit-related fees	11	—	11
Tax fees	19	13	32
Other fees	8	—	8

Total	129	15	144
2014
Audit fees	83	7	90
Audit-related fees	11	0	11
Tax fees	15	4	19
Other fees	18	1	19

Total	127	12	139
2013
Audit fees	75	7	82
Audit-related fees	12	—	12
Tax fees	12	3	15
Other fees	15	1	16

Total	114	11	125

During the period 2013–2015, in addition to audit services, PwC provided certain audit-related services, tax and other services to the Company. The audit-related services include quarterly reviews, ISO audits, SSAE 16 reviews and services in connection with the issuing of certificates and opinions and consultation on financial accounting. The tax services include general expatriate services and corporate tax compliance work. Other services include, work related to acquisitions, operational effectiveness and assessments of internal control.

Audit fees to other auditors largely consist of local statutory audits.

C31    Contractual obligations

Contractual obligations 2015

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Long-term debt1) 2)	1.2	5.9	8.8	9.8	25.7
Finance lease obligations3)	0.1	0.1	0.6	0.0	0.8
Operating leases3)	3.0	4.7	2.9	4.8	15.4
Other non-current liabilities	0.1	0.1	0.1	1.5	1.8
Purchase obligations4)	5.6	—	—	—	5.6
Trade payables	22.4	—	—	—	22.4
Commitments for customer finance5)	11.1	—	—	—	11.1

Total	43.4	10.8	12.4	16.1	82.8

1)	Including interest payments.
2)	See also Note C19, “Interest-bearing liabilities.”
3)	See Note C27, “Leasing.”
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade receivables and customer finance.”

For information about financial guarantees, see Note C24, “Contingent liabilities.”

Except for those transactions described in this report, the Company has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

C32    Events after the reporting period

On January 14, 2016, Ericsson announced that Ericsson and Huawei have agreed on extending their global patent license agreement between the two companies. The agreement includes a cross license that covers patents relating to both companies’ wireless standard-essential patents (including the GSM, UMTS and LTE cellular standards). As part of the renewed agreement, Huawei will make on-going royalty payment based upon actual sales to Ericsson.

Ericsson Annual Report on Form 20-F 2015

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting

Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to ensure adequate risk management all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2015, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 44.

Changes in internal control over financial reporting

During the period covered by the Annual Report 2015, there were no changes to the internal control over financial reporting that have materially affected, or are likely to materially affect, the internal control over financial reporting.

Ericsson Annual Report on Form 20-F 2015

RISK FACTORS

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on our business, revenues, operating and after-tax results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements.”

Market, Technology and Business Risks

Challenging global economic conditions and political unrest may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

Challenging global economic conditions and political unrest could have adverse, wide-ranging effects on demand for our products and for the products of our customers. Adverse global economic conditions and political unrest could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to improve their financial position. This could result in significantly reduced expenditures for our products and services, including network infrastructure, in which case our operating results would suffer. If demand for our products and services were to fall in the future, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. Should global economic conditions fail to improve, or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur borrowing difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services. The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Risks of excess and obsolete inventories and excess manufacturing capacity

•	Risk of financial difficulties or failures among our suppliers

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures

•	Risk of impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

•

Changes in the value in our pension plan assets resulting from for example, adverse equity and credit market developments and/or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs affecting the company’s cash balance negatively

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

We may not be successful in implementing our strategy or in achieving improvements in our earnings or in estimating market CAGR in the markets where we operate.

There can be no assurance that we will be able to successfully implement our strategy to achieve future earnings, growth or create shareholder value. When deemed necessary, we undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment. While we expect the network service provider equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding the global economic recovery may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, our revenue and operating results may be adversely affected.

If capital expenditures by operators and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can change quickly and can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.

Sales volumes and gross margin levels are affected by the mix and order time of our products and services.

Our sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. We sell our own products as well as third-party products, which normally have lower margins than our own products. As a consequence, our reported gross margin in a

Ericsson Annual Report on Form 20-F 2015

specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In the targeted areas, such as OSS and BSS, Cloud TV Media, IP and Industry & Society, third-party products and services represent a larger portion of our business than our traditional sales, which challenge our business models including our terms and conditions. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed at short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus. Short-term variation could have a material adverse effect on our business, operating results, financial condition and cash flow.

We may not be able to properly respond to market trends in the industries in which we operate, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the tele-com, data and media industries. Convergence is largely driven by technological developments for example in software and cloud. This is changing the competitive landscape as well as business models and affects our objective-setting, risk assessment and strategies. Competitors new to our business have entered and may continue to enter this new business context and negatively impact our market share in selected areas. If we fail to understand the market development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, our business, operating results and financial condition will suffer.

Our business depends upon the continued growth of mobile communications and the acceptance of new services. If growth slows or new services do not succeed, operators’ investment in networks may slow or stop, harming our business and operating results.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or usage does not increase, our business and operating results could be materially adversely affected. Also, if operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to further invest in their networks may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results and financial condition.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver a range of new types of services in both fixed and mobile networks. We are dependent upon market acceptance of such services and the outcome of regulatory and standardization activities in this field, such as spectrum allocation. If delays in standardization, regulation, or market acceptance occur, this could adversely affect our business, operating results and financial condition.

We face intense competition from our existing competitors as well as new entrants, including IT companies entering the telecommunications market, and this could materially adversely affect our results.

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors, many of which are very large, with substantial technological and financial resources and established relationships with operators. Further, certain competitors, Chinese companies in particular, have become relatively stronger in recent years. We also encounter increased competition from new market entrants and alternative technologies are evolving industry standards. In particular, we face competition from large IT companies entering the telecommunications market who benefit from economies of scale due to being active in several industries. We cannot assure that we will be able to compete successfully with these companies. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic markets than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on our business, operating results, financial condition and market share. Traffic development on cellular networks could be affected if more traffic is offloaded to Wi-Fi networks. Further, alternative services provided over-the-top have profound effects on operator voice/ SMS revenues with possible reduced capital expenses consequences.

Additionally, we operate in markets characterized by rapidly changing technology. This results in continuous price erosion and increased price competition for our products and services. If our counter measures, including enhanced products and business models or cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on our business, operating results, financial condition and market share.

Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas, which could for example impact our targeted areas such as OSS and BSS, Cloud TV and Media, IP and Industry & Society Consolidation may also result in competitors with greater resources than we have or in reduction of our current scale advantages. This could have a materially adverse effect on our business, operating results, financial condition and market share.

Ericsson Annual Report on Form 20-F 2015

A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers. We also are significantly dependent on the sales of certain of our products and services both in core business and targeted areas.

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are opened up on a yearly basis to renegotiate the price for our products and services and do not contain committed purchase volumes. Although no single customer represented more than 7% of our sales in 2015, our ten largest customers accounted for 46% of our sales in 2015. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, our dependence on the sales of certain of our products and services in both core business and targeted areas may have significant adverse impact on sales, profit and market share.

In recent years, network operators have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on our business, operating results, market share and financial condition.

Certain long-term agreements with customers still include commitments to future price reductions, requiring us to constantly manage and control our cost base.

Long-term agreements with our customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain our gross margin with such price reductions, we continuously strive to reduce the costs of our products through design improvements, negotiation of better purchase prices from our suppliers, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts, which may have a material adverse effect on our business, operating results and financial condition.

Growth of our managed services business is difficult to predict, and requires taking significant contractual risks.

Operators increasingly outsource parts of their operations to reduce cost and focus on new services. To address this opportunity, we offer operators various services in which we manage their networks. The growth rate in the managed services market is difficult to forecast and each new contract carries a risk that transformation and integration of the operations will not be as fast or smooth as planned. Additionally, early contract margins are generally low and the mix of new and old contracts may negatively affect reported results in a given period. Contracts for such services normally cover several years and generate recurring revenues. However, such contracts have been, and may in the future be, terminated or reduced in scope, which has negative impacts on sales and earnings. While we believe we have a strong position in the managed services market, competition in this area is increasing, which may have adverse effects on our future growth, business, operating results and profitability.

We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions. In order for us to be successful, those technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. The failure of our research and development efforts to be technically or commercially successful could have adverse effects on our business, operating results and financial condition. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against our competition. This could have a material adverse effect upon our business, operating results and financial condition.

We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses.

In addition to in-house innovation efforts, we make strategic acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to acquisitions include:

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which we have no or limited prior experience

•	Potential loss of employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company

•	Difficulties in identifying attractive available targets.

From time to time we also divest parts of our business to optimize our product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. We cannot assure that we will be

Ericsson Annual Report on Form 20-F 2015

successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, operating results, financial condition and liquidity.

We are in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and expose us to future costs.

Our JV and partnership arrangements, including for example our recent partnership with Cisco, may fail to perform as expected for various reasons, including an incorrect assessment of our needs and synergies, our inability to take action without the approval of our partners, our diffilcuties in implementing our business plans, including for example, with respect to product resales and IP development, or the lack of capabilities or financial instability of our strategic partners. Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market.

Additionally, our share of any losses from or commitments to contribute additional capital to such JVs and partnerships may adversely affect our business, operating results, financial condition and cash flow.

We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although we strive to avoid single-source supplier solutions, this is not always possible. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products and provide our services on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product or services supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products and services. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future.

Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers and increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers when we pay in advance for supplies. Such supply disruptions and cost increases may negatively affect our business, operating results and financial condition.

Product or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, business, operating results and financial condition. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers.

Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

We incur a significant portion of our expenses in SEK. As a result of our international operations, we generate, and expect to continue to generate, a significant portion of our revenue in currencies other than SEK. To the extent we are unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

As market prices are predominantly established in US dollars or Euros, we presently have a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our results and financial condition.

Our ability to benefit from intellectual property rights (IPR), which are critical to our business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention on licensing of open standard essential patents.

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide us with competitive advantages.

We utilize a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, we rely on many software patents, and limitations on the patentability of software may materially affect our business.

Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing legal systems of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all. Our solutions may also require us to license technologies from third parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover,

Ericsson Annual Report on Form 20-F 2015

the inclusion in our products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. In addition to industry-wide standards, other key industry-wide software solutions are today developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit our ability to enforce applicable patents in the future. Third parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on our business, reputation, operating results and financial condition. Using free and open source software may allow third parties to further investigate our software due to the accessibility of source code. This may in turn make this software more prone to assertions from third parties.

Recent attention on licensing of patents necessary to conduct an open standard (e.g. 2G, 3G and 4G technology), investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio in the area of such open standards, which could have a material adverse effect on our business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect our reputation, business, operating results and financial condition.

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

In the normal course of our business we are involved in legal proceedings. These lawsuits include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, financial condition and reputation.

As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on our reported results and reputation. For additional information regarding certain of the lawsuits in which we are involved, see “Legal Proceedings” in the Board of Directors’ Report.

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced significant portions of our operations, such as IT, finance and HR operations, we depend on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to our systems and communications may have an adverse effect on our operations and financial condition.

Cyber security incidents may have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson’s business operations involve areas that are particularly vulnerable to cyber security incidents that may impact confidentiality, availability or integrity of products, services or solutions. These incidents may include data breaches, intrusions, espionage, know-how and data privacy infringements, leakage, unauthorized or accidental modification of data and general malfeasance. Examples of these areas include, among others, research and development, managed services, usage of cloud solutions, software development, lawful interception, product engineering, IT, finance and HR operations. Any cyber security incident including unintended use, involving our operations, product development, services, our third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business, financial condition, reputation and brand.

        Ericsson relies heavily on third parties to whom we have out-sourced significant aspects of our IT infrastructure, product development, engineering services, finance and HR operations. While we have taken precautions relating to the selection, integration and ongoing management of these third parties, any event or incident that is caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, our business, financial condition, reputation and brand, potentially slowing operations, leaking valuable intellectual property or sensitive information or damaging our products which have been installed in our customers’ networks.

We must continue to attract and retain highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers.

Competition for skilled personnel and highly qualified managers in the industries in which we operate remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover.

Ericsson Annual Report on Form 20-F 2015

However, there are no guarantees that we will be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business and brand.

If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and based on that we determine a credit limit for each one of them. Challenging economic conditions have impacted some of our customers’ ability to pay their invoices. Although our credit losses have historically been low and we have policies and procedures for managing customer finance credit risk, we may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our operating results and financial condition.

We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

Our business requires a significant amount of cash. If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and on reasonable terms, our business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Eurozone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we may need from time to time will be available on reasonable terms or at all. If we cannot access capital on a commercially viable basis, our business, financial condition and cash flow could materially suffer.

Impairment of goodwill or other intangible assets may negatively impact our financial condition and results of operations.

An impairment of goodwill or other intangible assets could adversely affect our financial condition or results of operations. We have a significant amount of goodwill and other intangible assets; for example, patents, customer relations, trademarks and software.

Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, but for no more than ten years, and are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those not yet in use are tested for impairment annually.

Historically, we have recognized impairment charges related to intangible assets mainly due to restructuring. Additional impairment charges may be incurred in the future that could be significant due to various reasons, including restructuring actions or adverse market conditions that are either specific to us or the broader telecommunications industry or more general in nature and that could have an adverse effect on our operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

Regulatory, Compliance and Corporate Governance risks

Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on our business, financial condition and brand.

The industries in which we operate are subject to laws and regulations. While Ericsson strives for compliance, we cannot assure that violations do not occur. If we fail to or are unable to comply with applicable laws and regulations, we could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse effect on our business, financial condition and reputation.

Further changes in laws or regulations could subject us to liability, increased costs, or reduced products and services demand and have a material adverse effect on our business, financial condition and brand.

Changes to regulations may adversely affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.

Further, we develop many of our products and services based on existing regulations and technical standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes in license fees, environmental, health and safety, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict our operations or the

Ericsson Annual Report on Form 20-F 2015

operations of network operators and service providers. Also indirect impacts of such changes and regulatory changes in other fields, such as pricing regulations, could have an adverse impact on our business even though the specific regulations may not apply directly to our products or us.

Our substantial international operations are subject to uncertainties which could affect our operating results.

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. We have customers in more than 180 countries, with a significant proportion of our sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

Our extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, economic and geopolitical instability and conflict, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems. Further, in certain markets in which we operate, there is a risk of protectionist governmental measures implemented to assist domestic market participants at the expense of foreign competitors. The implementation of such measures could adversely affect our sales or our ability to purchase critical components.

We must always comply with relevant export control regulations and sanctions or other trade embargoes in force in all parts of the business process. The political situation in parts of the world, particularly in the Middle East, remains uncertain and the level of sanctions is still high. A universal element of these sanctions are the financial restrictions with respect to individuals and/ or legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. Specifically on Iran, the Joint Comprehensive Plan of Action (“JCPOA”) agreement between Iran and other countries have set the stage for relieving the nuclear related sanctions towards Iran, particularly the EU sanctions. Although many sanctions against Iran have already been relaxed pursuant to the JCPOA, there are provisions in the agreement to re-introduce sanctions if parts of the agreement are not met. Further there is a risk in many of these countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, or other governmental policies which could limit our operations and decrease our profitability. Further export control regulations, sanctions or other forms of trade restrictions put upon countries in which we are active may result in a reduction of commitment in those countries. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other actions. Although we seek to comply with all such regulations, there can be no assurance that we are or will be compliant with all relevant regulations at all times. Such violations could have material adverse effects on our business, operating results, reputation and brand.

The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax legislation and regulations and we therefore face the challenge of complying with the relevant rules in each of these countries. These rules involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and crossborder payments and social security charges related to our employees. Constant changes of the rules and the interpretation of the legislation also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, we also face risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on our operating results, reputation and brand.

In certain regional markets, there are trade barriers that limit competition. Should these trade barriers be removed or lowered, competition may increase, which could have material adverse effects on our business and operating results.

There has been a growing concern reported by media and others, that certain countries may use features of their telecommunications systems in violation of human rights. This may adversely affect the telecommunications business and may have a negative impact on our reputation and brand.

We may fail to comply with our corporate governance standards, which could negatively affect our business, operating results, financial condition, reputation and brand.

        We are subject to corporate governance laws and regulations and are also committed to several corporate responsibility and sustainability initiatives. In some of the countries where we operate, corruption risks are high. In addition, there is higher focus on anti-corruption, for example with changed legislation in many countries. To ensure that our operations are conducted in accordance with applicable requirements, our management system includes a Code of Business Ethics, a Code of Conduct and a Sustainability Policy, as well as other policies and directives to govern our processes and operations. Our commitment to apply the UN Global Compact principles, the UN Guiding Principles on Business and Human Rights and principles of the World Economic Forum’s Partnering Against Corruption Initiative to our operations cannot fully prevent unintended or unlawful use of our technology by democratic and non-democratic regimes, violation of our Code of Business Ethics, corruption or violations of our Code of Conduct in the supply chain. There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfill. While we attempt to monitor and audit internal compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, operating results, financial condition, reputation and brand.

Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities, products and services in each of the jurisdictions in which we operate. While we work actively to ensure compliance with all material laws and regulations related to the environment, health, and safety that apply to us, we can provide no assurance that we have been, are, or will be compliant with these regulations. If we have failed or fail to comply with these regulations, we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results, financial condition, reputation and brand. Additionally, there is a risk that we may

Ericsson Annual Report on Form 20-F 2015

have to incur expenditures to cover environmental and health liabilities to maintain compliance with current or future laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and weather events, including potential liabilities. This is due to several factors, particularly the length of time often involved in resolving such matters. Adverse future events, regulations, or judgments could have a material adverse effect on our business, operating results, financial condition, reputation and brand.

Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose users to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radio-frequency electromagnetic fields, we cannot guarantee that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future changed regulatory requirements that may have an adverse effect on our business, operating results, financial condition, reputation and brand.

Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

In 2012, the US Securities and Exchange Commission (“SEC”) adopted a rule requiring disclosures of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third parties. While we believe that we are able to fulfill these requirements without materially affecting our costs or access to materials we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that we implement, which may harm our reputation. We may also encounter challenges if customers require that all of the components of our products be certified as conflict-free.

Risks associated with owning Ericsson shares

Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

Our share price has been volatile due to various factors, including our operating performance as well as the high volatility in the securities markets generally and volatility in telecommunications and technology companies’ securities in particular. Our share price is also likely to be affected by future developments in our market, our financial results and the expectations of financial analysts, as well as statements and market speculation regarding our prospects or the timing or content of any public communications, including reports of operating results, by us or our competitors. Factors other than our financial results that may affect our share price include, but are not limited to:

•	A weakening of our brand name or other circumstances with adverse effects on our reputation

•	Announcements by our customers, competitors or us regarding capital spending plans of our customers

•	Financial difficulties for our customers

•	Awards of large supply or service contracts

•	Speculation in the press or investment community about the business level or growth in the telecommunications market

•

Technical problems, in particular those relating to the introduction and viability of new network systems, including LTE evolution / 5G small cells products and new platforms such as the HDS 8000 (Hyperscale Datacenter System) platform.

•	Actual or expected results of ongoing or potential litigation

•	Announcements concerning bankruptcy or investigations into the accounting procedures of ourselves or other telecommunications companies

•	Our ability to forecast and communicate our future results in a manner consistent with investor expectation

Currency fluctuations may adversely affect our share price or value of dividends.

Because our shares are quoted in SEK on Nasdaq Stockholm (our primary stock exchange), but in US dollars on NASDAQ New York (ADSs), fluctuations in exchange rates between SEK and US dollars may affect our share price. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions when converted into other currencies. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on Nasdaq Stockholm or NASDAQ New York.

Ericsson Annual Report on Form 20-F 2015

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “predict,” “aim,” “ambition,” “target,” “might,” or, in each case, their negative, and similar words are intended to help identify forward-looking statements.

Forward-looking statements may be found throughout this document, and include statements regarding:

•	Our goals, strategies and operational or financial performance expectations

•	Development of corporate governance standards, stock market regulations and related legislation

•	The future characteristics of the markets in which we operate

•	Projections and other characterizations of future events

•	Our liquidity, capital resources, capital expenditures, our credit ratings and the development in the capital markets, affecting our industry or us

•	The expected demand for our existing as well as new products and services

•	The expected operational or financial performance of joint ventures and other strategic cooperation activities

•	The time until acquired entities will be accretive to income

•	Technology and industry trends including regulatory and standardization environment, competition and our customer structure

•	Our plans for new products and services including research and development expenditures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions, judgments and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

•	Challenging global economic conditions and political unrest may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

•	We may not be successful in implementing our strategy or in achieving improvements in our earnings.

•

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

•	Sales volumes and gross margin levels are affected by the mix and order time of our products and services.

•

We may not be able to properly respond to market trends in the industries in which we operate, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

•

Our business depends upon the continued growth of mobile communications and the acceptance of new services. If growth slows or new services do not succeed, operators’ investment in networks may slow or stop, harming our business and operating results.

•

We face intense competition from our existing competitors as well as new entrants, including IT companies entering the telecommunications market, and this could materially adversely affect our results.

•	Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

•

A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers. We also are significantly dependent on the sales of certain of our procuts and services both in core business and targeted areas.

•	Certain long-term agreements with customers still include commitments to future price reductions, requiring us to constantly manage and control our cost base.

•	Growth of our managed services business is difficult to predict, and requires taking significant contractual risks.

•	We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

•	We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses.

Ericsson Annual Report on Form 20-F 2015

•	We are in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and expose us to future costs.

•	We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

•	Product or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers.

•

Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

•

Our ability to benefit from intellectual property rights (IPR), which are critical to our business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention on licensing of open standard essential patents.

•	We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

•

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

•	Cyber security incidents may have a material adverse effect on our business, financial condition, reputation and brand.

•	We must continue to attract and retain highly qualified employees to remain competitive.

•	If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

•

We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

•	Impairment of goodwill or other intangible assets may negatively impact financial condition and results of operations.

•

Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on our business, financial condition and brand.

•	Our substantial international operations are subject to uncertainties which could affect our operating results.

•	We may fail to comply with our corporate governance standards which could negatively affect our business, operating results, financial condition, reputation and brand.

•	Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

•	Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

•	Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

•	Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

•	Currency fluctuations may adversely affect our share price or value of dividends.

Certain of these risks and uncertainties are described further in “Risk factors.” We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

Ericsson Annual Report on Form 20-F 2015

CORPORATE GOVERNANCE – Corporate Governance Report

CORPORATE GOVERNANCE REPORT 2015

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

“Today’s global business environment is challenging in many ways. Therefore, a robust corporate culture is more important than ever to maintain credible, competitive and sustainable business operations worldwide. Board and management commitment is a key factor in establishing and maintaining such robust corporate culture. As Chairman of the Board, I must therefore secure that good governance, leadership and talent management is continuously high on the agenda in the Board room as well as throughout our global operations. Ericsson’s core values are: Professionalism, Respect and Perseverance”. These have been consistent for many years and are well known and appreciated throughout the organization. I believe that the core values, together with the Group’s continuous corporate governance focus, play an important role in creating and maintaining a robust corporate culture where business is conducted with integrity.

Important tasks of the Board of Directors are to support and develop talent management, to give Group management clear governance frameworks and mandates, and to set the Group strategy. I always strive to enable an open and meaningful dialogue, both within the Board and between the Board and the Group management. The management dialogue aims to give the Board relevant insights in the business activities of Ericsson and in the markets in which Ericsson operates. The Board also visits various parts of the Group’s business operations as well as engages with customers, partners, academia and thought leaders in order to gain further insights. I believe that these insights are necessary for the Board to provide relevant support to management and add value, while also exercising due control of the business operations.

This Corporate Governance Report 2015 aims to describe how Ericsson continuously works with these matters and how we focus on establishing efficient and reliable controls and procedures. I believe that Ericsson’s continuous corporate governance focus and work to create a robust corporate culture build trust, and in turn generate value for our investors.

Leif Johansson

Chairman of the Board of Directors

This Corporate Governance Report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act. A report from the auditor is appended hereto.

Ericsson’s core values

Ericsson Annual Report on Form 20-F 2015

Regulation and compliance

External rules

As a Swedish public limited liability company with securities quoted on Nasdaq Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. The most relevant external rules applicable to us include:

•	The Swedish Companies Act

•	The Rule Book for issuers of Nasdaq Stockholm

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission (the “SEC”)

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high standards that we set for ourselves, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management

•	A Code of Conduct, which applies to product development, production, supply and support of Ericsson products and services worldwide.

The articles of association and the work procedure for the Board of Directors also include internal corporate governance rules.

Code of Business Ethics

Ericsson’s Code of Business Ethics summarizes fundamental Group policies and directives and contains rules to ensure that business is conducted with a strong sense of integrity. This is critical to maintain trust and credibility with Ericsson’s customers, partners, employees, shareholders and other stakeholders.

The Code of Business Ethics contains rules for all individuals performing work for Ericsson, under the staff management of Ericsson or in Ericsson premises. The Code of Business Ethics has been translated into more than 30 languages. This ensures that it is accessible to everyone working for Ericsson. Upon recruitment, employees acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated during the term of employment. During 2015, the Code of Business Ethics was acknowledged by employees throughout Ericsson’s global organization. Through this process, Ericsson strives to raise awareness throughout its global operations.

Everyone working for Ericsson has an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

Compliance with regulations

Compliance with the Swedish Corporate Governance Code

        The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administrates the Code: www.corporategovernanceboard.se. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson does not report any deviations from the rules of the Code in 2015.

Compliance with applicable stock exchange rules

There has been no infringement by Ericsson of applicable stock exchange rules and no breach of good practice on the securities market reported by the disciplinary committee of Nasdaq Stockholm or the Swedish Securities Council in 2015.

Ericsson Annual Report on Form 20-F 2015

Governance structure

Shareholders may exercise their decision-making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.

A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of Board members and external auditor for election by the Annual General Meeting of shareholders and proposals of Board member and auditor remuneration.

In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies, which the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for the strategy and the organization of Ericsson and the management of its operations.

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with guidelines issued by the Board. The President and CEO is supported by the Executive Leadership Team (ELT).

The external auditor of Ericsson is elected by the General Meeting of shareholders.

Shareholders

Ownership structure

As of December 31, 2015, the Parent Company had 468,089 registered shareholders, of which 456,431 were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). Swedish institutions held approximately 54.66% of the votes. The largest shareholders as of December 31, 2015 were Investor AB with 21.50% of the votes and AB Industrivärden (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening), with 20.05% of the votes.

A significant number of the shares held by foreign investors are nominee-registered, i.e. held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

More information on Ericsson’s shareholders can be found in the chapter “Share Information” in the Annual Report.

Shares and voting rights

The share capital of the Parent Company consists of two classes of shares listed on Nasdaq Stockholm: A and B shares. Each Class A share carries one vote and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.

The Parent Company may also issue Class C shares, which shares are converted into Class B shares before they are used to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders.

In the United States, the Ericsson Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.

The members of the Board of Directors and the Executive Leadership Team have the same voting rights on shares as other shareholders holding the same class of shares.

Ericsson Annual Report on Form 20-F 2015

General Meetings of shareholders

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the Articles of Association

•	Resolution to transfer treasury stock to employees participating in long-term variable compensation programs.

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously translated into English. All documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Leadership Team is present to answer such questions.

The external auditor is always present at the AGM.

Ericsson’s Annual General Meeting 2015

Including shareholders represented by proxy, 3,009 shareholders were represented at the AGM held on April 14, 2015, representing more than 68% of the votes.

The meeting was also attended by members of the Board of Directors, members of the Executive Leadership Team (ELT) and the external auditor.

Decisions of the AGM 2015 included:

•	Payment of a dividend of SEK 3.40 per share

•	Re-election of Leif Johansson as Chairman of the Board of Directors

•	Re-election of other members of the Board of Directors: Roxanne S. Austin, Nora Denzel, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Kristin Skogen Lund, Hans Vest-berg and Jacob Wallenberg

•	Election of new Board members: Anders Nyrén and Sukhinder Singh Cassidy

•	Approval of Board of Directors’ fees:

•	Chairman: SEK 4,000,000 (previously SEK 3,975,000)

•	Other non-employee Board members: SEK 975,000 each (previously SEK 950,000)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

•	Other non-employee members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance and Remuneration Committees: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of Guidelines for remuneration to Group management

•	Implementation of a Long-Term Variable Compensation Program 2015.

The minutes from the AGM 2015 are available on Ericsson’s website.

Contact the Board of Directors

The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

boardsecretariat@ericsson.com

Annual General Meeting 2016

Ericsson’s AGM 2016 will take place on April 13, 2016 at Stockholm Waterfront Congress Centre in Stockholm. Further information is available on Ericsson’s website.

Ericsson Annual Report on Form 20-F 2015

Nomination Committee

The Annual General Meeting of shareholders has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedures for appointing its members. The instruction applies until the General Meeting of shareholders resolves otherwise. Under the instruction, the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held, and

•	The Chairman of the Board of Directors.

The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

The current Nomination Committee members, appointed in May 2015 are:

•	Petra Hedengran (Investor AB), Chairman of the Nomination Committee

•	Johan Held (AFA Försäkring)

•	Leif Johansson, Chairman of the Board of Directors

•	Bengt Kjell (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse)

•	Marianne Nilsson (Swedbank Robur Fonder).

The tasks of the Nomination Committee

The main task of the Committee is to propose Board members for election by the AGM. As member of the Nomination Committee, the Chairman of the Board of Directors fulfils an important role to inform the Committee of the Company’s strategy and future challenges. Such insights are necessary for the Committee to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.

The Nomination Committee also makes the following proposals, for resolution by the AGM:

•	Proposal for remuneration to non-employee Directors elected by the AGM and remuneration to the auditor

•	Proposal for election of auditor, whereby candidates are selected in cooperation with the Audit Committee of the Board

•	Proposal for election of Chairman at the AGM.

Work of the Nomination Committee for the AGM 2016

The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. A good understanding of Ericsson’s business and strategy is important for the members of the Nomination Committee. Therefore, the Committee met with Ericsson’s President and CEO who, together with the Chairman of the Board, presented their views on the Company’s position and strategy.

The Committee was thoroughly informed of the results of the evaluation of the Board work and procedures, including the performance of the Chairman of the Board. On this basis, the Committee has assessed the competence and experience required by Ericsson Board members as well as the need for improvement of the composition of the Board in terms of diversity in age, gender and cultural/geographic background.

The Nomination Committee aims to propose a composition of Board members with complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective and the Committee makes particular efforts to identify potential female candidates that would bring relevant expertise and competence to the Board, while also improving the gender balance. The Nomination Committee considers the need for renewal and diversity and carefully assesses whether the proposed Directors have the capability to devote necessary time and care to the Board work.

In 2015, the Committee met with the Chairman of the Audit Committee to acquaint itself with the assessments made by the Company and the Audit Committee of the quality and efficiency of external auditor work. The Audit Committee also provided its recommendations on external auditor and audit fees.

As of February 26, 2016 the current Nomination Committee has held 6 meetings.

Contact the Nomination Committee

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

nomination.committee@ericsson.com

Proposals to the Nomination Committee

Shareholders may submit proposals to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website.

Ericsson Annual Report on Form 20-F 2015

Board of Directors

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who is responsible for managing the day-to-day operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson. This includes updates on business development, results, financial position and liquidity.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected a Director of the Board, but, under the Swedish Companies Act, the President of a public company may not be elected Chairman of the Board.

Conflicts of interest

Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third-party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.

The Audit Committee has implemented a procedure for related-party transactions and a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors

The current Board of Directors consists of 11 Directors elected by the shareholders at the AGM 2015 for the period until the close of the AGM 2016. It also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. The President and CEO, Hans Vestberg, is the only Board member who was also a member of Ericsson’s management during 2015.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure and Committee charters outlining rules for the distribution of tasks among the Board, its Committees and the President and CEO. This complements rules in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure and the Committee charters are reviewed, evaluated and amended by the Board as required or appropriate, and are adopted by the Board at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. Ericsson can rely on exemptions from certain US requirements.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2015 that, for purposes of the Code, at least seven of the nominated Directors were independent from Ericsson, its senior management and its major shareholders. These were Roxanne S. Austin, Nora Denzel, Alexander Izosimov, Leif Johansson, Ulf J. Johansson, Kristin Skogen Lund and Sukhinder Singh Cassidy.

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda. In addition to Board meetings, the annual work cycle of the Board includes two Board Strategic Days held in connection with Board meetings. The Board Strategic Days are described below under Training and Board Strategic Days.

As the Board is responsible for financial oversight, financial information is presented and evaluated at each Board meeting. Furthermore, the Chairmen of each Committee, report on Committee work at each Board meeting and minutes from Committee meetings are distributed to all Directors prior to the Board meetings.

At Board meetings, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance. Board and Committee meetings may, as appropriate, be held by way of telephone or video conference, and resolutions may be taken per capsulam (unanimous written consent). Such resolutions are accounted for as Board/Committee meetings.

Ericsson Annual Report on Form 20-F 2015

The 2015 annual work cycle of the Board:

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board held a meeting which focused on the financial results of the entire year 2014 and handled the fourth-quarter financial report.

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, was held in connection with a Board meeting in the spring.

•	Board meeting

In March, an ordinary Board meeting was held to address various matters, including regular executive succession planning review.

•	Statutory Board meeting

The statutory Board meeting was held in connection with the AGM 2015. At this meeting, members of each of the three Board Committees were appointed and the Board resolved on signatory power.

•	First interim report meeting

At the next ordinary meeting, the Board handled the interim financial report for the first quarter of the year.

•	Main strategy meeting

Various strategic issues are addressed at most Board meetings and, in accordance with the annual cycle for the strategy process, a main strategy Board meeting was held, in essence dedicated to short- and long-term strategies of the Group. Following the Board’s input on, and approval of, the overall strategy, the strategy was cascaded throughout the entire organization, starting at the Global Leadership Summit with Ericsson’s top 250 leaders.

•	Second interim report meeting

At the second interim report meeting, the Board handled the interim financial report for the second quarter of the year.

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, was held in connection with a Board meeting following the summer.

•	Follow-up strategy and risk management meeting

Following the summer, a meeting was held to address particular strategy matters in further detail and to finally confirm the Group strategy. The meeting also addressed the overall risk management of the Group.

•	Third interim report meeting

A Board meeting was held to handle the interim financial report for the third quarter of the year. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.

•	Budget and financial outlook meeting

A meeting was held for the Board to address the budget and financial outlook as well as to further analyze internal and external risks.

Ericsson Annual Report on Form 20-F 2015

Training and Board Strategic Days

All new Directors receive comprehensive training tailored to their individual needs. Introductory training typically includes meetings with the heads of the business units and Group functions, as well as training required by Nasdaq Stockholm on listing issues and insider rules. In addition, the company arranges training for Board members at regular intervals.

Bi-annual Board Strategic Days are arranged for Board members as part of ordinary Board meetings, normally spanning one full day each. The Board Strategic Days focus on combining strategy issues with making deep dives into issues of importance for the Ericsson Group. The purpose of the Board Strategic Days is to ensure that members of the Board have knowledge and understanding of the business activities of the Group, the business environment and the Group’s strategic options and challenges. Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competences of the Directors. The Board Strategic Days also form an important platform for contacts between Directors and talent from different parts of Ericsson’s organization where the Board gets the opportunity to meet Ericsson employees and leaders. Such contacts and meetings are highly valued by the Board as part of the Board’s involvement in Ericsson’s talent management.

As a rule, the Board Strategic Days also include sustainability and corporate responsibility updates for Board members.

Auditor involvement

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor reports to management on the accounting and financial reporting practices of the Group.

The Audit Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor has been instructed to report on whether the accounts, the management of funds and the general financial position of the Group are presented fairly in all material respects.

In addition, the Board reviews and assesses the process for financial reporting, as described later in “Internal control over financial reporting 2015”. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.

Work of the Board of Directors in 2015

In 2015, eleven Board meetings were held. For attendance at Board meetings, see the table on page 113.

Strategy and risk management are always high on the Board’s agenda and the bi-annual Board Strategic Days aim at providing the Board with good insight into these matters. Sustainability and corporate responsibility are increasingly important to Ericsson and are integrated into Ericsson’s business strategy.

Ericsson Annual Report on Form 20-F 2015

The Board continuously monitors the international developments and their possible impact on Ericsson. Industry transformation, talent management, targeted areas, cyber security, profitability, cost reductions and efficiency gains are among the matters that have continued to be in focus within Ericsson during the year. The Board also addressed the global business and technology partnership with Cisco and a number of acquisitions, including the acquisitions of Sunrise Technology and Envivio, Inc.

Board work evaluation

A key objective of the Board evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chairman of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.

In 2015, all Directors responded to written questionnaires, covering the Director’s individual performance, Board work in general, Committee work and the Chairman’s performance. The Chairman was not involved in the development or compilation of the questionnaire which related to his performance, nor was he present when his performance was evaluated. As part of the evaluation process, the Chairman of the Board also had individual discussions with each of the Directors. The results from the evaluations were presented to the Board and were thoroughly discussed. An action plan was developed in order to further improve the work of the Board. The Nomination Committee was informed of the results of the Board work and Chairman evaluation.

Committees of the Board of Directors

The Board of Directors has established three Committees: the Audit Committee, the Finance Committee and the Remuneration Committee. Members of each Committee are appointed for one year from amongst the Board members.

The task of the Committees is mainly to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine and handle certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters.

If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.

Prior to the Board meetings, each Committee submits the minutes from Committee meetings to the Board and the Chairman of the Committee reports on the work of the Committee at each Board meeting.

Audit Committee

On behalf of the Board, the Audit Committee monitors the following:

•	The scope and accuracy of the financial statements

•	Compliance with legal and regulatory requirements

•	Internal control over financial reporting

•	Risk management

•	The effectiveness and appropriateness of the Group’s anti-corruption program.

The Audit Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees.

The Audit Committee itself does not perform audit work. Ericsson’s internal audit function reports directly to the Audit Committee.

Ericsson’s external auditor is elected by the AGM. The Committee is involved in the preparatory work for the Nomination Committee to propose external auditor for election by the AGM. It also monitors Group transactions and the

Ericsson Annual Report on Form 20-F 2015

ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.

In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.

The Audit Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistleblower procedures.

Whistleblower procedures

Ericsson’s whistleblower tool, Ericsson Compliance Line, managed by an external service provider, can be used for reporting of alleged violations of laws or the Code of Business Ethics that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Violations reported through the whistleblower tool are handled by Ericsson’s Group Compliance Forum, consisting of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. Information regarding any incident is reported to the Audit Committee. Reports include measures taken, details of the responsible Group function and the status of any investigation.

Members of the Audit Committee

The Audit Committee consists of four Board members appointed by the Board. The members appointed by the Board in connection with the AGM 2015 are: Ulf J. Johansson (Chairman), Kristina Davidsson, Alexander Izosimov and Kristin Skogen Lund. In October 2015, Mikael Lännqvist (employee representative) was appointed as a new member of the Audit Committee replacing Kristina Davidsson. The Board has appointed shareholder elected Board members with CEO experience to the Committee.

The composition of the Audit Committee meets all applicable independence requirements. The Board of Directors has determined that each of Ulf J. Johansson, Alexander Izosimov and Kristin Skogen Lund is an audit committee financial expert, as defined under the SEC rules. Each of them is considered independent under applicable US securities laws, SEC rules and NASDAQ Stock Market Rules and each of them is financially literate and familiar with the accounting practices of an international company, such as Ericsson.

Work of the Audit Committee in 2015

The Audit Committee held nine meetings in 2015. Directors’ attendance is reflected in the table on page 113. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditor. It also monitored the external audit fees and approved non-audit services performed by the external auditor in accordance with the Committee’s pre-approval policies and procedures.

The Committee approved the annual risk assessment and audit plan for the internal audit function and reviewed its reports. Prior to publishing it, the Committee also reviewed and discussed each interim report and the annual report with the external auditor.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process.

Finance Committee

The Finance Committee’s responsibilities include:

•	Handling matters related to acquisitions and divestments

•	Handling capital contributions to Group and affiliated companies

•	Raising loans, issuing guarantees and similar undertakings, and approving financial support to customers and suppliers

•	Continuously monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as:

•	Direct or indirect financing

•	Provision of credits

•	Granting of guarantees and similar undertakings

•	Certain investments, divestments and financial commitments.

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board. The members appointed by the Board in connection with the AGM 2015 are: Leif Johansson (Chairman), Pehr Claesson, Anders Nyrén and Jacob Wallenberg. The Board has appointed shareholder elected Board members with extensive industrial and financial experience to the Committee.

Work of the Finance Committee in 2015

The Finance Committee held nine meetings in 2015. Directors’ attendance is reflected in the table on page 113. During the year, the Finance Committee approved numerous customer finance credit arrangements and reviewed

Ericsson Annual Report on Form 20-F 2015

a number of potential mergers and acquisitions and real estate investments. The Finance Committee spent significant time discussing and securing an adequate capital structure, as well as examining cash flow and working capital performance. International developments and their impact on Ericsson are continuously monitored, as well as Ericsson’s financial position, foreign exchange and credit exposures.

Remuneration Committee

The Remuneration Committee’s responsibilities include:

•	Reviewing and preparing for resolution by the Board proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Reviewing and preparing for resolution by the Board proposals to the AGM on guidelines for remuneration to the ELT.

•	Approving proposals on salary and other remuneration, including retirement compensation, for the members of the ELT.

•	Reviewing and preparing for resolution by the Board proposals to the AGM on the Long-Term Variable Compensation Program and similar equity arrangements.

In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data before approving any salary adjustments for the members of the ELT and before preparing salary adjustment recommendations for the President and CEO for resolution by the Board.

Members of the Remuneration Committee

The Remuneration Committee consists of four Board members, appointed by the Board. The members appointed by the Board in connection with the AGM 2015 are: Leif Johansson (Chairman), Börje Ekholm, Roxanne S. Austin and Karin Åberg. The Board has appointed shareholder elected Board members to the Committee with experiences from different markets of relevance to the Group, including the Swedish and US markets.

An independent expert advisor, Piia Pilv, has been appointed by the Remuneration Committee to advise and assist the Committee.

Work of the Remuneration Committee in 2015

The Remuneration Committee held four meetings in 2015. Director’s attendance is reflected in the table on page 113.

The Remuneration Committee reviewed and prepared a proposal for the Long-Term Variable Compensation program (LTV) 2015 for resolution by the Board and further approval by the AGM 2015. It further resolved on salaries and Short-Term Variable remuneration for 2015 for the members of the ELT and prepared proposals regarding remuneration to the President and CEO for resolution by the Board. It also prepared guidelines for remuneration to the ELT for resolution by the Board and subsequent referral to the AGM for approval.

The Remuneration Committee concluded its analysis of the current LTV structure and executive remuneration. The resulting proposals on LTV and guidelines for remuneration to the ELT will be referred to the AGM 2016 for resolution.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – Note C28 “Information regarding members of the Board of Directors, the Group management and employees” and the “Remuneration Report” included in the Annual Report.

Ericsson Annual Report on Form 20-F 2015

Directors’ attendance and fees 2015

	Fees resolved by the AGM 2015			Number of Board/Committee meetings attended in 2015
Board member	Board fees, SEK 1)		Committee fees, SEK	Board	Audit Committee	Finance Committee	Remuneration Committee
Leif Johansson	4,000,000		400,000	11	—	9	4
Sverker Martin-Löf 2)	—		—	3	—	2	—
Anders Nyrén 3)4)	975,000		175,000	8	—	7	—
Jacob Wallenberg	975,000		175,000	11	—	9	—
Roxanne S. Austin	975,000		175,000	11	—	—	4
Sir Peter L. Bonfield 5)	—		—	2	2	—	—
Nora Denzel	975,000		—	11	—	—	—
Börje Ekholm	975,000		175,000	11	—	—	4
Alexander Izosimov 6)	975,000		250,000	11	6	—	—
Ulf J. Johansson	975,000		350,000	11	9	—	—
Sukhinder Singh Cassidy 3)	975,000		—	7	—	—	—
Kristin Skogen Lund 6)	975,000		250,000	11	6	—	—
Hans Vestberg	—		—	11	—	—	—
Pär Östberg 5)	—		—	3	3	—	—
Pehr Claesson	27,000	11)	—	11	—	9	—
Kristina Davidsson 7)	15,000	11)	—	7	6	—	—
Mikael Lännqvist 8)	10,500	11)	—	4	3	—	—
Karin Åberg	21,000	11)	—	11	—	—	4
Rickard Fredriksson 9)	10,500	11)	—	7	—	—	—
Zlatko Hadzic 10)	4,500	11)	—	3	—	—	—
Karin Lennartsson	16,500	11)	—	11	—	—	—
Roger Svensson	13,500	11)	—	10	—	—	—

Total number of meetings				11	9	9	4

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Resigned from the Board and from the Finance Committee as of April 14, 2015.
3)	Elected member of the Board at the AGM held on April 14, 2015.
4)	Appointed member of the Finance Committee as of April 14, 2015.
5)	Resigned from the Board and from the Audit Committee as of April 14, 2015.
6)	Appointed member of the Audit Committee as of April 14, 2015.
7)	Resigned from the Board and from the Audit Committee as of August 26, 2015.
8)	Appointed employee representative as of August 26, 2015 and member of the Audit Committee as of October 2015.
9)	Resigned from the Board as of August 26, 2015.
10)	Appointed deputy employee representative as of August 26, 2015.
11)	Employee representative Board members and their deputies are not entitled to a Board fee, but instead get paid compensation in the amount of SEK 1,500 per attended Board meeting, and since the AGM 2015 per attended Committee meeting.

Remuneration to Board members

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2015 approved the Nomination Committee’s proposal for fees to the non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2015, please refer to Notes to the consolidated financial statements—Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The AGM 2015 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares. A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Director’s right to receive payment with regard to allocated synthetic shares occurs, as a general rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2015 and to the minutes from the AGM 2015, which are available at Ericsson’s website.

Ericsson Annual Report on Form 20-F 2015

Members of the Board of Directors

Board members elected by the AGM 2015

Leif Johansson (first elected 2011)

Chairman of the Board of Directors, Chairman of the Remuneration Committee and of the Finance Committee

Born 1951. Master of Science in Engineering, Chalmers University of Technology, Gothenburg, Sweden.

Board Chairman: Astra Zeneca PLC.

Board Member: Svenska Cellulosa Aktiebolaget SCA and Ecolean AB.

Holdings in Ericsson: 41,933 Class B shares 1), and 12,000 Class B shares held via endowment insurance 2).

Principal work experience and other information: Member of the European Round Table of Industrialists since 2002, and served as its Chairman 2009–2014. President of the Royal Swedish Academy of Engineering Sciences since 2012. Chairman of the International Advisory Board of the Nobel Foundation. President and CEO of AB Volvo 1997–2011. Executive Vice President of AB Electrolux 1988–1991, President 1991–1994 and President and CEO of AB Electrolux 1994–1997. Holds honorary Doctorates at Blekinge Institute of Technology, the University of Gothenburg and Chalmers University of Technology. Awarded the Large Gold Medal of the Royal Swedish Academy of Engineering Sciences in 2011.

Anders Nyrén (first elected 2015)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1954. Bachelor of Science in Economics, Stockholm School of Economics and Master of Business Administration from Anderson School of Management, UCLA, USA.

Board Member: AB Volvo, Stockholm School of Economics, and Handelshögskoleföreningen at Stockholm School of Economics, Ernström & Co AB, Coalalife Science AB and Confederation of Swedish Enterprises.

Holdings in Ericsson: 4,401 Class B shares 1).

Principal work experience and other information: Vice President of the Royal Swedish Academy of Engineering Sciences since 2014. President and CEO of AB Industrivärden 2001–2015. CFO and Executive Vice President of Skanska AB 1997–2001. Director Capital Markets Nordbanken 1996–1997. CFO and Executive Vice President of Securum AB 1992–1996. President of OM International AB 1987–1992. Previous positions within STC Scandinavian Trading Co AB and AB Wilhelm Becker. Board member in Telefonaktiebolaget LM Ericsson 2006–2013. Honorary Doctorate of Economics at Stockholm School of Economics.

Jacob Wallenberg (first elected 2011)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1956. Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.

Board Chairman: Investor AB.

Deputy Board Chairman: SAS AB and ABB Ltd.

Board Member: The Knut and Alice Wallenberg Foundation and the Stockholm School of Economics.

Holdings in Ericsson: 2,703 Class B shares1), and 20,053 synthetic shares3).

Principal work experience and other information: Chairman of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chairman of SEB’s Board of Directors 1998–2005. Executive Vice President and CFO of Investor AB 1990–1993. Honorary Chairman of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of The European Round Table of Industrialists.

Roxanne S. Austin (first elected 2008)

Member of the Remuneration Committee

Born 1961. Bachelor of Business Administration in Accounting, University of Texas, San Antonio, USA.

Board Member: Abbott Laboratories, AbbVie Inc., Target Corporation and Teledyne Technologies Inc.

Holdings in Ericsson: 3,000 Class B shares 1), and 22,065 synthetic shares 3).

Principal work experience and other information: President and CEO of Austin Investment Advisors since 2004. President and CEO of Move Networks Inc. 2009–2010. President and COO of DirecTV 2001–2003. Corporate Senior Vice President and CFO of Hughes Electronics Corporation 1997–2000, which she joined in 1993. Previously a partner at Deloitte & Touche. Member of the California State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2015.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Shares held via endowment insurance include shares held under an insurance under which the insurance holder may make investment decisions with respect to the shares (Sw: “kapitalförsäkring” or “depåförsäkring”) and include holdings by related natural and legal persons, as well as holdings of ADS, if applicable.
3)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 113 for further information.

Ericsson Annual Report on Form 20-F 2015

Nora Denzel (first elected 2013)

Born 1962. Master of Science in Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.

Board Member: Advanced Micro Devices, Inc., Outerwall, Inc. and Saba Software.

Holdings in Ericsson: 3,850 Class B shares1), and 5,489 synthetic shares3).

Principal work experience and other information: January 2015 – August 2015 CEO (interim) of Outerwall Inc. 2008–2012 Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division. Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions; (2000–2006), Senior Vice President Product Operations Legato Systems (bought by EMC) and various engineering, marketing and executive positions at IBM. Non-Profit board member of the Anita Borg Institute and the Northern California Chapter of the National Association of Corporate Directors (NACD). Industrial Advisor to the Private Equity Firm EQT.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Board Chairman: KTH Royal Institute of Technology, Stockholm and NASDAQ OMX Group Inc.

Board Member: Alibaba, Inc., Chalmers Innovation AB and Trimble Navigation Ltd.

Holdings in Ericsson: 30,760 Class B shares1), and 42,148 synthetic shares3).

Principal work experience and other information: CEO of Patricia Industries, newly created division within Investor AB, since 2015. President and CEO of Investor AB 2005–2015. Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Member of the Board of Trustees of Choate Rosemary Hall.

Alexander Izosimov (first elected 2012)

Member of the Audit Committee

Born 1964. Master of Business Administration, INSEAD, France and Master of Science in Production Management Systems and Computer Science, Moscow Aviation Institute, Russian Federation.

Board Member: Modern Times Group MTG AB, EVRAZ Group S.A. and Transcom WorldWide SA.

Holdings in Ericsson: 1,600 Class B shares1), 50,000 Class B shares held via endowment insurance2), and 11,785 synthetic shares3).

Principal work experience and other information: CEO and President of VimpelCom 2003–2011. Previous positions with Mars Inc., including Member of the Global Executive Board and Regional President for CIS, Central Europe and Nordics. Earlier positions with McKinsey & Co as consultant in the Stockholm and London offices. Served as GSMA Board member 2005–2008 and Chairman of GSMA 2008–2010.

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945. Doctor of Technology and Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Board Chairman: Acando AB, Eurostep Group AB and Trimble Navigation Ltd.

Board Member: European Institute of Innovation and Technology.

Holdings in Ericsson: 6,435 Class B shares1).

Principal work experience and other information: Founder of Europolitan Vodafone AB, where he was the Chairman of the Board 1990–2005. Previous positions at Spectra-Physics AB as President and CEO and at Ericsson Radio Systems AB. Member of the Royal Swedish Academy of Engineering Sciences.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2015.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Shares held via endowment insurance include shares held under an insurance under which the insurance holder may make investment decisions with respect to the shares (Sw: “kapitalförsäkring” or “depåförsäkring”) and include holdings by related natural and legal persons, as well as holdings of ADS, if applicable.
3)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 113 for further information.

Ericsson Annual Report on Form 20-F 2015

Board members elected by the AGM 2015, cont.

Kristin Skogen Lund (first elected 2013)

Member of the Audit Committee

Born 1966. Master of Business Administration, INSEAD, France. Bachelor in International Studies and Business Administration, University of Oregon, USA.

Board Member: None.

Holdings in Ericsson: 8,293 synthetic shares2).

Principal work experience and other information: Director General of the Confederation of Norwegian Enterprise (NHO) since 2012. Executive Vice President and Head of Digital Services and Broadcast and Executive Vice President and Head of Nordic Region, Group Executive Management at Telenor 2010–2012. Previous positions include Chief Executive Officer and Commercial Director at Aftenposten, Chief Executive Officer at Scanpix, Managing Director and Editor in Chief at Scandinavia Online, and several positions at the Coca-Cola Company, Unilever and Norges Eksportråd.

Sukhinder Singh Cassidy (first elected 2015)

Born 1970. Bachelor of Arts Degree in Honors Business Administration from the Richard Ivey School of Business, University of Western Ontario, Canada.

Board Chairman: Joyus.com.

Board Member: Tripadvisor LLC.

Holdings in Ericsson: 2,513 synthetic shares2).

Principal work experience and other information: Founder, Chairman and CEO of Joyus.com since 2011. CEO of Polyvore, Inc. 2010, CEO-in-Residence of Accel Partners 2009–2010, senior executive positions with Google Inc., 2003–2009, including President, Asia-Pacific and Latin America Sales & Operations, Vice President Asia-Pacific and Latin America, and General Manager, Local Search & Content Partnerships. Previous positions with Yodlee.com, Amazon.com, British Sky Broadcasting Group and Merrill Lynch. Member of the Advisory Council of Princeton University’s Department of Computer Science since 2012.

Hans Vestberg (first elected 2010)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Chairman: Svenska Handbollförbundet.

Board Member: Thernlunds AB, UN Foundation and the Whitaker Peace and Development Initiative.

Holdings in Ericsson: 409,234 Class B shares1).

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since January 1, 2010. Previously First Executive Vice President, CFO and Head of Group Function Finance and Executive Vice President and Head of Business Unit Global Services. Various positions in the Group since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile. International advisor to the Governor of Guangdong, China and co-chairman of the Russian-Swedish Business Council. Founding member of the Broadband Commission for Digital Development. Member of the Leadership Council of the United Nations Sustainable Development Solutions Network.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2015.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 113 for further information.

Ericsson Annual Report on Form 20-F 2015

Board members and deputies appointed by the trade unions (as of December 31, 2015)

Pehr Claesson (first appointed 2008)

Employee representative, Member of the Finance Committee

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson: 2,138 Class B shares1).

Employed since 1997. Has currently a Strategic and Tactical Marketing Manager position in the Strategy, Marketing and Communication team at Business Unit Global Services.

Mikael Lännqvist (first appointed 2015)

Employee representative, Member of the Audit Committee

Born 1969. Appointed by the union IF Metall.

Holdings in Ericsson: 1,246 Class B shares1).

Employed since 1995. Working as Analysis Technician within Business Unit Radio.

Karin Åberg (first appointed 2007)

Employee representative, Member of the Remuneration Committee

Born 1959. Appointed by the union Unionen.

Holdings in Ericsson: 4,022 Class B shares1).

Employed since 1998. Working as a Service Engineer within the IT organization.

Zlatko Hadzic (first appointed 2015)

Deputy employee representative

Born 1970. Appointed by the union IF Metall.

Holdings in Ericsson: None1).

Employed since 2010. Working as NPI Operator within Business Unit Radio.

Karin Lennartsson (first appointed 2010)

Deputy employee representative

Born 1957. Appointed by the union Unionen.

Holdings in Ericsson: 752 Class B shares1).

Employed since 1976. Working as Process Expert within Group Function Business Excellence & Common Functions.

Roger Svensson (first appointed 2011)

Deputy employee representative

Born 1971. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson: 13,570 Class B shares1).

Employed since 1999. Working as Global Process Architect for Test within Business Unit Radio.

Hans Vestberg was the only Director who held an operational management position at Ericsson in 2015.

No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person. Sir Peter L. Bonfield, Sverker Martin-Löf and Pär Östberg left the Board in connection with the AGM 2015 and Anders Nyrén and Sukhinder Singh Cassidy were elected new members of the Board at the AGM 2015. In August 2015, Kristina Davidsson, employee representative, and Rickard Fredriksson, deputy employee representative, were replaced by Mikael Lännqvist and Zlatko Hadzic, respectively. Karin Lennartsson, deputy employee representative, was replaced by Kjell-Åke Soting as of January 1, 2016.

1)	The number of shares reflects ownership as of December 31, 2015 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2015

Management

The President/CEO and the Executive Leadership Team

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. The President and CEO is responsible for the management of day-to-day operations and is supported by the Executive Leadership Team (the “ELT”). The ELT members as of December 31, 2015, are presented on pages 122–125.

The role of the ELT is to:

•	Establish a strong corporate culture, a long-term vision and Group strategies and policies, all based on objectives stated by the Board.

•	Determine targets for operational units, allocate resources and monitor unit performance.

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

Remuneration to the Executive Leadership Team

Guidelines for remuneration to the ELT were approved by the AGM 2015. For further information on fixed and variable remuneration, see the Remuneration Report and Notes to the consolidated financial statements – Note C28, “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The Ericsson Group Management System

Ericsson has one global management system, known as the Ericsson Group Management System (EGMS) to drive corporate culture and to ensure that the business is managed:

•	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees).

•	Within established risk limits and with reliable internal control.

•	In compliance with relevant applicable laws, listing requirements, governance codes and corporate responsibilities.

The EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through process and organization descriptions, policies, directives and instructions. The management system is applied in all Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson works. The EGMS is founded on ISO 9001 (international standard for quality management systems) but is designed as a dynamic governance system, enabling Ericsson to adapt the system to evolving demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson does not implement external requirements without analyzing them and putting them into the Ericsson context.

The EGMS comprises three elements:

•	Management and control

•	Ericsson business processes

•	Organization and resources.

Management and control

Ericsson’s strategy and target-setting processes consider the demands and expectations of customers as well as other key stakeholders. Ericsson uses balanced scorecards as tools for translating strategic objectives into a set of performance indicators for its operational units. Based on annual strategy work, these scorecards are updated with targets for each unit for the next year and are communicated throughout the organization.

Group-wide policies and directives govern how the organization works and are core elements in managing and controlling Ericsson. The Group Policies and Directives include, among other things, a Code of Business Ethics, a Code of Conduct and accounting and reporting directives to fulfill external reporting requirements.

Ericsson has a Group Steering Documents Committee for purposes of aligning policies and directives with Group strategies, values and structures.

Ericsson Annual Report on Form 20-F 2015

Ericsson business processes

As a market leader, Ericsson utilizes the competitive advantages that are gained through global scale and has implemented common processes and IT tools across all operational units worldwide. Customer requirements are identified, clarified and formalized in Ericsson Business Processes where requirements transform from theory to practice. Ericsson attempts to reduce costs with efficient and effective process flows and with standardized internal controls and performance indicators.

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure. The operational structure aligns accountability and authority regardless of country borders and supports the process flows with cross-country operations. In the operational structure, Ericsson is organized in group functions, segments, business units and regions. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with eighty branch offices with representation (via legal entities, branch and representative offices) in more than 150 countries.

Chief Compliance Officer

Ericsson has a Chief Compliance Officer (CCO), reporting to the Chief Legal Officer, whose responsibilities among other things include to further develop Ericsson’s anti-corruption program. Attention from senior-management level on anti-corruption and compliance is crucial, as is ensuring that these matters are addressed from a cross-functional perspective. Ericsson’s anti-corruption program is reviewed and evaluated by the Audit Committee at least annually.

Audits, assessments and certification

The purpose of audits and assessments is to determine levels of compliance and to provide valuable information for understanding, analyzing and continually improving performance. Management monitors compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits.

Due to demands and requirements from customers and other external stakeholders, Ericsson sometimes needs to take decisions on certification in order to stay competitive in the market. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third-party assessment.

As the EGMS is a global system, group-wide certificates are issued by a third-party certification body proving that the system is efficient throughout the whole organization. Ericsson is currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment) and OHSAS 18001 (Health & Safety). Selected Ericsson units are also certified to additional standards, for example ISO 27001 (Information Security) and TL 9000 (telecom-specific standard). EGMS is also audited within the scope of the audit plan of Ericsson’s internal audit function.

Ericsson’s external financial audits are performed by PricewaterhouseCoopers, and ISO/management system audits by Intertek (from January 1, 2016, ISO/management system audits will be performed by Ernst & Young). Internal audits are performed by the company’s internal audit function which reports to the Audit Committee.

Ericsson conducts audits of suppliers in order to secure compliance with Ericsson’s Code of Conduct, which includes rules that suppliers to the Ericsson Group must comply with.

Risk management

Ericsson’s risk management is integrated into the operational processes of the business, and is a part of the EGMS to ensure accountability, effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements. The Board of Directors is also overseeing the Company’s risk management. Risks related to long-term objectives with reference to core business, targeted areas and new areas, are discussed and strategies are formally approved by the Board as part of the annual strategy process. Risks related to annual targets for the Company are also reviewed by the Board and then monitored continuously during the year. Certain transactional risks require specific Board approval, e.g. acquisitions, management remuneration, borrowing or customer finance in excess of pre-defined limits.

Ericsson Annual Report on Form 20-F 2015

Operational, financial and compliance risks

Operational and financial risk

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as information security, IT security, corporate responsibility and business continuity and insurable risks. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee. The policy governs risk exposures related to foreign exchange, liquidity/financing, interest rates, credit risk and market price risk in equity instruments. For further information on financial risk management, see Notes to the consolidated financial statements – Note C14, “Trade receivables and customer finance,” Note C19, “Interest-bearing liabilities” and Note C20, “Financial risk management and financial instruments” in the Annual Report.

Compliance risks

Ericsson has implemented Group policies and directives in order to comply with applicable laws and regulations, as well as its Code of Business Ethics and Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to comply with financial reporting standards and stock market regulations.

Risk mitigation

Examples of significant activities to mitigate risks are:

•	Conducting regular supplier Code of Conduct audits

•	Continuously assessing and managing risks relating to Corporate Responsibility

•	Conducting business continuity management in an efficient way

•	Continuously monitoring information systems to guard against data breaches

•	Reviewing top risks and mitigating actions in regular monthly reporting and at various internal governance meetings

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. Ericsson therefore reviews its long-term objectives, main strategies and business scope on an annual basis and continuously works on its tactics to reach these objectives and to mitigate any risks identified.

In the annual strategy and target setting process, objectives are set for the next three to five years. Risks are assessed and strategies are developed to achieve the objectives. The strategy process in the Company is well established and involves regions, business units and group functions. The strategy is summarized and

Ericsson Annual Report on Form 20-F 2015

discussed in a yearly Leadership Summit with approximately 250 leaders from all parts of the business attending. By involving all parts of the business in the process, potential risks are identified early and mitigating actions can be incorporated in the strategy and in the annual target-setting process following the finalization of the strategy.

Key components in the evaluation of risk related to Ericsson’s long-term objectives include technology development, cyber security related matters, industry and market fundamentals, the development of the economy, the political and international environment, health and environmental aspects and laws and regulations.

The outcome of the strategy process forms the basis for the annual target-setting process, which involves regions, business units and group functions. Risks related to the targets are identified as part of this process together with actions to mitigate the identified risks. Follow-up of targets, risks and mitigating actions are reported and discussed continuously in internal governance meetings and are reviewed by the Board of Directors.

Ericsson continuously strives to improve its risk management and believes that it is important that the entire global organization takes part in the risk management and strategy work. The risk management framework implemented during 2012 is continuosly reviewed and further

Example of risk heat map document

Risk heat maps are generated by business units, regions and Group functions in four risk categories:

•	Industry & market

•	Commercial

•	Operational

•	Compliance

Ericsson Annual Report on Form 20-F 2015

Members of the Executive Leadership Team

Hans Vestberg

President and CEO (since 2010) and Head of Segment Networks since 2015

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Chairman: Svenska Handbollförbundet.

Board Member: Telefonaktiebolaget LM Ericsson, Thernlunds AB, UN Foundation and the Whitaker Peace and Development Initiative.

Holdings in Ericsson1): 409,234 Class B shares.

Background: Previously First Executive Vice President, CFO and Head of Group Function Finance and Executive Vice President and Head of Business Unit Global Services. Various positions in the Group since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile. International advisor to the Governor of Guangdong, China and co-chairman of the Russian-Swedish Business Council. Founding member of the Broadband Commission for Digital Development. Member of the Leadership Council of the United Nations Sustainable Development Solutions Network.

Jan Frykhammar

Executive Vice President, Chief Financial Officer and Head of Group Function Finance (since 2009)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Member: Attendo AB, Confederation of Swedish Enterprises, the Swedish International Chamber of Commerce and Teknikföretagen.

Holdings in Ericsson1): 46,355 Class B shares.

Background: Previously Senior Vice President and Head of Business Unit Global Services. Various previous positions within Ericsson including Sales and Business Control in Business Unit Global Services, CFO in North America and Vice President, Finance and Commercial within the Global Customer Account Vodafone.

Magnus Mandersson

Executive Vice President (since 2011) and Head of Segment and Business Unit Global Services (since 2010)

Born 1959. Bachelor of Business Administration, University of Lund, Sweden.

Board Member: Interogo Foundation.

Holdings in Ericsson1): 50,447 Class B shares.

Background: Previously Head of Business Unit CDMA, Market Unit Northern Europe, Global Customer Account Deutsche Telekom AG and Product Area Managed Services. Previously also President and CEO of SEC/Tele2 Europe and COO of Millicom International Cellular S.A.

Per Borgklint

Senior Vice President and Head of Segment and Business Unit Support Solutions (since 2011)

Born 1972. Master of Science in Business Administration, Jönköping International Business School, Sweden.

Board Member: None.

Holdings in Ericsson1): 5,953 Class B shares.

Background: Previously CEO of Net1 (Ice.net), Canal Plus Nordic and Versatel. Has also previously held several leading positions at Tele2.

The Board memberships and Ericsson holdings reported above are as of December 31, 2015.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2015

Bina Chaurasia

Senior Vice President, Chief Human Resources Officer and Head of Group Function Human Resources (since 2010)

Born 1962. Master of Science in Management and Human Resources, Ohio State University, USA, and Master of Arts in Philosophy, University of Wisconsin, USA.

Board Member: None.

Holdings in Ericsson1): 48,879 Class B shares.

Background: Joined Ericsson from Hewlett Packard, where she was Vice President of Global Talent Management. Has previously held senior HR leadership roles at Gap, Sun Microsystems and PepsiCo/Yum.

Ulf Ewaldsson

Senior Vice President, Chief Technology Officer and Head of Group Function Technology (since 2012)

Born 1965. Master of Science in Engineering and Business Management, Linköping Institute of Technology, Sweden.

Board Member: Lund University.

Holdings in Ericsson1): 35,560 Class B shares.

Background: Previously Head of Product Area Radio within Business Unit Networks. Has held various managerial positions within Ericsson since 1990. Member of the European Cloud Partnership Steering Board.

Nina Macpherson

Senior Vice President, Chief Legal Officer, Head of Group Function Legal Affairs and secretary to the Board of Directors (since 2011)

Born 1958. Master of Laws, LL.M., University of Stockholm, Sweden.

Board Member: The Association for Swedish Listed Companies and the Arbitration Institute of the Stockholm Chamber of Commerce (SCC).

Holdings in Ericsson1): 23,549 Class B shares.

Background: Previously Vice President and Deputy Head of Group Function Legal Affairs at Ericsson. Previous positions also include private practice and in-house attorney. Member of the Swedish Securities Council.

The Board memberships and Ericsson holdings reported above are as of December 31, 2015.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2015

Members of the Executive Leadership Team, cont.

Helena Norrman

Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing and Communications (since 2014)

Born 1970. Master of International Business Administration, Linköping University, Sweden.

Board Member: None.

Holdings in Ericsson1): 22,388 Class B shares.

Background: Senior Vice President and Head of Group Function Communications 2011-2014. Previously Vice President, Communications Operations at Group Function Communications. Has held various positions within Ericsson’s global communications organization since 1998. Previous positions as communications consultant.

Mats H. Olsson

Senior Vice President and Head of Ericsson Asia-Pacific (since 2013)

Born 1954. Master of Business Administration, Stockholm School of Economics, Sweden.

Board Member: None.

Holdings in Ericsson1): 100,351 Class B shares.

Background: International economic advisor to a number of Chinese provincial and municipal governments. Head of Region North East Asia, 2010–2012. Has held various executive positions across the Asia-Pacific region for more than 25 years, including Head of Market Unit Greater China and Head of Market Unit South East Asia.

Rima Qureshi

Senior Vice President, Chief Strategy Officer, Head of Group Function Strategy and Head of M&A (since 2014)

Born 1965. Bachelor of Information Systems and Master of Business Administration, McGill University, Montreal, Canada.

Board Member: MasterCard Incorporated and the Supervisory Board of Wolters Kluwer NV.

Holdings in Ericsson1): 11,991 Class B shares.

Background: Senior Vice President Strategic Projects 2013–2014, and Head of Business Unit CDMA Mobile Systems, 2010–2012. Previously Vice President of Strategic Improvement Program and Vice President Product Area Customer Support. Has held various positions within Ericsson since 1993.

Angel Ruiz

Head of Region North America (since 2010)

Born 1956. Bachelor of Electrical Engineering, University of Central Florida, USA, and Master of Management Science and Information Systems, Johns Hopkins University, USA.

Board Member: CTIA–The Wireless Association and Liberty Mutual Holding Company.

Holdings in Ericsson1): 96,371 Class B shares.

Background: Joined Ericsson in 1990 and has held a variety of technical, sales and managerial positions within the Company. Was appointed Head of Market Unit North America in 2001. Member of the US National Security Telecommunications Advisory Committee (NSTAC).

The Board memberships and Ericsson holdings reported above are as of December 31, 2015.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2015

Anders Thulin

Senior Vice President, Chief Information Officer and Head of Group Function Business Excellence and Common Functions (since 2013)

Born 1963. Degree in Economics and Business Administration from Stockholm School of Economics, Sweden, including MBA studies at the Western University, Ivey Business School, Canada.

Board Member: None.

Holdings in Ericsson1): 7,608 Class B shares.

Background: Joined Ericsson from McKinsey & Co where he was senior partner. Has more than 20 years of experience in implementing business excellence across diverse industries, including IT and telecom.

Jan Wäreby

Senior Vice President and Head of Group Function Sales (since 2014)

Born 1956. Master of Science, Chalmers University, Gothenburg, Sweden.

Board Member: Fingerprint Cards AB.

Holdings in Ericsson1): 54,168 Class B shares.

Background: Senior Vice President and Head of Group Function Sales and Marketing 2011–2014. Previously Senior Vice President and Head of Business Unit Multimedia and Executive Vice President and Head of Sales and Marketing for Sony Ericsson Mobile Communications.

The Board memberships and Ericsson holdings reported above are as of December 31, 2015.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Auditor

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently elected each year at the AGM pursuant to the Swedish Companies Act for a one-year mandate period. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit work

•

Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end financial statements

•	Reviewing and providing an audit opinion over the Annual Report

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance Report.

Current auditor

PricewaterhouseCoopers AB was elected auditor at the AGM 2015 for a period of one year, i.e. until the close of the AGM 2016.

PricewaterhouseCoopers AB has appointed Peter Nyllinge, Authorized Public Accountant, to serve as auditor in charge.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Notes to the consolidated financial statements—Note C30, “Fees to auditors” in the Annual Report.

Ericsson Annual Report on Form 20-F 2015

Internal control over financial reporting 2015

This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.

Since Ericsson is listed in the United States, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply, subject to certain exceptions. These regulate the establishment and maintenance of internal controls over financial reporting as well as management’s assessment of the effectiveness of the controls.

In order to support high-quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s internal control report according to SOX is included on page 91.

Disclosure policies

Ericsson’s financial reporting and disclosure policies aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent—enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility.

•	Consistent—comparable in scope and level of detail to facilitate comparison between reporting periods.

•	Simple—to support understanding of business operations and performance and to avoid misinterpretations.

•	Relevant—with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload.

•	Timely—with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner.

•	Fair and equal—where all material information is published via press releases to ensure that the whole investor community receives the information at the same time.

•	Complete, free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports.

•	Access to recent news.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with Nasdaq Stock-holm and NASDAQ New York. These procedures also require that such information is provided to management, including the CEO and the CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee comprises members with various expertise. It assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2015. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

During the period covered by the Annual Report 2015, there were no changes to the internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Control environment

The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies, directives and a Code of Business Ethics.

•	A strong corporate culture.

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority.

•	Several well-defined Group-wide processes for planning, operations and support.

Ericsson Annual Report on Form 20-F 2015

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:

•	Changes to laws.

•	Financial reporting standards and listing requirements, such as IFRS and SOX.

The processes include specific controls to be performed to ensure high-quality financial reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. The financial controller functions are organized in a number of Company Control Hubs, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.

Risk assessment

Risks of material misstatements in financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.

Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.

Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.

For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.

The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. It maintains detailed documentation on internal controls related to accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.

Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in all subsidiaries. Detailed process controls and documentation of controls performed are also implemented in almost all subsidiaries, covering the items with significant materiality and risk.

In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through a Company Control hub structure, covering subsidiaries in each respective geographical area. During 2015, the Company developed its internal control function within Group Function Finance, Financial Control to cover a wider scope than previously.

Based on a common IT platform, a common chart of account and common master data, the hubs and shared services centers perform accounting and financial reporting services for most subsidiaries.

Information and communication

The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned. Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.

Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower tool, Ericsson Compliance Line, that can be used for the reporting of alleged violations that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring

The Company’s process for financial reporting is reviewed annually by management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center and company control hub management continuously monitor accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in subsidiaries as well as in business units and regions.

Ericsson Annual Report on Form 20-F 2015

The Company’s financial performance is also reviewed at each Board meeting. The Committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer finance, cash management, financial reporting and internal control. The Audit Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit Committee. The Audit Committee also receives regular reports from the external auditor. The Audit Committee follows up on any actions taken to improve or modify controls.

Board of Directors

Stockholm, February 26, 2016

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

Ericsson Annual Report on Form 20-F 2015

REMUNERATION REPORT

Introduction

This report outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to Group management.

The work of the Remuneration Committee in 2015 and the remuneration policy are explained below, followed by descriptions of plans and their outcomes.

More details on the remuneration of Group management and Board members’ fees can be found in the Notes to the Consolidated financial statements – Note C28, “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

Board member remuneration is resolved annually by the Annual General Meeting.

The Remuneration Committee

The Remuneration Committee (the Committee) advises the Board of Directors on a regular basis on the remuneration to the Group management, consisting of the Executive Leadership Team (ELT). This includes fixed salaries, pensions, other benefits and short-and long-term variable compensation. The Committee reviews and prepares for resolution by the Board:

•	Proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Proposals on targets for the short-term variable compensation for the President and CEO.

•	Proposals to the Annual General Meeting on guidelines for remuneration to the ELT.

•	Proposals to the Annual General Meeting on long-term variable compensation and similar equity arrangements.

The responsibility of the Committee is also to:

•	Approve proposals on salary and other remuneration, including retirement compensation, for the ELT members.

•	Approve proposals on targets for the short-term variable compensation for the ELT members.

•	Approve payout of the short-term variable compensation for the ELT, based on achievements and performance.

The Committee’s work forms the foundation for the governance of Ericsson’s remuneration processes, together with Ericsson’s internal systems and audit controls. The Committee is chaired by Leif Johansson and its other members are Börje Ekholm, Rox-anne S. Austin, and Karin Åberg. All the members are non-executive directors, independent (except for the employee representative) as required by the Swedish Corporate Governance Code and have relevant knowledge and experience of remuneration matters.

The Company’s Chief Legal Officer acts as secretary to the Committee. The President and CEO, the Senior Vice President, Head of Human Resources and the Vice President, Head of Total Rewards attend Committee meetings by invitation and assist the Committee in its considerations, except when issues relating to their own remuneration are being discussed.

The Committee has appointed an independent expert advisor, Piia Pilv, to assist and advise in its work. The independent advisor provided no other services to the Company during 2015. The Committee is also furnished with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman strives to ensure that contact is maintained, as necessary and appropriate, with shareholders regarding remuneration.

Further information on the Committee and its responsibilities can be found in the Corporate Governance Report. These responsibilities, together with the Guidelines for remuneration to Group management and the Long-Term Variable (LTV) compensation program is reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy.

The Guidelines for remuneration to Group management are, in accordance with Swedish law, brought to shareholders annually for approval.

Remuneration policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. The remuneration policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The Guidelines for remuneration to Group management 2015, approved by the AGM, can be found in Note C28. The auditor’s report regarding whether the company has complied with the guidelines for remuneration to Group management during 2015 is posted on the Ericsson website.

Ericsson Annual Report on Form 20-F 2015

The Committee held four meetings during 2015. The winter meetings focused on following up on results from the 2014 variable compensation programs and preparing proposals to shareholders for the 2015 Annual General Meeting (AGM). The Committee proposed to the Board of Directors to approve the LTV 2012 vesting result. In early fall, the Committee made an overview of the global technology sector pay practices to review the global competitive landscape for Ericsson’s senior talent together with the independent advisor. The Committee concluded that Ericsson’s remuneration level is competitive but that the the pay mix is more fixed in nature with larger emphasis on base salary compared to typical market practice in the US, Europe and Asia. In the high-tech industry, the prevalent long-term incentive vehicle is restricted shares (shares that vest based on time only) as retention and recognition continue to be the key drivers for plan design. Ericsson’s Long-Term Variable Compensation program (LTV) is the least competitive remuneration element in terms of design and levels in the total compensation package. The Committee therefore continues to monitor market trends. In its review with the independent advisor, the Committee also covered the shareholder perspective, as well as share market rules and legislation relevant for executive remuneration. The conclusion was to continue monitoring the market, expectations, rules and regulations to create a more competitive long-term incentive plan. At the last meeting of the year, the Committee approved the CEO proposal for salary adjustments for the ELT and established the framework for the short-term targets for 2016 and prepared the CEO remuneration for the Board to resolve.

Evaluation of the Guidelines for remuneration to Group management and of the LTV program

The Committee supports the Board with the review and evaluation of the Guidelines for remuneration to Group management and Ericsson’s application of these guidelines. The Committee and the Board have concluded that the guidelines remain valid and right for Ericsson and that the guidelines should not be changed for 2016 but will continue to explore possible changes for future years.

Furthermore, the Remuneration Committee is of the opinion that the LTV program fulfills the defined objectives to promote “One Ericsson”. The number of participants as of December 1, 2015 was approximately 34,000 employees, compared to 32,000 employees as of December 1, 2014. The evaluation also confirms that the Key Contributor Retention Plan meets the purpose of retaining the Company’s key employees. The voluntary attrition rate among Key Contributors is far smaller compared to the overall employee attrition rate. After a thorough review of alternative LTV designs, the Committee concluded to not propose any changes in the 2016 Executive Performance Stock plan but will continue to explore alternatives.

Total remuneration

When considering the remuneration of an individual, it is the total remuneration that matters. First, the total annual cash compensation is defined, consisting of the target level of short-term variable compensation plus fixed salary. Thereafter, target long-term variable compensation is added to get to the total target compensation and, finally, pension and other benefits are added to arrive at the total remuneration.

For the ELT, remuneration consists of fixed salary, short-term and long-term variable compensation, pension and other benefits. If the size of any one of these elements is increased or decreased when setting the remuneration, at least one other element has to change if the total compensation is to remain unchanged.

The remuneration costs for the CEO and the ELT are reported in Note C28.

Fixed salary

When setting fixed salaries, the Committee considers the impact on total remuneration, including pensions and associated costs. The absolute levels are determined based on the size and complexity of the position and the year-on-year performance of the individual. Together with other elements of remuneration, ELT salaries are subject to an annual review by the Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

Variable compensation

Ericsson strongly believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns employees with clear and relevant targets, but it also enables more flexible payroll costs and emphasizes the link between performance and pay.

All variable compensation plans have maximum award and vesting limits. Short-term variable compensation is to a greater extent dependent on the performance of the specific unit or function, while long-term variable compensation is dependent on the achievements of the Ericsson Group.

Ericsson Annual Report on Form 20-F 2015

Summaries of 2015 short- and long-term variable compensation

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short-term: Compensation delivered over twelve months or less

Fixed salary	Fixed compensation paid at set times	Attract and retain employees, delivering part of annual compensation in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable compensation (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance, and flexible cost	Enrolled employees, including Executive Leadership Team. Approximately 75,100 in 2015	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Sales Incentive Plan (SIP)	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in sales. Approximately 2,200 in 2015	Similar to STV, but reward can increase up to three times the target level depending on performance. All plans have maximum award and vesting limits

Long-term: Compensation delivered over three years or more

Stock Purchase Plan (SPP)	All-employee share- based plan	Reinforce a “One Ericsson” mentality and align employees’ interests with those of shareholders	Where practicable, all employees are eligible	Buy one share and it will be matched by one share after three years if still employed

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, get one more matching share in addition to the SPP one

Executive Performance Stock Plan (EPSP)	Share-based plan for senior managers	Compensation for long-term commitment and value creation	Senior managers, including Executive Leadership Team	Subject to performance, get up to four, six or, for CEO, nine further shares matched to each SPP share for long-term performance

Ericsson measures business performance according to five categories of measurements derived from the overall strategy: growing sales faster than the market, best-in-class operating margin, strong cash conversion, customer satisfaction and employee engagement. These categories form the basis for the short- and long-term variable compensation programs and set the framework of what measurements shall be used for variable compensation.

Short-term variable compensation

Annual variable compensation is delivered through cash-based programs. Specific business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to grow faster than the market with best-in-class margins and strong cash conversion and therefore the starting point is to have three core targets:

•	Net sales growth

•	Operating income

•	Cash flow

For the ELT, targets are thus predominantly financial at either Group level (for Heads of Group functions) or at the individual unit level (for Heads of regions or business units) and may also include operational targets like customer satisfaction and employee engagement.

The chart on the previous page illustrates how payouts to the ELT have varied with performance over the past five years.

The Board of Directors decides on the financial targets for the CEO, and the Committee decides on all targets which are set for the ELT. These targets are cascaded within the organization and broken down to unit-related targets throughout the Company. This is always subject to a two-level management approval process. The Committee monitors the appropriateness and fairness of Group target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value.

During 2015, approximately 77,300 employees participated in short-term variable compensation plans.

Long-term variable compensation

Share-based long-term variable compensation plans are submitted each year for approval by shareholders at the AGM. All long-term variable compensation plans are designed to form part of a well-balanced total remuneration package and to span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal investment, corporate performance and the share price performance. During 2015, share-based compensation was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan

The all-employee Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate. This reinforces “One Ericsson,” aligned with shareholder interests. Employees can save up to 7.5% of gross fixed salary (the President and CEO can save up to 10% of gross fixed salary and short-term variable compensation) for purchase of Class B shares at market price on Nasdaq Stockholm or ADSs on NASDAQ New York (contribution shares) over a twelve-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs, as applicable. The plan was introduced in 2002 and employees in 71 countries participated during its first year. In December 2015, the number of participants was approximately 34,000, or approximately 31% of eligible employees in 116 countries.

Participants save each month, beginning with the August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment and hence the matching spans over two financial years and two tax years.

Ericsson Annual Report on Form 20-F 2015

Short-term variable compensation structure

	Short-term variable compensation as percentage of fixed salary			Percentage of short-term variable compensation maximal opportunity
	Target level	Maximum level	Actual paid	Group financial targets	Unit/functional financial targets	Non-financial targets
CEO 2014	80%	160%	99%	100%	0%	0%
CEO 2015	80%	160%	114%	100%	0%	0%
Average ELT 20141)	54%	107%	59%	46%	23%	31%
Average ELT 20151)	51%	102%	66%	48%	25%	28%

1)	Excludes CEO, differences in target and maximum levels from year to year are due to changes in the composition of the ELT.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy. It is designed to recognize individuals for performance, critical skills and potential as well as to encourage retention of key employees.

Under the program, operating units around the world can nominate up to 10% of employees worldwide. Each unit nominates individuals that have been identified according to performance, critical skills and potential. The nominations are calibrated in management teams locally and are reviewed by both local and corporate Human Resources.

Participants selected obtain one extra matching share in addition to the one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month investment period. The plan was introduced in 2004.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was first introduced in 2004. The plan is designed to focus management on driving long-term financial performance and to provide market-competitive remuneration. Senior managers, including the ELT, are selected to obtain up to four or six extra shares (performance-matching shares). This is in addition to the one matching share for each contribution share purchased under the all-employee Stock Purchase Plan. The President and CEO may obtain up to nine performance-matching shares in addition to the Stock Purchase Plan matching share for each contribution share. Performance matching is subject to the fulfillment of performance targets.

To support the long-term strategy and value creation the following targets for the 2015 Executive Performance Stock Plan were resolved at the AGM on proposal by the Board:

•	Net Sales Growth: Up to one-third of the award will vest if the compound annual growth rate of consolidated net sales is between 2 and 6% comparing 2017 financial results to 2014.

•

Operating Income Growth: Up to one-third of the award will vest if the compound annual growth rate of consolidated operating income is between 5 and 15% comparing 2017 financial results to 2014. Extraordinary restructuring charges excluded.

•

Cash Conversion: Up to one-third of the award will vest if cash conversion is at or above 70% during each of the years 2015–2017, vesting one ninth of the total award for each year the target is achieved. Extraordinary restructuring charges excluded.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the share market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors. When undertaking its evaluation of performance, the Board of Directors will consider, in particular, the impact of larger acquisitions, divestments, the creation of joint ventures and any other significant capital event on the three targets on a case-by-case basis.

Benefits and terms of employment

Pension benefits follow the competitive practice in the employee’s home country and may contain various supplementary plans, in addition to any national system for social security. Where possible, pension plans are operated on a defined contribution basis, i.e. Ericsson pays contributions but does not guarantee the ultimate benefit. This applies unless local regulations or legislation prescribe that defined benefit plans that do give such guarantees have to be offered.

For the President and CEO and other members of the ELT employed in Sweden before 2011, a supplementary pension plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP).

The ELT members employed in Sweden since 2011 are normally covered by the defined contribution plan under the ITP1 scheme.

For members of the ELT who are not employed in Sweden, local market competitive pension arrangements apply.

Other benefits, such as company cars and medical insurance, are also set to be competitive in the local market. The ELT members may not receive loans from the Company.

The ELT members locally employed in Sweden have a mutual notice period of up to six months. Upon termination of employment by the Company, severance pay can amount to up to 18 months’ fixed salary.

Remuneration policy in practice

Ericsson has taken a number of measures over the years to enhance the understanding of how the company translates remuneration principles and policy into practice. The first step was the launch of an internal remuneration website which provides e-learning and training program solutions targeted for line managers. This was followed by the development and implementation of an Integrated Human Resources IT tool. Since then, enhancements of the IT tool and continuous briefings of line managers on pay principles and their practical execution enabled further progress towards globally consistent principles while allowing room for adaptation to local legislation and pay markets.

Ericsson Annual Report on Form 20-F 2015

SHAREHOLDERS – Ericsson and the capital markets

ERICSSON AND THE CAPITAL MARKETS

Purpose of the capital markets communications

Ericsson’s overall goal is to create shareholder value. This is achieved through a number of objectives, both financial and non-financial, including growing faster than the market with best-in-class margins and strong cash conversion.

The communication with the capital markets aims to support the Company’s overall goal by ensuring increased understanding and decreased volatility through transparency and clear messages. The Investor Relations department serves as the bridge between the Company’s strategic planning , development and activities, and the external valuation and perception.

Transparency means giving transparent, relevant and consistent communication, on a timely, fair and equal basis and making sure the stakeholders are updated. Over the years, the stakeholders have become more diverse, which has increased the importance of clear and concise messages to the financial market.

Goals and measurement

Perception studies are carried out on a regular basis to gauge the perceptions of messages at capital markets days, the web site, road shows and the availability and credibility of the IR department and the executive management.

Ericsson aims to maintain a long-term relationship with its shareholders, and the IR department monitors shareholder turnover on a regular basis.

IR activities are linked to the Company strategy and development

Throughout the year, the IR department carries out a number of activities aiming at meeting the goals of transparent communication and increased understanding; capital markets days, road shows, meetings with investors and analysts etc. There are about 600 IR meetings with investors and analysts every year. The IR department also participates in all communications surrounding the Company’s activities, product launches, quarterly earnings, M&A-activities etc, to ensure that financial communication is clear and relevant for the capital markets.

Working with other functions in the company

While communication with the rating institutions primarily falls with Group function Treasury, the IR department is also involved on a regular basis.

With strong growth in Ericsson’s operations in the US, coupled with a larger shareholder base, the US market has grown in importance in recent years. To match strong operations with local funding, Ericsson launched a bond program in the US in 2012. Treasury and IR do a joint annual roadshow to meet bondholders in the US market.

Activities at Industry events

The IR department also participates at important industry events such as the annual Mobile World Congress. The IR activities include communication relating to important Company news, but also setting up meetings between Company spokes-people and different stakeholders to facilitate their understanding of how important news and activities relate to the Company’s goals and strategy.

IR in Transformation

Ericsson is transforming from a leader in telecommunications and related services into a leader in the ICT arena.

Simultaneously, the stakeholders in the capital markets have also transformed in recent years; from industry-specialists focusing on the technology sector to generalists covering several sectors. It

Important activities during the year 2015

•

At the Mobile World Congress in Barcelona in March, Ericsson announced several products including the new Ericsson Radio System product family. Investor and analysts meetings were held with management and spokespersons.

•

At the Annual General Meeting of shareholders in April, CEO Hans Vestberg talked about Ericsson’s strategic direction and the strong commitment to sustainability and corporate responsibility with continuous and measurable improvements in all areas.

•	In September, CFO Jan Frykhammar and group Treasurer Carl Mellander performed the annual US investor roadshow to meet share- and bondholders.

Ericsson Annual Report on Form 20-F 2015

Important events during the year 2015

has become increasingly important for the financial communication to make it easy for stakeholders to make the connection between the Company’s activities and development and its long-term strategy, thus putting higher demands on clear messages.

With almost two thirds of Ericsson’s holdings outside of Sweden, the IR department needs to have an understanding of focus areas, questions and issues in other parts of the world. The demand for availability at a global level also means working with other tools besides regular meetings, such as digital media.

•

During the UN week in New York, CEO Hans Vestberg, Chief Strategy Officer Rima Qureshi and Elaine Weidman-Grunewald, head of Sustainability and Corporate Responsibility, talked about Ericsson’s strategy and how Sustainability and Corporate Responsibility are an integral part of this strategy.

•	In November, Ericsson held the annual Capital Markets Day in Stockholm with more than 200 participants. For more information, see page 135.

•	CEO Hans Vestberg and CFO Jan Frykhammar participated in meetings and on stage at an investor conference in Barcelona in November. Focus was primarily on the new partnership with Cisco.

Ericsson Annual Report on Form 20-F 2015

INVESTORS AND FINANCIAL ANALYSTS Q&A

What is the sales development and market trend in North America?

The business in North America was driven by network quality and capacity expansion. As anticipated, segment Networks mobile broadband business in North America was slower than 2014 as operators focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. There was however a stabilization in mobile broadband business during the year. There is an underlying need for more densification and capacity investments due to the increased mobile data traffic and there is continued good progress in targeted area business such as OSS and BSS and TV and Media.

What is the market trend in Europe?

2015 was driven by continued investments in network quality and capacity combined with managed services. Vodafone continued and started to complete a multi-year project called “Project Spring” to increase the coverage and capacity in several European countries. Efficiency and ICT transformation were main drivers for good development in Professional Services and Support Solutions. Operator consolidations continued to be on the agenda during the year partly driven by an increasing need for network investments. Business in Russia developed negatively during the year driven by a weakened Ruble.

What is the market trend in China?

In Mainland China large-scale roll out of LTE networks continued, and sales during the year were driven by deployment of 4G/ LTE coverage type of contracts. Future capacity sales will be dependent on subscriber uptake and mobile data usage in the LTE networks.

What is the market trend in emerging markets?

Business in many emerging markets during 2015 was driven by 3G. 4G coverage is still low and there is a need for more mobile broadband deployments. For, example, the 4G subscriber penetration in Asia Pacific 2014 was only 14% and we estimate this to grow to 45% by 2021. There has been a somewhat slower pace of mobile broadband investments in markets that had a weak macro economic development.

What is the reason for the organic sales decline in segment Networks?

Mobile broadband business in North America was slower than 2014 as operators focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. There was also a slower pace of mobile broadband investments in markets such as Japan, Russia, and Brazil.

How has the business mix developed during the year?

The business mix has developed with more coverage sales compared to 2014, partly driven by 4G deployments in Mainland China.

US dollar has strengthened compared to several currencies, how has this impacted the result?

Compared to 2014, currency movements versus the Swedish Krona have impacted sales positively mainly driven by the strengthened US dollar. The positive underlying effect on the income from having less costs than revenues in US dollar was partly offset by negative effect from currency hedge contracts. The strengthened US dollar also had a negative impact on operator investments in some markets.

Can you give us an update on your cost saving plan?

The global cost and efficiency program, with the target to achieve annual net savings of SEK 9 billion during 2017 compared to 2014, is progressing according to plan. Since the announcement in November last year, a number of activities have been implemented globally, contributing to lower cost levels.

Capital Markets Day – the main messages

Ericsson held its Capital Markets Day in Stockholm on November 10, 2015. The company gave an update on the progress of its Networked Society strategy, focusing on market development, growth agenda, and profitability.

Hans Vestberg was joined on stage by several executive leadership team members of Ericsson. A detailed update of the progress in targeted growth areas was given, showing continued sales growth in line with plan and representing a growing share of Ericsson’s total sales.

The partnership with Cisco announced on November 9, 2015, was discussed on stage by Hans Vestberg and John Chambers, Executive Chairman, Cisco.

Ericsson Annual Report on Form 20-F 2015

SHARE INFORMATION

Share trading

The Ericsson Class A and Class B shares are listed on Nasdaq Stock-holm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2015, approximately 2.3 (1.9) billion shares were traded on Nasdaq Stockholm and approximately 0.9 (1.0) billion ADS were traded in the United States (incl. NASDAQ New York). A total of 3.2 (2.9) billion Ericsson shares were thus traded on the exchanges in Stockholm and in the United States. Trading volume in Ericsson shares increased by approximately 20% on Nasdaq Stockholm and decreased by approximately 5% in the United States compared to 2014. With the implementation of the Mifid directive in the EU, share trading has become increasingly fragmented across a number of venues and trading categories. Trading on MTFs and other venues have gained market shares from stock exchanges like Nasdaq Stockholm.

Trading in Stockholm represented 37 percent of total trading in 2015, compared with 47 percent in 2011. Total trading in Ericsson B on all venues combined, has decreased slightly over the past five years, from 7.1 billion shares in 2011 to 6.2 billion shares in 2015. Over the same period, trading of Ericsson ADS in the US has decreased from 1.5 billion ADS to 0.9 billion ADS.

This development, with decreasing share of trading volumes in Stockholm, is in line with the development for other Swedish Large Cap shares.

The Ericsson share

Share/ADS listings
Nasdaq Stockholm
NASDAQ New York

Share data December 31, 2015
Total number of shares in issue	3,305,051,735
of which Class A shares,each carrying one vote1)	261,755,983
of which Class B shares, each carrying one tenth of one vote1)	3,043,295,752
Ericsson treasury shares, Class B	49,367,641
Quotient value	SEK 5.00
Market capitalization	approx. SEK 271 billion
ICB (Industry Classification Benchmark)	9500

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg NASDAQ	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters NASDAQ	ERIC.O

Changes in number of shares and capital stock 2011–2015

		Number of shares	Share capital (SEK)
2011	December 31	3,273,351,735	16,366,758,678
2012	June 29, new issue (Class C shares, later converted to Class B)	31,700,000	158,500,000
2012	December 31	3,305,051,735	16,525,258,678
2013	December 31	3,305,051,735	16,525,258,678
2014	December 31	3,305,051,735	16,525,258,678
2015	December 31	3,305,051,735	16,525,258,678

Share performance indicators

	2015	2014	2013	2012	2011
Earnings per share, diluted (SEK)1)	4.13	3.54	3.69	1.78	3.77
Operating income per share (SEK)2)	6.71	5.19	5.53	3.25	5.58
Stockholders’ equity per share, basic, end of period (SEK)3)	45.00	44.51	43.39	42.51	44.57
P/E ratio	20	26	21	36	19
Total shareholder return (%)	–9	24	25	–3	–7
Dividend per share (SEK)4)	3.70	3.40	3.00	2.75	2.50

1)	Calculated on average number of shares outstanding, diluted.
2)	Calculated on average number of shares outstanding, basic.
3)	Calculated on number of shares, end of period.
4)	For 2015 as proposed by the Board of Directors.

For definitions of the financial terms used, see Glossary and Financial Terminology.

Ericsson Annual Report on Form 20-F 2015

Share trend

In 2015, Ericsson’s total market capitalization decreased by 12.6% to SEK 271 billion, compared to an increase by 20.1% reaching SEK 310 billion in 2014. In 2015, the index, OMX Stockholm, on Nasdaq Stockholm increased by 6.6%, the NASDAQ composite index increased by 5.7% and the S&P 500 Index decreased by 0.7%.

Ericsson Annual Report on Form 20-F 2015

Share and ADS prices

Principal trading market—Nasdaq Stockholm—share prices

The table below states the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the periods indicated. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members. The equity securities listed on the Nasdaq Stockholm Official Price List of Shares currently comprise the shares of 288 companies.

Host market NASDAQ New York—ADS prices

The table below states the high and low share prices quoted for the ADSs on NASDAQ New York for the periods indicated. The NASDAQ New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm

(SEK)	2015	2014	2013	2012	2011
Class A at last day of trading	79.35	88.25	74.50	63.90	69.55
Class A high (April 14, 2015)	111.30	91.80	86.95	72.00	93.60
Class A low (September 29, 2015)	72.00	71.55	50.00	55.55	59.05
Class B at last day of trading	82.30	94.35	78.50	65.10	70.40
Class B high (April 14, 2015)	120.00	96.40	90.95	71.90	96.65
Class B low (December 15, 2015)	75.30	75.05	64.50	55.90	61.70

Source: Nasdaq Stockholm.

Share prices on NASDAQ New York

(USD)	2015	2014	2013	2012	2011
ADS at last day of trading	9.61	12.10	12.24	10.10	10.13
ADS high (March 18, 2015)	13.14	13.61	14.22	10.60	15.44
ADS low (December 14, 2015)	8.87	11.20	9.78	8.23	8.83

Source: NASDAQ New York.

Share prices on Nasdaq Stockholm and NASDAQ New York

	Nasdaq Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
2011	93.60	59.05	96.65	61.70	15.44	8.83
2012	72.00	55.55	71.90	55.90	10.60	8.23
2013	86.95	50.00	90.95	64.50	14.22	9.78
2014	91.80	71.55	96.40	75.05	13.61	11.20
2015	111.30	72.00	120.00	75.30	13.14	8.87

Quarterly high and low
2014 First Quarter	82.00	71.55	86.25	75.05	13.37	11.52
2014 Second Quarter	84.10	74.15	88.55	77.55	13.61	11.83
2014 Third Quarter	89.95	74.50	94.45	77.90	13.28	11.50
2014 Fourth Quarter	91.80	76.05	96.40	81.05	12.74	11.20
2015 First Quarter	107.10	88.75	113.70	92.90	13.14	11.75
2015 Second Quarter	111.30	80.05	120.00	85.85	13.10	10.33
2015 Third Quarter	91.00	72.00	96.40	77.45	11.08	9.23
2015 Fourth Quarter	83.70	73.00	88.30	75.30	10.58	8.87

Monthly high and low
October 2015	82.20	74.60	88.30	80.45	10.58	9.47
November 2015	83.70	74.80	88.40	78.55	10.15	9.06
December 2015	82.05	73.00	85.20	75.30	9.86	8.87
January 2016	80.40	71.50	83.60	73.25	9.64	8.55
February 2016	77.95	70.10	80.60	70.65	9.39	8.43
March 2016	80.00	75.50	82.40	76.85	10.10	9.14

1)	One ADS = 1 Class B share.

Source: Nasdag Stockholm and NASDAQ New York.

Ericsson Annual Report on Form 20-F 2015

Shareholders

As of December 31, 2015, the Parent Company had 468,089 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 959 holders had a US address. According to information provided by the Company’s depositary bank, Deutsche Bank, there were 274,335,547 ADSs outstanding as of December 31, 2015, and 3,987 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 11, 2016, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 150,928.

According to information known at year-end 2015, approximately 85% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

The table below shows the total number of shares in the Parent Company owned by the Executive Leadership Team and Board members (including Deputy employee representatives) as a group as of December 31, 2015.

The Executive Leadership Team and Board members, ownership

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Leadership Team and Board members as a group (29 persons)	0	1,091,264	0.02%

Includes shares held via endowment insurance, for more info, see page 115–116, note 2. For individual holdings, see Corporate Governance Report.

Share distribution1)

Holding	No. of shareholders	No. of shares A	No. of shares B	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1–500	370,450	1,361,190	49,687,320	1.54%	1.12%	4,197
501–1,000	44,783	1,026,313	32,700,427	1.02%	0.76%	2,773
1,001–5,000	43,383	3,126,529	90,609,772	2.84%	2.15%	7,705
5,001–10,000	5,181	1,155,815	35,751,563	1.12%	0.84%	3,034
10,001–15,000	1,323	530,481	15,763,760	0.49%	0.37%	1,339
15,001–20,000	618	423,291	10,558,905	0.33%	0.26%	903
20,001–	2,350	254,132,364	2,808,120,373	92.65%	94.50%	251,274

Total, December 31, 20152)	468,089	261,755,983	3,043,295,752	100.00%	100.00%	271,234

1)	Source: Euroclear
2)	Includes a nominee reporting discrepancy of 103,632 shares.

The following table shows share information, as of December 31, 2015, with respect to the 15 largest shareholders, ranked by voting rights, as well as their percentage of voting rights as of December 31, 2015, 2014 and 2013.

Largest shareholders, December 31, 2015 and percentage of voting rights, December 31, 2015, 2014 and 2013

Identity of person or group1)	Number of Class A shares	Of total Class A shares, percent	Number of Class B shares	Of total Class B shares, percent	2015 Voting rights, percent	2014 Voting rights, percent	2013 Voting rights, percent
Investor AB	115,762,803	44.23	59,284,545	1.95	21.50	21.50	21.50
AB Industrivärden	86,052,615	32.88	71,068	0.00	15.20	15.20	15.21
Svenska Handelsbankens Pensionsstiftelse	27,430,790	10.48	—	0.00	4.85	4.85	3.62
AFA Försäkring AB	11,723,000	4.48	5,998,521	0.20	2.18	2.06	2.10
Dodge & Cox	0	0.00	113,049,778	3.71	2.00	2.08	1.36
Swedbank Robur AB	16,814	0.01	101,413,009	3.33	1.79	1.91	2.16
AMF Pensionsförsäkring AB	0	0.00	98,078,456	3.22	1.73	1.85	1.34
Livförsäkringsbolaget Skandia, ömsesidigt	7,114,066	2.72	19,042,807	0.63	1.59	1.57	1.32
BlackRock Institutional Trust Company, N.A.	0	0.00	83,945,614	2.76	1.48	1.45	1.45
MFS Investment Management	2,470	0.00	75,416,310	2.48	1.33	0.43	0.40
PRIMECAP Management Company	0	0.00	75,364,410	2.48	1.33	0.57	0.48
Norges Bank Investment Management (NBIM)	0	0.00	64,704,304	2.13	1.14	1.14	1.15
Handelsbanken Asset Management	82,826	0.03	57,114,406	1.88	1.02	1.02	0.85
State Street Global Advisors (US)	0	0.00	57,316,994	1.88	1.01	0.92	0.77
The Vanguard Group, Inc.	0	0.00	54,428,202	1.79	0.96	0.77	0.66
Others	13,570,599	5.18	2,178,067,328	71.57	40.87	42.70	45.63

Total	261,755,983	100	3,043,295,752	100	100	100	100

1)	Source: Nasdaq

Ericsson Annual Report on Form 20-F 2015

OTHER INFORMATION

FIVE-YEAR SUMMARY

For definitions of certain financial terms used, see Financial terminology.

Five-year summary

	2015		Change	2014	2013	2012	2011

Income statement items, SEK million
Net sales	246,920		8%	227,983	227,376	227,779	226,921
Operating income	21,805		30%	16,807	17,845	10,458	17,900
Financial net	–1,933		94%	–996	–747	–276	221
Net income	13,673		23%	11,143	12,174	5,938	12,569

Year-end position, SEK million
Total assets	284,363		–3%	293,558	269,190	274,996	280,349
Working capital as defined1)	104,811		2%	103,246	106,940	100,619	109,552
Capital employed as defined1)	195,150		3%	189,839	180,903	176,653	186,307
Gross cash as defined1)	66,270		–8%	72,159	77,089	76,708	80,542
Net cash as defined1)	18,486		–33%	27,629	37,809	38,538	39,505
Property, plant and equipment	15,901		19%	13,341	11,433	11,493	10,788
Stockholders’ equity	146,525		2%	144,306	140,204	136,883	143,105
Non-controlling interest	841		–16%	1,003	1,419	1,600	2,165
Interest-bearing liabilities and post-employment benefits	47,784		7%	44,530	39,280	38,170	41,037

Per share indicators
Earnings per share, basic, SEK, as defined	4.17		17%	3.57	3.72	1.80	3.80
Earnings per share, diluted, SEK, as defined	4.13		17%	3.54	3.69	1.78	3.77
Cash dividends per share, SEK, as defined	3.70	2)	9%	3.40	3.00	2.75	2.50
Stockholders’ equity per share, SEK, as defined	45.00		1%	44.51	43.39	42.51	44.57
Number of shares outstanding (in millions)
end of period, basic	3,256		—	3,242	3,231	3,220	3,211
average, basic	3,249		—	3,237	3,226	3,216	3,206
average, diluted	3,282		—	3,270	3,257	3,247	3,233

Other information, SEK million
Additions to property, plant and equipment	8,338		57%	5,322	4,503	5,429	4,994
Depreciation and write-downs/impairments of property, plant and equipment	4,689		9%	4,316	4,209	4,012	3,546
Acquisitions/capitalization of intangible assets	5,228		–18%	6,184	4,759	13,247	2,748
Amortization and write-downs/impairments of intangible assets	5,538		–2%	5,629	5,928	5,877	5,490
Research and development expenses	34,844		–4%	36,308	32,236	32,833	32,638
as percentage of net sales	14.1%		—	15.9%	14.2%	14.4%	14.4%

Ratios
Operating margin excluding joint ventures and associated companies	8.8%		—	7.4%	7.9%	9.7%	9.6%
Operating margin	8.8%		—	7.4%	7.8%	4.6%	7.9%
EBITA margin, as defined1)	10.5%		—	9.3%	9.8%	6.6%	9.9%
Cash conversion, as defined1)	85%		—	84%	79%	116%	40%
Return on equity, as defined1)	9.3%		—	8.1%	8.7%	4.1%	8.5%
Return on capital employed, as defined1)	11.6%		—	9.8%	10.7%	6.7%	11.3%
Equity ratio, as defined	51.8%		—	49.5%	52.6%	50.4%	51.8%
Capital turnover, as defined1)	1.3		—	1.2	1.3	1.3	1.2
Inventory turnover days, as defined	64		—	64	62	73	78
Trade receivables turnover, as defined	3.3		—	3.1	3.4	3.6	3.6

Statistical data, year-end
Number of employees	116,281		–2%	118,055	114,340	110,255	104,525
of which in Sweden	17,041		–3%	17,580	17,858	17,712	17,500
Export sales from Sweden, SEK million	117,486		3%	113,734	108,944	106,997	116,507

(1)	These financial measures as defined by us may constitute non-IFRS measures. For a reconciliation to the most directly comparable IFRS measures, see Item 3A—Reconciliation to IFRS of the Annual Report on Form 20-F for the year ended December 31, 2015.
(2)	For 2015, as proposed by the Board of Directors.

Ericsson Annual Report on Form 20-F 2015

GLOSSARY

2G

The first digital generation of mobile systems. Includes GSM, TDMA, PDC and cdmaOne.

3G

Third generation mobile system. Includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

4G

See LTE.

Backhaul

Transmission between radio base stations and the core network.

BSS

Business support systems.

CAGR

Compound Annual Growth Rate.

CDMA

Code Division Multiple Access. A radio technology on which the cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based.

Cloud

When data and applications reside in the network.

CO2e

The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.

EDGE

An enhancement of GSM. Enables the transmission of data at speeds up to 250 kbps (Evolved EDGE up to 1 Mbps.)

EPC

Evolved Packet Core. The core network of the LTE system.

GSM

Global System for Mobile Communications. A first digital generation mobile system.

Global ICT Centers

Ericsson is building three Global ICT Centers, facilities that allow the connection of both Telco and ICT (Information Communication Technology) equipment and allow access by over 20,000 engineers globally.

HDS 8000

A product announced by Ericsson in 2015. Ericsson HDS 8000 (Hyperscale Datacenter System) is a new generation of hyperscale datacenter systems that uses Intel® Rack Scale Architecture.

Heterogeneous network

Densification and enhancement of a network to increase capacity.

HSPA

High Speed Packet Access. Enhancement of 3G/WCDMA that enables mobile broadband.

ICT

Information and Communication Technology.

IMS

IP Multimedia Subsystem. A standard for voice and multimedia services over mobile and fixed networks using IP.

IP

Internet Protocol. Defines how information travels between network elements across the internet.

IPR

Intellectual Property Rights.

IPTV

IP Television. A technology that delivers digital television via fixed broadband access.

JV

Joint Venture.

LTE

Long-Term Evolution. 4G; the evolutionary step of mobile technology beyond HSPA, allowing data rate above 100 Mbps.

M-commerce

Mobile commerce.

M2M

Machine-to-machine communication.

Managed services

Management of operator networks and/or hosting of their services.

Mobile broadband

Wireless high-speed internet access using the HSPA, LTE and CDMA2000EV-DO technologies.

Networked Society

Ericsson’s vision of what will happen when everything that can benefit from being connected is connected, empowering people, business and society.

NFV

Network Functions Virtualization. Software implementation of network functions that can be deployed in virtualized infrastructure, offering efficient orchestration, automation and scalability.

OSS

Operations Support Systems.

SDN

Software-Defined Network. A programmable network with physical separation of decisions about where network traffic is sent (control plane), from the underlying system that forward traffic to the selected destinations (data plane).

VoLTE (Voice over LTE)

VoLTE, based on the IP Multimedia Subsystem (IMS), is a voice service delivered as data flows in LTE, over time replacing the legacy circuit-switched voice network.

WCDMA

Wideband Code Division Multiple Access. A 3G mobile communication standard. WCDMA builds on the same core network infrastructure as GSM.

xDSL

Digital Subscriber Line technologies for broadband multimedia communications in fixed-line networks. Examples: IP-DSL, ADSL and VDSL.

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our“all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Ericsson Annual Report on Form 20-F 2015

FINANCIAL TERMINOLOGY

CAPEX

Capital expenditures.

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions; deferred tax liabilities; other non-current liabilities; current provisions; trade payables and other current liabilities.

Capital turnover

Net sales divided by average capital employed.

Cash conversion

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as percent.

Cash dividends per share

Dividends paid divided by average number of basic shares.

Compound annual growth rate (CAGR)

The year-over-year growth rate over a specified period of time.

Days sales outstanding (DSO)

Trade receivables balance at quarter end divided by net sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.

Earnings per share (EPS)

Basic earnings per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share: the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential ordinary shares.

EBITA margin

Earnings before interest, taxes, amortization and write-downs of acquired intangibles (intellectual property rights, trademarks and other intangible assets; see Note C10 “Intangible assets”) as a percentage of net sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Gross cash

Cash and cash equivalents plus short-term investments.

Inventory turnover days (ITO days)

365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash

Cash and cash equivalents plus short-term investments less interest-bearing liabilities (which include: non-current borrowings and current borrowings) and post-employment benefits.

OPEX

Operational expenses.

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by Earnings per basic share.

Payable days

The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.

Sales, adjusted for comparable units and currency

YoY sales growth has been adjusted, using last year’s currency rates. In addition any impact from significant divestments or acquisitions has been eliminated.

Payment readiness

Cash and cash equivalents and short-term investments less short-term borrowings plus long-term unused credit commitments. Payment readiness is also shown as a percentage of net sales.

Return on capital employed

The total of Operating income plus Financial income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Return on equity

Net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity (based on the amounts at January 1 and December 31).

Stockholders’ equity per share

Stockholders’ equity divided by the number of shares outstanding at end of period, basic.

Total Shareholder Return (TSR)

The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.

Trade receivables turnover

Net sales divided by average trade receivables.

Value at Risk (VaR)

A statistical method that expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time.

Working capital

Current assets less current non-interest-bearing provisions and liabilities (which include: current provisions; trade payables and other current liabilities).

Exchange rates

Exchange rates in consolidation

	January–December
	2015	2014
SEK/EUR
Average rate1)	9.34	9.11
Closing rate	9.17	9.47
SEK/USD
Average rate1)	8.39	6.89
Closing rate	8.40	7.79

1)	Average for the year for disclosure purpose only. Period income and expenses for each income statement are translated at period average exchange rates.

Ericsson Annual Report on Form 20-F 2015

SHAREHOLDER INFORMATION

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2016 will be held on Wednesday, April 13, 2016, at 3 p.m. at Stockholm Waterfront Congress Centre, Nils Ericsons Plan 4, Stockholm, Sweden.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must:

•	Be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Thursday, April 7, 2016; and

•

Give notice of attendance to the Company at the latest on Thursday April 7, 2016. Notice of attendance can be given by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m., or on Ericsson’s website: www.ericsson.com

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of shareholders

Box 7835, SE-103 98 Stockholm, Sweden

Notice of attendance can be given as from the publication of the notice convening the Annual General Meeting.

When giving notice of attendance, please state the name, date of birth or registration number, address, telephone number and number of assistants, if any.

The meeting will be conducted in Swedish and simultaneously translated into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee must request the nominee to temporarily enter the shareholder into the share register as per Thursday, April 7, 2016, in order to be entitled to attend the meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue and submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration, or if no such certificate exists, a corresponding document of authority. Such documents must not be older than one year unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the original power of attorney, certificates of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Tuesday, April 12, 2016. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com/investors.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 3.70 per share for the year 2015 and that Friday, April 15, 2016 will be the record date for dividend.

Financial information from Ericsson

2015 Form 20-F for the US market: April, 2016

Interim reports 2016:	•	Q1, April 21, 2016	•	Q3, October 21, 2016
	•	Q2, July 19, 2016	•	Q4, January 26, 2017

Annual Report 2016: March, 2017

Ericsson Annual Report on Form 20-F 2015

MORE INFORMATION

ERICSSON’S ANNUAL REPORT

The Annual Report describes Ericsson’s financial and operational performance during 2015. A Corporate Governance Report is attached to the Annual Report.

Find this Annual Report online: www.ericsson.com/annualreport2015

ERICSSON’S SUSTAINABILITY AND CORPORATE RESPONSIBILITY REPORT

Ericsson issues a separate Sustainability and Corporate Responsibility Report. www.ericsson.com/thecompany/ sustainability_corporateresponsibility

For printed publications

A printed copy of the Annual Report is provided on request.

Strömberg Distribution

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericsson@strd.se

IN THE UNITED STATES:

Ericsson’s Transfer Agent Deutsche Bank, Deutsche Bank Shareholder Services American Stock Transfer & Trust Company

Registered holders:

Toll-free number: +1 (800) 937-5449

Interested investors:

Direct dial: +1 (718) 921-8124

Email: DB@amstock.com

Ordering a hard copy of the Annual Report:

Phone: +1 (888) 301 2504

Where you can find out more

Information about Ericsson and its development is available on the website: www.ericsson.com

Annual and interim reports and other relevant shareholder information can be found at: www.ericsson.com/investors

Ericsson headquarters

Torshamnsgatan 21

Kista, Stockholm, Sweden

Registered office

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Investor relations

For questions on the Company,

please contact Investor Relations:

Phone: +46 (10) 719 00 00

Email: investor.relations@ericsson.com

Ericsson Annual Report 2015:

Project management:

Ericsson Investor Relations

Design and production:

Hallvarsson&Halvarsson

Group Management, Board of Directors photography:

Per Myrehed

Printing:

Göteborgstryckeriet 2016

Printed on Scandia 2000

Ericsson Annual Report on Form 20-F 2015

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

April 4, 2016

By:	/s/ Roland Hagman
Roland Hagman
Vice President, Group Controller

By:	/s/ Nina Macpherson
Nina Macpherson
Senior Vice President, Chief Legal Officer